

SHAKE SHACK®

2025 ANNUAL REPORT



FULL YEAR 2025 RESULTS

$1,445.3M
Total Revenue
+ 15.4% growth year-over-year

$2,228.8M
System-wide Sales[1]
+ 15.9% growth year-over-year

TOTAL REVENUE
+ 15.4% growth year-over-year



GAAP Profitability Metrics:

$62.5M
Operating Income

$49.7M
Net Income

Non-GAAP Profitability Metrics:

$314.5M
Restaurant Level Profit[2]

22.6% of Sales

+ 21.9% growth year-over-year

$209.9M
Adjusted EBITDA[3]

14.5% of Total Revenue

+ 19.5% growth year-over-year

SYSTEM-WIDE SALES
+ 15.9% growth year-over-year



---

1. "System-wide sales" is an operating measure and consists of sales from Company-operated Shacks and licensed Shacks. The Company does not recognize the sales from licensed Shacks as revenue. Of these amounts, revenue is limited to licensing revenue based on a percentage of sales from licensed Shacks, as well as certain up-front fees, such as territory fees and opening fees.

2. "Restaurant-level profit," a non-GAAP measure, is defined as Shack sales less Shack-level operating expenses including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses. A reconciliation to the most directly comparable financial measure presented in accordance with GAAP is set forth in the Non-GAAP Financial Measures section within Item 7 of the Form 10-K for the fiscal year ended December 31, 2025.

3. "Adjusted EBITDA," a non-GAAP measure, is defined as EBITDA excluding equity-based compensation expense, Impairments, loss on disposal of assets, and Shack closures, amortization of cloud-based software implementation costs, as well as certain non-recurring items that we do not believe directly reflect our core operations and may not be indicative of our recurring business operations. A reconciliation to the most directly comparable financial measure presented in accordance with GAAP is set forth in the Non-GAAP Financial Measures section within Item 7 of the Form 10-K for the fiscal year ended December 31, 2025.



2025 BUSINESS HIGHLIGHTS

Average Weekly Sales (AWS)[1,2]



■ AWS
■ Total YoY Shack Sales Growth (Decline)

	Full Year 2025	First Quarter 2025	Second Quarter 2025	Third Quarter 2025	Fourth Quarter 2025	Full Year 2025
	15%	10%	12%	16%	22%	15%
AWS	$76K	$72K	$78K	$78K	$77K	$76K

AWS was flat in 2025 versus 2024. We maintained our AWS levels through ongoing marketing initiatives and culinary innovation.

Same-Shack sales (SSS) grew 2.3% in 2025 versus 2024 driven by continued traction in our in-app value platform, increased hours of operations in our Shacks, and the launch of compelling culinary innovation.

System-wide Shack Sales %[2]



── Total SSS%   ── Traffic %   ── Price Mix%

System-wide Shack Count



■ Domestic Company - Operated
■ Domestic Licensed
■ International Licensed

System-wide Shack count grew 13.8% in 2025 versus 2024.

We opened a record of 45 new Company-operated Shacks, along with 40 new licensed Shacks.

1. Average Weekly Sales (AWS) is calculated by dividing total Shack sales by the number of operating weeks for all Shacks in operation during the period. For Shacks that are not open for the entire period, fractional adjustments are made to the number of operating weeks such that it corresponds to the period of associated sales.

2. For fiscal fourth quarter and fiscal year ended December 31, 2025, same-Shack sales and average weekly sales were calculated excluding the 53rd week.

WE STAND FOR SOMETHING GOOD



We Stand For Something Good® in everything we do.

That means sourcing premium ingredients from partners with the same dedication to quality; thoughtful, well-crafted, responsible design; and a deep commitment to community support through donations, events, and volunteering. This year, we will be sharing our progress and what's ahead in our 2025 Stand For Something Good Summary. It will be made available at investor.shakeshack.com in the Corporate Governance section. We will highlight our status on matters from social impact to environmental responsibility and governance. In creating this summary, we will engage stakeholders, collect impact data, work with our leadership team to ensure alignment, highlight suppliers' focus on quality ingredients, and identify areas for progress in the future.



OUR 2026 STRATEGIC PRIORITIES

BUILDING ON MOMENTUM SHARPENING IMPACT IN 2026.

1
BUILD
a culture of leaders

2
OPTIMIZE
restaurant + supply chain operations

3
DRIVE
comp sales behind culinary, marketing + digital innovation

4
BUILD +
OPERATE
Shacks with best-in-class returns

5
ACCELERATE
our licensed business

6
INVEST
in long term strategic capabilities



OUR PURPOSE

WHY WE DO WHAT WE DO

STAND FOR SOMETHING GOOD: We will nurture the world's communities by delivering exceptional **FOOD** and **HOSPITALITY**.

Everything we do is in service of our **TEAM MEMBERS**, **GUESTS**, and **COMMUNITIES**.

Our prosperity is a means to an end, with the end being **IMPROVING THE WORLD** in which we work, live, and play.

OUR MISSION

WHAT WE ASPIRE TO ACCOMPLISH

To bring the world's **BEST** fine casual experience to as many guests, team members, and communities as possible.

In doing so, we will bring **PRIDE** to everyone in our company and deliver a strong financial benefit for our team members and shareholders.



Dear Valued Shareholders,

As I reflect on 2025, I am deeply energized by the progress Shake Shack has made and the opportunity that lies before us. Nearly two years into my role, I am more excited than ever to be part of this extraordinary company—one defined by exceptional people, a powerful culture, and an unwavering commitment to enlightened hospitality.

My gratitude starts with the remarkable teams in our Shacks around the world. Every day, they welcome guests with warmth and care, serving freshly prepared food made with pride and precision. I am equally thankful for the leadership team we have assembled—an experienced, balanced, and deeply capable group that combines long-standing institutional knowledge with new perspectives and best practices.

Our Purpose
Shake Shack was founded on a powerful idea: that great food, thoughtfully prepared and served with genuine hospitality, should be accessible—not exclusive. What began as a hot dog stand built to help revive a community park has grown into a global brand. We aspire to bring fine-dining quality food and hospitality to communities around the world.

Delivering on this aspiration is not easy. It requires the highest-quality ingredients, culinary-forward recipes, food prepared fresh to order, and efficient, convenient service—every time. We believe we are proving that food served fast does not have to mean compromising on quality.

2025 Performance Highlights
For the year, we grew Total revenue by more than 15% and opened 85 new Shacks system wide. In our Company-operated business, same-Shack sales increased 2.3%, Restaurant-level profit margin expanded 120 basis points to 22.6%, and adjusted EBITDA grew approximately 20% to about $210 million. These results reflect the strength of our strategy and the dedication of our people.

Operational Excellence as a Foundation
Operational excellence is foundational to our long-term strategy. In 2025, we completed the first full year under our new labor model, which is designed to place the right people in the right roles at the right times. This approach is not about cutting labor—it is about thoughtful deployment that enhances hospitality, efficiency, and team member engagement.

The rollout of our performance scorecard across company-operated Shacks has driven greater accountability and consistency. Attainment to the labor guide improved from roughly 50% of Shacks meeting targets in mid-2024 to consistently above 90% in 2025. As a result, we achieved reduced wait times—down from approximately seven minutes in 2023 to under six minutes in 2025—and improved team member retention, with average tenure up nearly 40% since 2023.

Strengthening Our Supply Chain
Like many in our industry, we faced significant commodity inflation in 2025, particularly in beef. We responded by accelerating long-term supply chain initiatives focused on diversification, logistics, and scale. Through comprehensive RFPs, onboarded suppliers, and a more efficient freight and distribution network, we strengthened resilience and mitigated cost pressures without compromising quality or resorting to outsized price increases. The groundwork laid in 2025 positions us for further margin expansion in 2026 and beyond.

Culinary Innovation and Brand Building

Our improved operational discipline has enabled greater confidence and agility within our culinary organization. In 2025, we formalized a disciplined stage-gate innovation process supported by a 12–18 month innovation calendar. This framework ensures new offerings meet our highest standards for quality, guest appeal, and operational feasibility.

The results were compelling. We launched one of our most successful limited-time shakes, the Dubai Chocolate Shake, and expanded side offerings with the addition of Fried Pickles and Onion Rings—the latter earning a permanent place on our core menu. We also invested in improving the quality of our core sandwiches, fries, and beverages, strengthening the foundation of our menu.

Our marketing efforts reinforced what makes Shake Shack special: freshly prepared, cooked-to-order food made by skilled team members each day. Combined with targeted digital value initiatives, including our $1, $3, $5 in-app platform, we drove strong guest engagement and increased app downloads by approximately 50% since the launch of this offer. We have laid a strong foundation for guest engagement and are excited for the launch of our loyalty program later this year.

Disciplined Development and Global Growth

2025 was a milestone year for development. We opened 45 new company-operated Shacks and successfully entered new domestic markets, demonstrating the broad applicability of our brand. Through design simplification and value engineering, we reduced average net build costs to under $2 million per Shack—approximately 20% lower than the prior year—while maintaining strong unit volumes and margins.

Our licensed business also delivered strong momentum with 40 new openings in 2025. Performance was particularly strong in newer markets such as Canada and Israel, as well as in the Middle East, Japan, the U.K., and U.S. airports. Strategic partnerships—including expansion into Hawaii, Vietnam, Panama, and entertainment destinations—continued to strengthen Shake Shack's global presence and brand recognition.

Looking Ahead

As we enter 2026, we do so with confidence and a clear strategic focus. Our priorities center on profitable growth, margin expansion, and targeted investments in our brand and infrastructure. Specifically, we are focused on:

- Building a culture of leaders
- Optimizing restaurant and supply chain operations
- Driving comp sales through culinary, marketing, and digital innovation
- Building and operating our Shacks with best-in-class returns
- Accelerating our licensed business
- Investing in long-term strategic capabilities

We believe these priorities will deliver sustainable value for our guests, team members, and shareholders.

Thank you for your continued support and belief in Shake Shack.

 

Sincerely,
Rob Lynch, *CEO*

Danny Meyer, *Chairman & Founder*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: **001-36823**

SHAKE SHACK®

SHAKE SHACK INC.
(Exact name of registrant as specified in its charter)

Delaware	**47-1941186**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

225 Varick Street, Suite 301, New York, New York 10014
(Address of principal executive offices and Zip Code)
(646) 747-7200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of exchange on which registered
Class A Common Stock, par value $0.001	SHAK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant, as of June 25, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $5,163,677,020, computed using the closing price on that day of $133.90. Solely for purposes of this disclosure, shares of common stock held by members part of the Voting Group pursuant to the Stockholders Agreement, as amended, of the Registrant as of such date have been excluded because such persons may be deemed to be affiliates. This determination of affiliates is not necessarily a conclusive determination for any other purposes.

As of February 18, 2026, there were 40,257,722 shares of Class A common stock outstanding and 2,434,789 shares of Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

SHAKE SHACK INC.
TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Information

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different from the statements made herein. All statements other than statements of historical fact included in this Form 10-K are forward-looking statements, including, but not limited to, statements about our growth, including our long-term growth goals, strategic priorities and initiatives, and liquidity. Forward-looking statements discuss our current expectations, targets and projections relating to our financial position, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "future," "intend," "likely," "outlook," "potential," "preliminary," "project," "projection," "plan," "seek," "targets," "may," "could," "would," "will," "should," "can," "can have," the negatives thereof and other similar expressions.

Forward-looking statements reflect our current views with respect to future events and are based on certain assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from trends, plans, or expectations set forth in the forward-looking statements, as set forth in this Form 10-K. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. Some of the factors which could cause results to differ materially from our expectations include our ability to develop and open new Shacks on a timely basis, increased costs or shortages or interruptions in the supply and delivery of products, increased labor costs or shortages, inflationary pressures, the impact of tariffs, the impact of Shack closures, our management of digital capabilities and expansion into delivery, as well as kiosk, drive-thru and multiple format investments, our ability to maintain and grow sales at existing Shacks, and risks relating to the restaurant industry generally. You should evaluate all forward-looking statements made in this Form 10-K in the context of the risks and uncertainties disclosed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors," in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Item 7A "Quantitative and Qualitative Disclosures About Market Risk."

The forward-looking statements included in this Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

Part I

Item 1. Business.

Shake Shack Inc. was formed on September 23, 2014 as a Delaware corporation for the purpose of facilitating an initial public offering and other related transactions in order to carry on the business of SSE Holdings, LLC and its subsidiaries ("SSE Holdings"). Shake Shack Inc. is the sole managing member of SSE Holdings and, as sole managing member, it operates and controls all of the business and affairs of SSE Holdings. As a result, Shake Shack Inc. consolidates the financial results of SSE Holdings and reports a non-controlling interest representing the economic interest in SSE Holdings held by the other members of SSE Holdings. Shake Shack Inc. Class A common stock trades on the New York Stock Exchange under the symbol "SHAK." Unless the context otherwise requires, "we," "us," "our," "Shake Shack," the "Company" and other similar references refer to Shake Shack Inc. and, unless otherwise stated, all of its subsidiaries, including SSE Holdings.

OVERVIEW

Shake Shack serves modern, fun and elevated versions of American classics using only premium ingredients. We are known for our made-to-order Angus beef burgers, crispy chicken, hand-spun milkshakes, house-made lemonades, beer, wine, and more. With our fine-dining roots and a commitment to crafting uplifting experiences, Shake Shack has become a cult brand. Our purpose is to Stand For Something Good®, from premium ingredients and employee development to inspiring designs and community investment.

Originally founded in 2001 by Danny Meyer's Union Square Hospitality Group ("USHG"), which owns and operates some of New York City's most acclaimed and popular restaurants — such as Union Square Cafe and Gramercy Tavern, to name a few — Shake Shack began as a hot dog cart to support the rejuvenation of New York City's Madison Square Park through its Conservancy's first art installation, "I ❤ Taxi." The cart was an instant success, with lines forming daily throughout the summer months over the next three years. In response, the city's Department of Parks and Recreation awarded Shake Shack a contract to create a kiosk to help fund the park's future. In 2004, Shake Shack officially opened. It soon became a gathering place for locals and visitors alike, and a beloved New York City institution, garnering significant media attention, critical acclaim and a passionately devoted following. Since the original Shack opened in 2004 in Madison Square Park, the Company has expanded to 659 Shacks system-wide, of which 373 were Company-operated Shacks and 286 were licensed Shacks, including Shacks across London, Hong Kong, Shanghai, Singapore, Mexico City, Istanbul, Dubai, Tokyo, Seoul and more. Unless the context otherwise requires or unless specific reference is made to our licensed business, statements in this Part I of our Annual Report on Form 10-K refer to Shake Shack's Company-operated business.

WE STAND FOR SOMETHING GOOD

Our Purpose — Stand for Something Good: We will nurture the world's communities by delivering exceptional food and hospitality. Everything that we do should be in service of our team members, guests, and communities. Our prosperity is a means to an end, with the end being improving the world in which we work, live, and play.

Our Mission — To bring the world's best fine casual experience to as many guests, team members, and communities as possible and, in doing so, to bring pride to everyone in our company and to deliver a strong financial benefit for our team members and shareholders.

HUMAN CAPITAL MANAGEMENT

To ensure the near-term and long-term success of our business, we are focused on recruiting, developing. and rewarding high performing teams. Our teams are made up of people who have integrity, who are warm, motivated, self-aware, and intellectually curious alongside having the competencies and skills that continue to foster our growth. We believe this culture is fundamental to the way we operate our business, and a key driver of our ability to deliver great guest experiences, and therefore, successfully grow our footprint.

As of December 31, 2025, we had 13,873 team members, of whom 13,427 were hourly team members and Shack-level managers and 446 were Shack Support Center personnel.

Talent

We attract and recruit a workforce of top talent through employer branding, diversification of recruitment channels, and optimal recruiting practices to create a talent pipeline to support current staffing needs as well as enabling new Shack growth. At Shake Shack we foster an environment that attracts and welcomes individuals of all abilities, backgrounds, cultures, perspectives, skill sets, and experiences. Having a high performing and engaged workforce is important, and we seek to understand the needs of our teams through feedback to help to ensure they feel recognized, connected and proud to work at Shake Shack.

We are dedicated to providing content and experiences that develop and retain team members. At Shake Shack, we continue to rethink how we provide career growth opportunities with lattice mobility replacing the traditional promotion ladder to ensure team members continue to succeed in a market that is rapidly changing. We offer training programs to foster leaders from within, such as:

- Our nine-week Rise program is created for exempt managers and California non-exempt managers and focuses on elevating leadership capabilities through coaching, building effective team environments, and driving meaningful business impact within the Shack.
- Our nine-week Emerge program is targeted towards assistant general managers and is designed to empower them to influence their teams, drive accountability and deliver results through strategic, data-informed decisions.
- Our 18-week Shift Up program is a leadership development program for early career Shack managers that provides training through cohort mentoring, business integration and real-world Shack experience to help improve their skill sets and grow their confidence to become senior leaders in our Shacks.

To make sure every Shake Shack team member at every level has a positive experience, we strive to build an inclusive workplace, where all team members have the support and resources they need to succeed and feel a sense of belonging. We foster this sense of belonging in part through our employee resource groups, which are open to all team members. Another way we support our team members is through the administration of our HUG Fund, a 501(c)(3) organization funded by and available for our team members. The HUG Fund provides timely financial assistance to team members impacted by emergency circumstances beyond their control and means.

We care about our team and are committed to setting them up for success at Shake Shack and in their future careers. In fiscal 2025, we promoted 3,720 people throughout our Company. We are proud of our leaders who graduate from hourly roles to managers, managers to General Managers and General Managers to regional leadership. This year, 61% of our new General Managers and 63% of new Area Directors were promoted from within.

Total Rewards

Our team members are at the center of all we do, and we remain committed to investing in their success and well-being. We continue to work diligently to ensure our team members have access to benefits to support their personal and family wellness and continue to explore new and meaningful ways to reward our high performing team members.

The following summarizes some of the benefits offered to eligible team members:

- Comprehensive health insurance coverage and health and flexible spending accounts are offered to eligible team members working 25 hours or more each week.
- We offer eligible team members a 401(k) plan that includes a competitive matching component to support and encourage retirement savings.
- Our tipping availability has offered team members the opportunity for increased hourly wages and is optional if our guests are inclined to reward our teams for additional hospitality and service.
- Team members can accrue paid time off and sick time based on hours worked, which can be used for personal needs or to care for family members.
- Parental leave is available for Shift Managers and above who are new parents welcoming a child through birth, adoption, or foster placement.
- Our Shake Shack Field Management Bonus Program incentivizes our leaders to grow both sales dollars and operating profit percentage.
- General Managers participate in our equity-based compensation program, empowering them to share in the success of our business.

GUEST EXPERIENCE

Danny Meyer's original vision of Enlightened Hospitality guided the creation of Shake Shack's unique culture. We believe that culture is the single most important factor in our success. To maintain this, we take care of our teams first and foremost, and this allows us to take care of our guests, our communities, our suppliers, and our shareholders. We strive to create a personalized experience for our guests at each of our Shacks around the world. We achieve this through innovations in service, trendsetting culinary innovation, and the design of warm community gathering places.

Engaging with our Guests

Shake Shack grew up alongside social media and we believe we have benefited from our close relationship with passionate fans who want to engage with us and share their real-time experiences. We're proud to be recognized by media, influencers, and creators alike, garnering attention around the world. Our positioning and brand voice, derived from the spirit, integrity and light-hearted nature of Shake Shack, are reinforced by our contemporary, responsible designs and hospitable team members. This identity also anchors our marketing efforts, with the heart of our marketing strategy to awaken the world to joyful eating through uplifting experiences, cultivating community and connecting with guests both in our Shacks and through digital channels.

Capitalizing on Our Brand Strength

Since 2004, Shake Shack has become a globally recognized brand with strong consumer awareness relative to our current footprint of 659 Shacks system-wide. We pride ourselves on providing a vibrant and authentic community gathering place that delivers an exceptional experience to our loyal guests. One great advantage for Shake Shack has been our birthplace and headquarters in New York City and our origination from a fine-dining company, which have contributed to influential media visibility and brand recognition. Shake Shack continues to receive recognition for being a fan and industry favorite, and was named to Restaurant Business' Top 500 Chain Restaurants and QSR Magazine's QSR 50 in 2025.

Social Media

Just as we design our Shacks as community gathering places, our social media strategy creates an online community gathering place. We interact with fans across Instagram, TikTok, X (formerly Twitter), Facebook, and more by sharing engaging content, comments, replies and the use of user-generated content; a quick search of "#shakeshack" on Instagram reveals over 1.1 million organic posts from our fans.

Brand Marketing Model

In 2025, we evolved our brand marketing model to create a durable, demand-driving engine that supports long-term sales growth, in part, by adopting a unified approach across advertising, paid media, insights & analytics, and earned/social engagement. As part of this evolution, we invested in paid media at scale for the first time supporting campaigns such as the Dubai Chocolate Shake, The Big Shack, and $1 soda in-app only promotion. The evolution of our brand marketing model has informed our strategic brand positioning and selection of a new creative agency partner capable of elevating how we communicate the Shake Shack story.

Digital Evolution

We are building a digital guest experience that aims to turn every visit into a routine and every order into growth. By aligning our roadmap across guest journey improvement, loyalty, retention, and digital excellence, we're creating a growth flywheel that drives both comparable and incremental sales. We are making investments to amplify Shake Shack's hospitality through a platform where ordering is frictionless, returning is rewarding, and reliability makes us a part of our guests' everyday lives. By weaving these priorities into one journey, we aim to scale growth of our digital channels and deepen loyalty. Our digital initiatives are defined by each of the following themes:

- **Personalization and Hospitality** — Leveraging data and guest insights to anticipate needs, tailor experiences, and bring hospitality to our digital channels at scale. We aim to make each guest feel recognized and valued.
- **Rewarding Guests with Value** — Creating meaningful motivating value exchanges that deepen loyalty and help guests choose Shake Shack in a crowded space.
- **Easy, Reliable and Delightful Experiences** — Delivering a frictionless journey that is fast, intuitive and dependable across app and web. From improving efficiency and availability to seamless checkout and thoughtful user experience interfaces, we remove barriers and deliver experiences that keep guests coming back.

We are focused on driving traffic to our Company-owned app and web channels, including growing the number of app and web sessions by acquiring and converting users across our digital ecosystem. Our mobile app drives higher frequency and offers a better guest experience, which we will continue to invest in. We also continue to offer third-party delivery through Uber Eats, DoorDash, Grubhub and other third-party delivery providers.

Personalized Offers and Challenges

In 2025, we integrated our new offer management tool with our guest data platform and messaging platform to deliver personalized offers and challenges to targeted guest segments. This enabled our marketing team to tailor offers to specific guests based on that guest's behavior in Shack Shack's ecosystem, allowing our messaging and offers to be more efficient and drive incremental value. In addition to the back-end integration, we improved how users view and redeem offers on our mobile apps and website to make it a more user-friendly experience. The integration and improvements also enabled the capability to run "challenge" offers where a user is rewarded for performing specific actions over multiple visits to Shake Shack, for example, visit three times in 30 days for a free Shackburger.

Kiosk

In 2025 we continued to invest in the development of our kiosk platform including releasing the capability for guests to identify themselves at our kiosks. By simply entering their phone number at kiosk, guests are able to view a personalized kiosk experience, access tailored offers, and participate in the challenges mentioned above. This has increased engagement on our kiosks and improved our tracking of guest behavior across ordering channels. Additionally, we have made updates to the way users navigate our menu on kiosk, improving usability and merchandising of Shake Shack's menu.

Culinary Innovation

Shake Shack's unique value proposition is partially defined by our roots in fine-dining, which inspire us to offer premium food and beverages, carefully crafted from a range of classic American foods. We embrace that heritage and are committed to sourcing premium ingredients while offering excellent value to our guests. Our core menu is inspired by elevated versions of American classics.

Fiscal 2025 represented a meaningful shift in how we develop and manage culinary innovation across the Company. We strengthened our culinary and menu strategy by building a dedicated team and implementing a more diligent approach to taste testing, validation, and product development. This included establishing a strategic culinary calendar planned 12 to 18 months in advance, supported by guest feedback and insights to ensure each item meets our standards for quality, execution, and guest appeal. This new process has enabled us to deliver a consistent pipeline of compelling limited-time offerings across burgers and sandwiches, sides, shakes, and beverages, while reinforcing the quality of our food and our fine-casual positioning. Importantly, we have shifted the way we think about culinary innovation—viewing it not only as a product development function but as a core driver of guest traffic and sales mix.

Shack-Wide Limited Time Offerings ("LTO")

Our LTO program generally features a new, premium burger or chicken sandwich, special side innovation, and unique beverages and shakes for varying periods of time throughout the year. In fiscal 2025, these offerings highlighted several distinct culinary themes and showcased bold flavors and premium ingredients.

- **Black Truffle Menu** — From September 2024 through April 2025, we reintroduced our beloved Black Truffle sauce made with real black truffle oil, with Black Truffle ShackStack as an option, combining our iconic 'Shroom burger with one of our 100% Angus beef patties.
- **Summer BBQ Menu** — In April, we brought back our seasonal BBQ flavors across burgers and new chicken sandwiches, complemented by sides of Fried Pickles and Spicy Fries, showcasing our signature Shack-crafted sauces and craveable combinations for the summer season.
- **Dog Days** — In July, we launched a limited-time hot dog menu featuring elevated, inventive toppings, providing guests with unique options beyond our core burger and chicken offerings.
- **French Onion Menu** — In September, we launched the French Onion Burger, 'Shroom, and ShackStack along with accompanying sides including Onion Rings and Parmesan Garlic Fries, bringing rich, fine-dining-inspired flavors to our LTO offerings. Onion Rings were so well received by our guests that they will join the core menu permanently in 2026.
- **Big Shack** — In November, we introduced a more deluxe version of our famous ShackBurger made with two 100% Angus beef patties split between three layers of bun and topped with our secret sauce, lettuce, American cheese, pickles, onions, and tomatoes.
- **Beverage and Dessert Innovation** — Throughout fiscal 2025, we continued to expand our beverage innovation pipeline, highlighted by the Dubai Chocolate Pistachio Shake, one of our strongest Shake LTOs to date. Following the success of the Dubai Chocolate Pistachio Shack, we added the same crackable feature to one of our holiday Shake LTOs - the Peppermint Bark Chocolate Shake. We also offered a Mini Raspberry Popping Boba add-on for lemonades and iced teas, delivering a premium and fun sensory surprise.

Engaging the Community

Community and Charitable Partners

We regularly serve our communities in a variety of ways including Donation Days to show support for local schools and organizations. Guests who participate in these fundraisers have a portion of their order totals donated to a local nonprofit by mentioning the fundraiser when placing an order in-Shack or using a fundraiser code on the Shack app, website, or kiosk for pick-up or delivery. In 2025, Donation Days supported several of our Shack communities in need following disasters, including the Los Angeles-area wildfires and floods in North Carolina. For new Shack openings, we partner with local charities to donate $1 from each designated menu item sold on opening day. In some markets, we have existing tenured partnerships with organizations and in other markets we are building new relationships in our local communities as we open Shacks.

A Warm Community Gathering Place

Our Shacks are so much more than a place to get burgers, fries and shakes; they're places for the community to gather. We place a high premium on connecting with our communities through the physical design of our Shacks and by the local causes we support. Each Shack is designed to convey a consistent brand message while also tailoring marketing efforts to its specific region. We may offer menu items that feature ingredients and beers specific to a Shack's community, and we may team up with local chefs and restaurants to offer our guests unique, collaborative menu items. We also collaborate with local artists and designers to bring beautiful artwork and installations to our Shacks. We participate in local celebrations and develop relationships within the community, helping position Shake Shack as a premium brand that is connected to its neighborhoods.

DEVELOPMENT

During fiscal 2025, we focused our development strategy on improving how we build and open Shacks, which included reducing build costs, implementing strategies to better predict and forecast timelines and manage our supply chain, evolving our design efforts to standardize key components of our Shacks while maintaining brand quality and guest experience, and opening a mixed portfolio of formats that allowed us to maximize our potential in each market. We opened 80 net new system-wide Shacks, which included 44 net Company-operated and 36 net Licensed Shacks. We believe we remain well-positioned to continue significant, sustainable financial growth and we plan to continue to execute our growth strategies.

Company-Operated Shacks

We continued to expand our Company-operated footprint with 45 new-Shack openings for the year, our largest class of openings to date. These openings advanced our disciplined growth strategy and extended our presence across a broader set of markets, particularly outside the Northeast. As we grow, we remain focused on building a scalable foundation that supports our long-term opportunity, including our target to reach approximately 1,500 Company-operated Shacks, reflecting significant whitespace across both established and new U.S. markets. As of December 31, 2025 we had 373 Company-operated Shacks.

Building a Scalable Pipeline

Throughout 2025, we strengthened the capabilities that underpin our development strategy. Our real estate team continued to leverage data analytics, traffic and demographic insights, and stronger developer partnerships, and expanded local brokerage relationships to support high-quality site selection. We anticipate that these efforts will contribute to a strong future pipeline and reinforce our ability to deploy capital efficiently as we scale.

We made further progress in reducing development costs and delivered approximately 20% reduction in net cost-to-build for the year, despite continued inflationary pressures across the industry. In fiscal 2025, average investment cost was approximately $2.3 million, or approximately $1.9 million net of tenant improvement allowances received from our landlords. We lowered our build costs by implementing further standardization, including our first free-standing drive thru prototype. We further refined key building systems, improving the cost profile on finishes, as well as making meaningful improvements to interior furniture, kitchen equipment optimization, signage, and mechanical, electrical, and plumbing systems across all formats.

Gross investment cost of a new Shack, which includes costs related to leasehold improvements, furniture, fixtures and equipment ranged from approximately $1.6 million to $4.1 million in fiscal 2025. Shacks opened in fiscal 2025 took between 15 and 51 weeks to build. One Shack experienced an extended build time largely due to landlord and utility company delays. Excluding this Shack, the Shack class of 2025 took between 15 and 37 weeks to build. Shacks opened in fiscal 2024 took between 14 and 39 weeks to build. In fiscal 2026, we look forward to unlocking further opportunities for improving on how we build our Shacks including continuing our efforts to maintain our build cost structure and deliver strong cash-on-cash return across accelerated growth in new Shacks.

Executing a Multi-Format Strategy

We are focused on creating a balanced portfolio of Shacks across multiple formats and improving how we build our Shacks. In 2025, we continued to refine our multi-format approach, including core urban locations, suburban drive-thrus, small-format Shacks, and select flagship experiences. Innovation remained central to this strategy, with meaningful progress in kitchen design, equipment optimization, and standardized production models, all aimed at unlocking higher throughput and improved unit-level performance. Our first-of-its-kind Shack at The Battery in Atlanta showcased the benefits of this work, featuring a new equipment package, operational enhancements, and a broadened beverage platform, including a full bar, that delivered strong volumes.

Optimizing our Portfolio

Alongside our investments in new Shacks, we continued to reinvest in our existing Shacks to maintain operational excellence and deliver consistent guest experiences. In 2025, we deployed capital towards facility upgrades, remodels, and ongoing digital enhancements, including improvements to kiosk functionality and reliability. As our portfolio expands and matures, these reinvestments remain central to sustaining high standards across our system, supporting strong operations, guest experience and sales growth. Together, our development, innovation, and operational initiatives position us to continue driving long-term growth and attractive unit-level economics across our Company-operated footprint.

Growing Our Licensed Shack Business

Our licensed business continues to serve as a key driver for enhancing brand visibility through iconic flagships in major cities around the world. During 2025, we expanded our global footprint through disciplined partner selection and strong performance from both new and existing markets. As of December 31, 2025 we had 286 licensed Shacks in operation.

Internationally, fiscal 2025 was marked by continued expansion, format development, and menu innovation. We opened 36 new licensed Shacks across 12 countries, including four in China and Hong Kong, where new product introductions, most notably our first-ever fish sandwich, generated significant guest adoption and informed subsequent product rollouts. Growth in Canada, Japan, and other regions exceeded expectations, and we signed several new long-term development agreements, including a plan to open 15 Shacks in Vietnam with Maxim's and a 12-Shack partnership in Panama with Grupo Attie–Multifood Enterprises. During fiscal 2025, we permanently closed three of our international licensed Shacks.

Domestically, we opened four licensed Shacks and expanded our footprint in major airports, travel plazas, and high-traffic entertainment venues, benefiting from strong demand driven by elevated leisure and business travel. Our partnership with Delta Air Lines grew meaningfully in 2025, with Shake Shack now served in select routes across flights originating from 13 domestic airports via First Class pre select and supported by strong guest feedback. In addition, we executed new licensing agreements with Union MAK Corporation to bring Shake Shack to Hawaii and also with PENN Entertainment to bring Shake Shack to 10 U.S. casino properties, expanding our nontraditional format growth and aligning with our strategy of entering high-volume destinations through experienced operators. During fiscal 2025, we permanently closed one of our domestic licensed Shacks.

OPERATIONS

At Shake Shack, we believe our success depends upon maintaining efficient and nimble operations. Just as we invest in our menu items, digital offerings, drive-thru and in-Shack experiences, we take special care to ensure our supply chain, distribution, quality assurance and management information systems are constantly being evaluated and streamlined to ensure cohesiveness.

Optimize Restaurant Operations

We continue to drive profitability through a focus on developing our team members, reinforcing performance accountability, and executing with operational excellence. In fiscal 2025, we strengthened the foundation of our business by executing on initiatives that improved efficiency, operational consistency, and the overall guest experience. We implemented a performance scorecard that drives accountability and visibility across our Shacks, helping to drive improvements in guest experience and overall profitability. To ensure that our teams are equipped to provide exceptional service, we invested in tools that empower our teams to operate more efficiently, including smarter scheduling systems and targeted coaching. These efforts have contributed to stronger performance across key operational metrics, including labor optimization, speed of service, and order accuracy. As we continue to strengthen productivity and operational discipline, we are also seeing corresponding improvements in guest experience metrics. We remain focused on identifying and executing opportunities to streamline our operations, including optimizing staffing levels, refining processes, and consistently delivering an elevated guest experience.

Sourcing and Supply Chain

We pride ourselves on sourcing premium ingredients from partners who share our dedication to quality, such as 100% all-natural proteins with no added hormones, that are humanely raised and source-verified. We are currently sourcing 100% cage-free eggs across our domestic supply chain. We continue to strive to improve our sourcing practices across our international supply chain while maintaining the quality and standards we are known for.

Our domestic regional strategy for ground beef production is designed to help ensure we consistently serve freshly ground beef at our domestic Shacks. As of December 31, 2025, we have 11 approved raw beef suppliers and seven approved ground beef processors in the U.S. who produce our burgers on a daily basis. To ensure quality, we maintain strict standards for selecting and contracting domestic suppliers for our major ingredients, including beef patties, chicken, crinkle cut fries, potato buns, custard, portobello mushrooms and cheese sauce.

We believe we have developed a reliable supply chain, but have also taken strides to identify alternative sources to help mitigate business risk and optimize costs, including diversifying our supplier base and supplier footprint, and optimizing logistics. As Shake Shack continues to grow, we aim to refine ingredients and products to improve consistency and reduce back of house labor inputs, unlock transportation and logistics efficiencies, and enhance sourcing discipline through structured bid processes. Refer to "Risks Related to Our Growth Strategies and Operations", in Item 1A, Risk Factors, for additional information relating to our suppliers.

Distribution

We have a centralized distribution process with one distributor, which we refer to as our "broadline" distributor, to provide nearly all of our food distribution services in the U.S. As of December 31, 2025, approximately 95% of certain food and beverage ingredients including chicken, fries and custard were fulfilled through our broadline distributor for distribution and delivery to each Company-operated Shack which collectively represents approximately 42% of our total purchases.

As of December 31, 2025, we were utilizing 20 affiliated distribution centers to supply our Company-operated Shacks. We recognize that the safety and consistency of our products begins with our suppliers, and therefore, we require our suppliers to meet certain criteria and strict quality control standards in the production and delivery of our food and other products. Additionally, we regularly evaluate our broadline distributor to ensure the products we purchase conform to our standards and contracted prices are fair and competitive.

Food Safety and Quality Assurance

Food safety is our top priority. We have rigorous quality assurance and food safety protocols in place throughout our supply chain and in our Shacks. We conduct quarterly, third-party food safety assessments of our Shacks, utilize technology to manage and document food safety procedures, and ensure appropriate corrective actions are implemented for any noncompliance findings. In fiscal 2025, we implemented Belltower Instant Recall System, an industry-leading system for communicating product recalls from supplier to distributor to restaurant level. The implementation of this system improves our ability to react to and communicate any ingredient recalls with our Shacks.

We have a comprehensive supplier and ingredient selection process, and we maintain a list of approved suppliers that meet our standards. We thoroughly review the results of suppliers' internal and external quality audits, insurance coverage, and track record on an on-going basis. To stress test for exceptional scenarios, we conduct mock food recalls across a selection of our suppliers on a quarterly basis. We have developed and implemented training and operating standards related to the food preparation, cleanliness and safety in each Shack, and we have a dedicated Quality Assurance team.

Environmental Responsibility

We focus on environmental responsibility across our operations, including with respect to ingredients, where we are committed to sourcing premium ingredients from like-minded suppliers. We remain dedicated in our efforts to reduce our environmental footprint by using streamlined and minimal packaging elements and continue to use more sustainable, certified packaging materials whenever possible. We track and calculate scope 1 and scope 2 greenhouse gas emissions to publicly report in compliance with industry standards and assess our emissions year-over-year.

Management Technology Services

During fiscal 2025, we advanced our digital guest experience, operator tools, and underlying technology platforms to support scalable growth and enhance operational performance. On the guest-facing side, we introduced behavior-based promotions, strengthened guest recognition on kiosks, and improved the digital ordering experience. Foundational improvements to kiosk performance, fraud prevention, and development processes further increased scalability of our digital platform. We also advanced our enterprise operational and analytics strategy to strengthen data-driven decision-making across the organization. We further advanced the technology backbone that supports enterprise operations and restaurant systems.

As cybersecurity threats continue to increase in sophistication and frequency, we remained focused on strengthening our cyber maturity and safeguarding guest and Company data and continue to invest in our security and technology infrastructure and enhancing threat detection capabilities.

As artificial intelligence becomes more embedded in business operations, we expanded our governance framework for artificial intelligence technologies, including updating our business-use policy and implementing guardrails that promote responsible adoption in alignment with emerging regulatory expectations.

COMPETITION

The restaurant industry is highly competitive and fragmented, with restaurants competing on a variety of fronts, including taste, price, food quality, service, location and the ambiance and condition of the restaurant. Our primary competitors include other fast casual restaurants, quick service restaurants and casual dining restaurants. Our competition includes multi-unit international, national, and regional chains, as well as a wide variety of locally-owned restaurants. Our competitors may operate company-owned restaurants, franchised restaurants or some combination. Many of our competitors offer breakfast, lunch and dinner, as well as dine-in, carry-out, drive-thru and delivery services. In certain ways, we also compete with companies outside of the traditional restaurant industry, such as grocery store chains, meal subscription services and delicatessens — especially those that target guests who seek high-quality food — as well as convenience food stores, cafeterias and other dining outlets.

As new competitors enter the burger and fast casual segment and offer new digital experiences as well as companies that offer subscription based meal options, our competition continues to intensify. We also face increasing pressures from certain competitors who have announced initiatives to offer better quality ingredients relative to their previous offerings, such as antibiotic-free meat or plant-based meat alternatives. For more information regarding the risks we face from our competitors, see "Risks Related to Operating in the Restaurant Industry — We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected" in Item 1A, Risk Factors.

We see ourselves as well-positioned to continue our market growth, as we believe consumers will keep seeking higher quality offerings, especially given an increasing consumer focus on responsible sourcing, ingredients and preparation. Additionally, we place a focus on culinary innovation to ensure our menu offerings stand out from those of our competitors. We believe that many consumers want to associate with brands whose ethos matches their own, and that Shake Shack, with our purpose to Stand For Something Good, reflects the values of conscientious consumers.

INTELLECTUAL PROPERTY

Since our inception, we have strategically and proactively developed our intellectual property portfolio by registering our trademarks and service marks worldwide. As of December 31, 2025, we had 29 registered marks domestically, including registrations of our core marks ("Shake Shack," "Shack Burger," " SHAKE SHACK " and " ") and certain other marks, such as Stand for Something Good. Internationally, we have registered our core marks in 85 countries spanning six continents. These marks are registered in multiple international trademark classes, including for restaurant services, food services, non-alcoholic beverages and apparel. We also own the domain www.shakeshack.com, as well as over 420 other domain names for use in other markets.

In addition, we have agreements with the suppliers of our proprietary products stating that the recipes, formulas and in certain instances the production processes associated with those products are our property, confidential to us, and may not be provided to any other customer. Our proprietary products include the burger recipe for our specific blend, our patty grinding specifications and the product formulations. We've developed several product formulations including our ShackSauce, 'Shroom Burger, chicken breast, chicken bites, chicken breading, buttermilk herb mayo, cheese sauce, unflavored custard base, vanilla custard base, chocolate custard base, as well as certain toppings and custard mix-ins. We also have exclusive arrangements with our suppliers of crinkle cut fries, ShackMeister Ale, Shack Red wine, Shack White wine, Shack Rosé wine, hot dogs and cherry peppers.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

We are subject to extensive federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, including those related to, among others, nutritional content labeling and disclosure requirements, food safety regulations, local licensure, building and zoning regulations, employment regulations and laws and regulations related to our licensed operations. New laws and regulations or new interpretations of existing laws and regulations may also impact our business. The costs of compliance with these laws and regulations are high, are likely to increase in the future, and any failure on our part to comply with these laws may subject us to significant liabilities and other penalties. See "Regulatory and Legal Risks" in Item 1A, Risk Factors for more information.

We are not aware of any federal, state or local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have materially affected, or are reasonably expected to materially affect, our results of operations, competitive position, or capital expenditures.

SEASONALITY

Our business is subject to seasonal fluctuations which can impact sales from quarter-to-quarter. We typically see higher sales in the summer months, followed by a slower fall season during the back-to-school months and an increase around the holiday season. However, given our use of a fiscal calendar, there may be some fluctuations between quarters due to holiday shifts in the calendar year. Year-over-year and quarter-to-quarter results can also be impacted by the number and timing of new Shack openings.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The name, age and position held by each of our named executive officers as of December 31, 2025 is set forth below.

Name	Age	Position
Robert Lynch	49	Chief Executive Officer and Director
Stephanie Sentell	47	Chief Operations Officer

Robert Lynch has served as Shake Shack's Chief Executive Officer and as a member of the Board of Directors since May 2024. Prior to joining Shake Shack, Mr. Lynch served as President and Chief Executive Officer of Papa John's International, Inc., where he drove record global system-wide sales of over $5 billion across approximately 5,900 units. Previously, Mr. Lynch was President of Arby's Restaurant Group, one of the largest sandwich restaurant brands in the world, with more than 3,400 restaurants across eight countries, where he led operations, marketing, culinary, development, and digital transformation. Mr. Lynch previously served as Arby's Brand President and Chief Marketing Officer. Prior to joining Arby's, Mr. Lynch served as Vice President of Marketing at Taco Bell. Mr. Lynch has over 25 years combined experience in the QSR and consumer packaged goods industries and has also held senior roles at BJ Heinz Company and Procter & Gamble. Mr. Lynch is a graduate of the University of Rochester, where he obtained his B.A. and M.B.A.

Stephanie Sentell has served as Shake Shack's Chief Operations Officer since July 2024. Ms. Sentell brings a portfolio of experience with her from a 25-year restaurant industry career. Prior to joining Shake Shack, Ms. Sentell served as SVP of Company Operations at Inspire Brands. In this role she was responsible for a $1.5 billion dollar business across 1,100 company-owned restaurants with over 22,000 restaurant team members in the U.S. Previously, Ms. Sentell held the position of SVP Restaurant Operations & Innovation at Inspire Brands. Earlier, Ms. Sentell served as SVP Restaurant Excellence as well as SVP

Product Development and Menu Delivery at Arby's Restaurant Group. Ms. Sentell also spent over 11 years at Dairy Queen as the Director of Marketing and a franchisee owner. Ms. Sentell is a graduate of the University of Wisconsin at River Falls, where she obtained her A.S. in Marketing Communications.

AVAILABLE INFORMATION

Our website is located at www.shakeshack.com, and our investor relations website is located at https://investor.shakeshack.com. We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and file or furnish reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, statements of changes in beneficial ownership and amendments to those reports are available for free on our investor relations website as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, and press and earnings releases as part of our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by subscribing to email alerts. We also make certain corporate governance documents available on our investor relations website, including our corporate governance guidelines, board committee charters, code of business conduct and ethics, as well as certain Company policies.

The contents of our website are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors.

Described below are risks that we believe apply to our business and the industry in which we operate. You should carefully consider each of the following risk factors in conjunction with other information provided in this Annual Report on Form 10-K and in our other public disclosures. The risks described below highlight potential events, trends, or other circumstances that could adversely affect our business, reputation, financial condition, results of operations, cash flows, liquidity or access to sources of financing, and consequently, the market value of our Class A common stock. These risks could cause our future results to differ materially from historical results and from guidance we may provide regarding our expectations of future financial performance. The risks described below are not the only risks we may face and additional risks not currently known to us or that we presently deem immaterial may emerge or become material at any time.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition and results of operations. These risks are discussed more fully below and include, but are not limited to the following:

Risks Related to Our Growth Strategies and Operations
- Our long-term success is dependent on the selection, design and execution of appropriate business strategies.
- Our primary growth strategy is highly dependent on the availability of suitable locations and our ability to develop and open new Shacks on a timely basis and on terms attractive to us.
- Our plans to open new Shacks, the ongoing need for capital expenditures at our existing Shacks and our ongoing digital enhancements require us to spend capital.
- Our expansion into new domestic markets may present increased risks, which could affect our profitability.
- Our failure to manage our growth effectively could harm our business and operating results.
- New Shacks, once opened, may not be profitable, and may negatively affect Shack sales at our existing Shacks.
- Our marketing strategies and channels will evolve and our programs may not be successful.
- Our purpose to Stand For Something Good subjects us to risks.
- We have a limited number of suppliers for our major products and rely on one national distribution company for the majority of our domestic distribution needs. If our suppliers or distributor are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs.
- We rely on a limited number of licensees for the operation of our licensed Shacks, and we have limited control with respect to the operations of our licensed Shacks, which could have a negative impact on our reputation and business.
- If we fail to maintain our corporate culture, our relationships with our team members and guests could be negatively affected.

Risks Related to Operating in the Restaurant Industry
- Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.
- Rising labor costs and difficulties recruiting and retaining the right team members could adversely affect our business.
- Increased food commodity and energy costs could decrease our Restaurant-level profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.
- The digital and delivery strategy, related expenses, execution and expansion thereof, is uncertain and subject to risk.
- We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected.
- Pandemics or disease outbreaks, such as the COVID-19 pandemic, have disrupted, and may continue to disrupt our business, and have materially affected our business, results of operations and our financial condition.
- Our international licensed Shacks import many of our proprietary and other core ingredients from the United States and other countries. If this international supply chain is interrupted, our international licensed operations could encounter supply shortages and incur higher costs.
- We are subject to risks associated with leasing property subject to long-term leases.
- The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.
- Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.
- Our business is subject to risks related to our sale of alcoholic beverages.

General Business and Economic Risks
- Damage to our reputation could negatively impact our business, financial condition and results of operations.
- Changes in economic conditions, both domestically and internationally, could materially affect our business, financial condition and results of operations.
- Because many of our Company-operated Shacks are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.
- Security breaches of either confidential guest information in connection with, among other things, our electronic processing of credit and debit card transactions; kiosk, app, or web ordering; or confidential team member information may adversely affect our business.
- If we are unable to maintain and update our information technology systems to meet the needs of our business, our business could be adversely impacted.
- If we experience a material failure or interruption in our systems, our business could be adversely impacted.
- Because a component of our strategy is to continue to grow our licensed business internationally, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.
- Our stock price could be extremely volatile, and, as a result, stockholders may not be able to resell shares at or above their purchase price.
- We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brand and adversely affect our business.
- We depend on key members of our executive management team.
- Our insurance coverage and self-insurance reserves may not provide adequate levels of coverage against claims.

Regulatory and Legal Risks
- We are subject to many federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, with which compliance is both costly and complex. Failure to comply with, or changes in these laws or requirements, could have an adverse impact on our business.
- If we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial information or comply with Section 404 of the Sarbanes-Oxley Act of 2002 could be impaired, which could have a material adverse effect on our business and stock price.
- Our ability to use our net operating loss carryforwards may be subject to limitation.
- Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

Risks Related to Our Organizational Structure
- Shake Shack has non-controlling interest holders, whose interests may differ from those of our public stockholders.
- Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the non-controlling interest holders that will not benefit Class A common stockholders to the same extent as it will benefit the non-controlling interest holders.
- We will continue to incur relatively outsized costs as a result of being a public company and in the administration of our complex organizational structure.
- Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.
- We do not currently expect to pay any cash dividends.

Risks Related to Our Tax Receivable Agreement
- We will continue to incur relatively outsized costs as a result of our complex organizational structure.
- We are a holding company and our principal asset is our interest in SSE Holdings, and, accordingly, we will depend on distributions from SSE Holdings to pay our taxes and expenses, including payments under the Tax Receivable Agreement. SSE Holdings' ability to make such distributions may be subject to various limitations and restrictions.
- In certain cases, payments under the Tax Receivable Agreement to the non-controlling interest holders may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
- We will not be reimbursed for any payments made to the non-controlling interest holders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Risks Related to Our Convertible Notes
- Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.
- The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

- Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our Class A common stock.
- Certain provisions in the indenture governing the Notes may delay or prevent an otherwise beneficial takeover attempt of us.

RISKS RELATED TO OUR GROWTH STRATEGIES AND OPERATIONS

Our long-term success is dependent on the selection, design and execution of appropriate business strategies.

We operate in a highly competitive and ever-changing environment. Our long-term success is dependent on our ability to identify, develop and execute appropriate business strategies within this environment. Our current strategies include:

- Global unit expansion and the refinement of future Shacks to increase our total addressable market and to build an efficient and more standardized operation. This will include developing new prototypes and standards throughout our future Shack classes, as well as our continued focus on increasing our licensed Shack presence, both domestically and abroad.
- Grow same-Shack sales, which represents the change in year-over-year revenues for Company-operated Shacks open for 24 full months or longer.
- Enhancing our guest experience and optimizing our Shack operations to increase guest frequency and drive greater sales and profitability.
- Menu innovation, with a focus on LTOs to increase guest frequency.

We may experience challenges in achieving the goals we have set and we may be unsuccessful in executing our strategies once identified and we will be required to make significant capital expenditures to pursue these goals. Conversely, we may also execute on poorly designed strategies that prove to be ineffective or require us to make substantial changes to our strategies in order to produce the desired results. Our strategies may expose us to additional risks and strategies that have been successful for us in the past may fail to be so in the future or may be more expensive than we currently anticipate. We may incur significant costs and damage our brand if we are unable to identify, develop, and execute appropriate business strategies, which could have a material adverse effect on our business, financial condition and results of operations.

Our primary growth strategy is highly dependent on the availability of suitable locations and our ability to develop and open new Shacks on a timely basis and on terms attractive to us.

One of the key means of achieving our growth strategies will be through opening and operating new Shacks on a profitable basis for the foreseeable future. We must identify target markets where we can enter or expand, taking into account numerous factors such as the location of our current Shacks, the format of our current Shacks, the target consumer base, population density, demographics, traffic patterns, competition, geography and information gathered from various sources. We may not be able to open our planned new Shacks within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition and results of operations. As we operate more Shacks, our rate of expansion relative to the size of our Shack base will decline.

The number and timing of new Shacks opened during any given period may be negatively impacted by a number of factors including:

- identification and availability of attractive sites for new Shacks;
- difficulty negotiating suitable lease terms;
- shortages of construction labor, materials, or restaurant equipment;
- recruitment and training of qualified personnel in the local market;
- our ability to obtain all required governmental permits in a timely manner, including zoning approvals;
- our ability to control construction and development costs of new Shacks, particularly in inflationary environments and including the impacts of tariffs or the responses of other governments, consumers or suppliers to U.S. imposed tariffs;
- competition in new markets, including competition for appropriate sites;

- failure of the landlords to timely deliver real estate to us and other landlord delays;
- proximity of potential sites to an existing Shack, and the impact of cannibalization on future growth;
- anticipated commercial, residential and infrastructure development near our new Shacks; and
- cost and availability of capital to fund construction costs and pre-opening costs.

Accordingly, we cannot assure you that we will be able to successfully expand as we may not correctly analyze the suitability of a location or anticipate all of the challenges imposed by expanding our operations. We have closed underperforming Company-operated Shacks, and, if we identify other underperforming Shacks in the future, we may choose to close them, as a result. Our growth strategy, and the substantial investment associated with the development of each new Company-operated Shack, may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. In addition, we may find that our concept has limited appeal in new markets or we may experience a decline in the popularity of our concept in the markets in which we operate. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be materially harmed or we may face losses.

Our plans to open new Shacks, the ongoing need for capital expenditures at our existing Shacks and our ongoing digital enhancements require us to spend capital.

Our growth strategy depends on opening new Shacks in various formats and continuing our digital evolution, which will require us to use cash flows from operations. Our drive-thru formats are larger than our traditional Shacks, which can result in higher real estate costs and require additional infrastructure and construction costs. We cannot assure that cash flows from operations will be sufficient to allow us to implement our growth strategy. If these funds are not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay a project or delay, significantly curtail, or eliminate planned Shack openings, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, as our Shacks and digital infrastructure mature, our business will require maintenance, investment, renovation and improvement expenditures to remain competitive and maintain the value of our brand standard. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, funds will need to be borrowed or otherwise obtained.

If the costs of funding new Shacks or renovations or enhancements to existing Shacks exceed budgeted amounts, and/or the time for building or renovation is longer than anticipated, our profits could be reduced. If we cannot access the capital we need, we may not be able to execute our growth strategy, take advantage of future opportunities or respond to competitive pressures.

Our expansion into new domestic markets may present increased risks, which could affect our profitability.

We plan to open Company-operated Shacks in markets where we have little or no operating experience. Shacks we open in new markets may take longer to reach expected Shack sales and profit levels on a consistent basis, may be less profitable on average than our current base of Shacks, and may have higher construction, occupancy or operating costs than Shacks we open in existing markets. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and retain qualified team members who share our values. We may also incur higher costs from entering new markets if, for example, we assign area directors to manage comparatively fewer Shacks than we assign in more developed markets. Also, until we attain a critical mass in a market, the Shacks we do open may incur higher food distribution costs and reduced operating leverage. As a result, these new Shacks may be less successful or may achieve target Restaurant-level profit margins at a slower rate, if ever. If we identify these Shacks as underperforming, we may choose to close them, as a result. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be adversely affected.

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening a large number of new Shacks. Our existing personnel, management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls, and to locate, hire, train and retain management and operating personnel, particularly in new markets. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our existing Shacks. If we experience a decline in financial performance, we may decrease the number of or discontinue Shack openings, or we may decide to close Shacks that we are unable to operate in a profitable manner.

New Shacks, once opened, may not be profitable, and may negatively affect Shack sales at our existing Shacks.

Our results have been, and in the future may continue to be, significantly impacted by the timing of new Shack openings (often dictated by factors outside of our control), including landlord, construction and permitting delays, associated Shack pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration. We typically incur the most significant portion of pre-opening costs associated with a given Shack within the several months preceding the opening of the Shack. Our experience has been that labor and operating costs associated with a newly opened Shack for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of Shack sales. Our new Shacks take a period of time to reach target operating levels due to inefficiencies typically associated with new Shacks, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those Shacks. Although we have specific target operating and financial metrics, new Shacks may not meet these targets or may take longer than anticipated to do so. If we identify these new Shacks as underperforming, we may choose to close them, as a result. Any new Shacks we open may not be profitable or achieve operating results similar to those of our existing Shacks, which could adversely affect our business, financial condition and results of operations.

The opening of a new Shack in or near markets in which we already have Shacks could adversely affect the Shack sales of those existing Shacks. Existing Shacks could also make it more difficult to build our consumer base for a new Shack in the same market. We will continue to cluster in select markets and open new Shacks in and around areas of existing Shacks that are operating at or near capacity to leverage operational efficiencies and effectively serve our guests. Cannibalization of Shack sales among our Shacks may become significant in the future as we continue to expand our operations and could adversely affect our Shack sales growth, which could, in turn, adversely affect our business, financial condition and results of operations.

Our marketing strategies and channels will evolve and our programs may not be successful.

Shake Shack is a growing brand, and we incur costs and expend other resources in our marketing efforts to attract and retain guests. Our strategy has historically included public relations, digital and social media, promotions, commercials on streaming platforms, and in-store messaging, which typically require less marketing spend as compared to traditional marketing programs. As we continue to execute on our growth strategy, we expect to increase our investment in advertising and promotional activities, and may change our marketing model, including targeted marketing offers to unique guest segments and incentivizing and rewarding loyal guests.

Some of our marketing initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

Our purpose to Stand For Something Good subjects us to risks.

We pride ourselves on sourcing premium ingredients from like-minded producers — 100% all-natural proteins with no added hormones that are humanely raised and source verified. We are dedicated to using sustainable materials and equipment whenever possible, and distinctive furniture and fixtures that advance our sustainability initiatives, as well as being committed to achieving ethical and humane practices for the animals in our supply chain. We also strive to be the best employer and a good citizen in each community we call home.

We do, however, face many challenges in carrying out our purpose to Stand For Something Good. We incur higher costs and other risks associated with purchasing high quality ingredients grown or raised with an emphasis on quality and responsible practices and paying highly competitive compensation to our team members. As a result, our food and labor costs may be significantly higher than other companies who do not source high quality ingredients or pay above minimum wage. Additionally, the supply for high quality ingredients may be limited and it may take us longer to identify and secure relationships with suppliers that are able to meet our quality standards and have sufficient quantities to support our growing business. If we are unable to obtain a sufficient and consistent supply for our ingredients on a cost-effective basis, our food costs could increase or we may experience supply interruptions which could have an adverse effect on our operating margins. Additionally, some of our competitors have announced initiatives to offer better quality ingredients. If this trend continues, it could further limit our supply for certain ingredients and we may lose our competitive advantage as it will be more difficult to differentiate ourselves.

Because we hold ourselves to such high standards, and because we believe our guests have come to have high expectations of us, we may be more severely affected by negative reports or publicity if we fail, or are believed to have failed, to comply with our own standards. The damage to our reputation may be greater than other companies that do not have similar values as us, and it may take us longer to recover from such an incident and gain back the trust of our guests. Our purpose to Stand For Something Good also exposes us to criticism from special interest groups who have different opinions regarding certain food issues or who believe we should pursue different strategies and goals. Any adverse publicity that results from such criticism could damage our brand and adversely affect guest traffic.

We believe that our Stand For Something Good purpose has been a major contributing factor in our past success because we believe consumers are increasingly focused on where their food comes from and how it is made, and that consumers want to associate themselves with brands whose ethos matches that of their own. However, if these trends change we may no longer be able to successfully compete with other restaurants who share different values than us.

We have a limited number of suppliers for our major products and rely on one national distribution company for the majority of our domestic distribution needs. If our suppliers or distributor are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs.

We have a limited number of suppliers for our major ingredients, including beef patties, chicken, potato buns, custard, portobello mushrooms and cheese sauce. During fiscal 2025, we purchased our (i) ground beef patties from 11 approved ground beef processors, with approximately 38% of our ground beef patties from one supplier; (ii) chicken breasts from two suppliers; (iii) potato buns from two suppliers; (iv) custard base from three suppliers; (v) 'Shroom Burgers from one supplier; (vi) crinkle cut fries from three suppliers; and (vii) ShackSauce from one supplier. Due to this concentration of suppliers and our food quality expectations, the cancellation of our supply arrangements with any one of these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our Shacks may materially and adversely affect our results of operations while we establish alternate distribution channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all.

If there is a supply issue with all U.S. raw beef, we have 23 approved raw beef suppliers and 14 approved beef processors in other countries. The risks to using international suppliers are shipping lead time, shipping costs, potential import duties, and U.S. customs delays. Should there become a need to utilize international suppliers, it is unknown at this time how long it would take and at what cost imports would be, but the delay and cost would likely be adverse to our business.

Our burgers depend on the availability of our proprietary ground beef blend. Availability of our blend depends on two different components: raw material supplied by the slaughterhouses and ground and formed beef patties supplied by regional processors who further process and convert whole muscle purchased from the slaughterhouses. The primary risk we face is with our regional processors. If there is an interruption of operation at any one of our regional processor's facilities, we face an immediate risk because each Shack typically has less than three days of beef patty inventory on hand. However, we have agreements with our regional processors to provide an alternate back-up supply in the event of a disruption of operations at one of our beef processors through our broadline distributor's network, but there would be a delay in availability due to production and shipping.

We contract with one distributor, which we refer to as our "broadline" distributor, to provide virtually all of our food distribution services in the United States. As of December 31, 2025, approximately 95% of certain food and beverage ingredients, including chicken, fries, and custard, collectively representing approximately 42% of our purchases, were processed through our broadline distributor for distribution and delivery to each Shack. As of December 31, 2025, we utilized 20 affiliated distribution centers and each distribution center carries two to three weeks of inventory for our core ingredients. In the event of a catastrophe, such as a fire, our broadline distributor can supply the Shacks affected by their respective distribution center from another affiliated distribution center. If a catastrophe were to occur at the distribution centers that service the Shacks located in New York and northern New Jersey, or California, we would be at immediate risk of product shortages because these distribution centers supply approximately 21% of our Company-operated Shacks as of December 31, 2025.

Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

We rely on a limited number of licensees for the operation of our licensed Shacks, and we have limited control with respect to the operations of our licensed Shacks, which could have a negative impact on our reputation and business.

We rely, in part, on our licensees and the manner in which they operate their Shacks to develop and promote our business. As of December 31, 2025, 11 licensees operated all of our domestic licensed Shacks and 10 licensees operated all of our international licensed Shacks, with one such licensee operating 30% of our international licensed Shacks and one such licensee operating 30% of our domestic licensed Shacks. Our licensees are required to operate their Shacks according to the specific guidelines we set forth, which are essential to maintaining brand integrity and reputation, all laws and regulations applicable to Shake Shack and its subsidiaries, and all laws and regulations applicable in the countries in which Shake Shack operates. We provide training to these licensees to integrate them into our operating strategy and culture. However, since we do not have day-to-day control over these Shacks, we cannot give assurance that there will not be differences in product and service quality, operations, labor law enforcement, marketing or that there will be adherence to all of our guidelines and applicable laws at these Shacks. In addition, if our licensees fail to make investments necessary to maintain or upgrade their Shacks, guest preference for the Shake Shack brand could suffer. Failure of these Shacks to operate effectively could adversely affect the results of operations from our licensed business or have a negative impact on our reputation.

The success of our licensed operations depends on our ability to establish and maintain good relationships with our licensees. The value of our brand and the rapport that we maintain with our licensees are important factors for potential licensees considering doing business with us. If we are unable to maintain good relationships with licensees, we may be unable to renew license agreements and opportunities for developing new relationships with additional licensees may be adversely affected. This, in turn, could have an adverse effect on our business, financial condition and results of operations.

Although we have developed criteria to evaluate and screen prospective developers and licensees, we cannot be certain that the developers and licensees we select will have the business acumen necessary to open and operate successful licensed Shacks in their territory. Our licensees compete for guests with other restaurants in their geographic markets, and the ability of our licensees to compete for guests directly impacts our business, financial condition and results of operations, as well as the desirability of our brand to prospective licensees. Our licensees also compete for team members and may not be able to recruit a sufficient number of individuals to meet their needs or retain qualified individuals to maintain operations. Licensees may not have access to the financial or management resources that they need to open the Shacks contemplated by their agreements with us or to be able to find suitable sites on which to develop them, or they may elect to cease development for other reasons. Licensees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and governmental approvals or meet construction schedules. Additionally, financing from banks and other financial institutions may not always be available to licensees to construct and open new Shacks. Any of these problems could slow our growth from licensed operations and reduce our licensing revenues.

If we fail to maintain our corporate culture, our relationships with our team members and guests could be negatively affected.

We take great pride in our culture and believe that it is an extremely important factor in our success. We believe that our purpose to Stand For Something Good creates a truly differentiated experience for our guests and is one of the reasons guests choose to dine with us and team members choose us as a place of employment. If we are unable to maintain our culture, especially as we continue to rapidly grow and expand in new markets, our reputation may be damaged, we may lose the trust of our guests, team member morale may be diminished, and we may experience difficulty recruiting and retaining qualified team members. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OPERATING IN THE RESTAURANT INDUSTRY

Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.

Food safety is a top priority, and we dedicate substantial resources to ensure the safety and quality of the food we serve. Nevertheless, we face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We rely on third-party food suppliers and distributors to properly handle, store and transport our ingredients to our Shacks. Any failure by our suppliers, or their suppliers, could cause our ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services.

Regardless of the source or cause, any report of food-borne illnesses or food safety issues, whether or not accurate, at one or more of our Shacks, including Shacks operated by our licensees, could adversely affect our brand and reputation, which in turn could result in reduced guest traffic and lower sales. We may also have a difficult time recovering from a food-borne illness incident and may be required to incur significant costs to repair our reputation.

If any of our guests become ill from food-borne illnesses, we could be forced to temporarily close one or more Shacks, or choose to close as a preventative measure, if we suspect there was a pathogen in our Shacks. Furthermore, any instances of food contamination, whether or not at our Shacks, could subject us or our suppliers to voluntary or involuntary food recalls and the costs to conduct such recalls could be significant and could interrupt our supply to unaffected Shacks or increase the cost of our ingredients.

Additionally, consumer preferences could be affected by health concerns about the consumption of beef, our key ingredient. For example, livestock-based diseases such as "mad cow disease" or "avian flu" that could have implications for human health, or another virus, bacteria, parasite, or toxin infects the food supply (or is believed to have infected the food supply), regardless of whether our supply chain is affected, guests may actively avoid consuming certain ingredients. A negative report or negative publicity surrounding such an incident, whether related to one of our Shacks or to a competitor in the industry, may have an adverse impact on demand for our food and could result in a material decrease in guest traffic and lower sales.

Rising labor costs and difficulties recruiting and retaining the right team members could adversely affect our business.

As our culture remains an important factor to our success, it in part depends on our ability to recruit, develop and reward high performing teams with a sufficient number of qualified managers and team members to meet the needs of our existing Shacks and to staff new Shacks. We value people who are excited and committed to high performance, remarkable and enriching hospitality, embodying our culture, and actively growing themselves and the brand.

In many markets, competition for qualified individuals is intense and we may be unable to identify and recruit a sufficient number of individuals to meet our growing needs, especially in markets where our brand is less established. As a result, because we aim to hire the best people, we may be required to pay higher wages and provide greater benefits. Our commitment to taking care of our team members may cause us to incur higher labor costs compared to our competitors. Additionally, several states in which we operate have enacted minimum wage increases and it is possible that other states or the federal government could also enact minimum wage increases, scheduling and benefit changes, and increased health care and workers' compensation insurance costs. Such increases have and may continue to cause an increase to our labor and related expenses and cause our Restaurant-level profit margins to decline.

In addition to the expected increased costs of labor, if we are unable to identify and recruit a sufficient number of individuals to meet our growing needs, we may need to decrease the operating hours of some of our Shacks, which would result in lost sales.

We place a heavy emphasis on the qualification and training of our team members and spend a significant amount of time and money training our team members. Any inability to recruit and retain qualified individuals may result in higher turnover, increased labor costs, and delays in planned openings of new Shacks, which could compromise the quality of our service and could adversely affect our business, financial condition, and results of operations.

Increased food commodity and energy costs could decrease our Restaurant-level profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.

Our profitability depends, in part, on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, fries, grains, dairy, and produce. Prices may be affected due to market changes, increased competition, the impacts of tariffs or the responses of other governments consumers or suppliers to U.S. imposed tariffs, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Additionally, we are heavily impacted by inflation across our basket with the largest impact on our cost of beef. As of December 2025, the U.S. Bureau of Labor and Statistics reported increases in year-on-year inflation of 4.1% in the Food Away From Home index and 3.3% in the Limited-Service Meals index.

Other events, including events for products we do not serve, could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu items. Furthermore, increasing weather volatility or other long-term changes in global weather patterns, including any changes associated with global climate change, could have a significant impact on the price or availability of some of our ingredients. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our Shack sales and Restaurant-level profit margins. While we have been able to partially offset inflation and other changes in the costs of core operating resources by increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns.

We may decide to enter into certain forward pricing arrangements with our suppliers, which could result in fixed or formula-based pricing with respect to certain food products. However, these arrangements generally are relatively short in duration and may provide only limited protection from price changes. In addition, the use of these arrangements may limit our ability to benefit from favorable price movements.

Our profitability is also adversely affected by increases in the price of utilities, such as natural gas, electric, and water, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our ability to respond to increased costs by increasing menu prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and guests. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect our results of operations.

Additionally, with elevated inflationary pressures across the business, we face an above average risk that we will have to renegotiate contracts and agreements with suppliers on a more frequent basis. Shortened windows of certainty can impact our ability to plan our business from a supply and profitability perspective and we face greater risk of margin volatility.

The digital and delivery strategy, related expenses, execution and expansion thereof, is uncertain and subject to risk.

We continue to execute upon our digital strategy, including the continued integration of our data platforms enabling segmentation and targeted marketing strategies. We believe these digital investments to be a critical differentiator for our business, creating the opportunity to drive greater engagement and frequency with both new and existing guests. As the digital space around us continues to evolve, our technology needs to evolve concurrently to stay competitive with the industry. If we do not maintain and innovate our digital systems that are competitive with the industry, and as we face execution risks around upgrades of existing and new digital platforms, our digital business may be adversely affected, which could damage our financial condition, and results of operations. We rely on third-party service providers for our ordering and payment platforms relating to our mobile app and kiosks. Such services performed by these third parties could be damaged or interrupted by technological issues, which could then result in a loss of sales for a period of time. We also could see higher costs from our digital partners which we may not be able to fully offset by price. Information processed by these third parties could also be impacted by cyber attacks and guest credit card fraud, which could not only negatively impact our sales, but also harm our brand image.

Recognizing the option to provide delivery services throughout the restaurant industry, we understand the importance of providing such services to meet our guests wherever and whenever they want. We have invested in marketing to promote our delivery partnerships, which could negatively impact our profitability if the business does not continue to expand. We rely on third-party service providers to fulfill delivery orders timely and in a fashion that will satisfy our guests. Errors in providing adequate delivery services may result in guest dissatisfaction, which could also result in loss of guest retention, loss in sales and damage to our brand image. Additionally, as with any third party handling food, such delivery services increase the risk of food tampering while in transit. We developed sealed packaging to provide some deterrence against such potential food tampering. We are also subject to risk if there is a shortage of delivery drivers, which could result in a failure to meet our guests' expectations.

Third-party delivery services within the restaurant industry is a competitive environment and includes a number of players competing for market share. If our third-party delivery partners fail to effectively compete with other third-party delivery providers in the sector, our delivery business may suffer resulting in a loss of sales. If any third-party delivery provider we partner with experiences damage to their brand image, we may also see ramifications due to our partnership with them. Additionally, some of our competitors have greater financial resources to spend on marketing and advertising around their digital and delivery campaigns than we are able to at this time. Should our competitors increase their spend in these areas, or if our advertising and promotions are less effective than our competitors, there could be an adverse impact on our business in this space. Third-party delivery services within the restaurant industry typically charge restaurants a fee per order. We currently have contracts with our major delivery service providers for a fixed period of time. However, there is uncertainty as to how these fees will evolve. In fiscal 2025, we continued with the implementation of menu price increases on our third-party delivery platforms to help offset a portion of this fee; the higher menu prices could result in loss of sales.

We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected.

The restaurant industry is intensely competitive with many well-established and new companies that compete directly and indirectly with us with respect to taste, menu, price, food quality, service, value, design, and location. We compete in the restaurant industry with multi-unit national, regional and locally-owned and/or operated limited-service restaurants, and full-service restaurants. We compete with (i) restaurants, (ii) other fast casual restaurants, (iii) quick service restaurants, and (iv) casual dining restaurants. Our competitors may operate company-owned restaurants, franchised restaurants or some combination. Many of our competitors offer breakfast, lunch and dinner, as well as dine-in, carry-out and delivery services. We may also compete with companies outside of the traditional restaurant industry, such as grocery store chains, meal subscription services and delicatessens, especially those that target guests who seek high-quality food, as well as convenience food stores, cafeterias and other dining outlets. Many of our competitors have existed longer than we have and may have a more established market presence, better locations and greater name recognition nationally or in some of the local markets in which we operate or plan to open Shacks. Some of our competitors may also have significantly greater financial, marketing, personnel and other resources than we do. They may also operate more restaurants than we do and be able to take advantage of greater economies of scale than we can given our current size.

Many of our competitors emphasize low cost "value meal" menu items or other programs that provide price discounts on their menu items. From time to time, we may run value offers and promotions that may not be as successful as our competitors. We also face increasing competitive pressures from some of our competitors who have announced initiatives to offer better quality ingredients.

Changes in consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business. Our sales could be impacted by changes in consumer preferences in response to dietary considerations, including the use of semaglutides or preferences regarding items such as calories, sodium, carbohydrates or fat. Our competitors may react more efficiently and effectively to these changes than we can. We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to adapt our menu items to trends in eating habits.

Our continued success depends, in part, on the continued popularity of our menu and the experience we offer guests at our Shacks. If we are unable to continue to compete effectively on any of the factors mentioned above, our traffic, Shack sales and Restaurant-level profit margins could decline and our business, financial condition and results of operations would be adversely affected.

Pandemics or disease outbreaks, such as the COVID-19 pandemic, have disrupted, and may continue to disrupt our business, results of operations and our financial condition.

Disease outbreaks have historically posed significant challenges to public health and economic stability, with varying impacts depending on the nature of the disease and the responses undertaken. For example, changes in behavior and routine may disrupt consumer activity and foot traffic in our Shacks, such as remote and hybrid work practices.

The significance of the operational and financial impact on the Company would depend on how long and widespread any potential disruptions caused by an outbreak may be, and the corresponding response to contain the viruses and treat those affected by it prove to be. Further, uncertain or changing economic and market conditions, including prolonged periods of high unemployment, staffing issues, inflation or deflation, prolonged weak consumer demand or a decrease in consumer discretionary spending, or political or other changes resulting from pandemics or other factors could continue to impact our business, sales and operating results.

Additionally, if a significant percentage of our workforce or the workforce of our business partners may be unable to work due to reasons including illness or travel restrictions in connection with pandemics or disease outbreaks, our operations may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

Our international licensed Shacks import many of our proprietary and other core ingredients from the United States and other countries. If this international supply chain is interrupted, our international licensed operations could encounter supply shortages and incur higher costs.

Our international licensed Shacks import many of our proprietary ingredients from the United States as well as other countries. For example, our proprietary blend of beef patties and/or raw materials for beef patties primarily originate from the United States, Australia and Uruguay and our mushrooms originate from the United States, United Kingdom, and China. We have worked to expand our international supply chain with secondary suppliers for various key ingredients across most of our licensed markets. While we have established secondary supply solutions for some of these ingredients, we have not acquired secondary suppliers for all of them.

Due to general volatility in the supply chain and global ocean freight disruptions, our guidance to our licensed partners is to carry at least three months of inventory to allow for delays or interruptions in the supply chain. Specifically, we have had past and ongoing issues ensuring that timely and adequate supplies reach our international licensed Shacks. Our licensees delegate the supply function to their internal or third-party logistics providers in each country in which they operate, with which we have limited and restricted communication, preventing us from exercising direct control or instruction over such entities.

If our international licensed Shacks are unable to obtain our proprietary ingredients in the necessary quantities in a timely fashion as a result of logistics issues, the impacts of tariffs or the response of other governments, consumers or suppliers to U.S.-imposed tariffs, sanctions or other challenges, it could harm its business and adversely affect the licensing revenue we receive, adversely impacting our business, financial condition and results of operations.

We are subject to risks associated with leasing property subject to long-term leases.

We do not own any real property and all of our Company-operated Shacks are located on leased premises. The leases for our Shacks generally have initial terms ranging from ten to fifteen years and typically include two five-year renewal options.

Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term, non-cancelable leases. If we close a Shack, we may still be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the remaining lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close Shacks in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings or other sources, we may not be able to service our lease obligations or fund our other liquidity and capital needs, which would materially affect our business.

The increasing focus on environmental, sustainability, social and governance matters could increase our costs, harm our reputation and adversely impact our business and financial results.

In recent years, there has been increased public focus by investors, environmental activists, the media, governmental and nongovernmental organizations and other stakeholders on a variety of environmental, sustainability, social and governance matters, commonly referred to as "ESG". With respect to the restaurant industry, concerns have been expressed regarding energy management, water management, food and packaging waste management, food safety, nutritional content, labor practices and supply chain and management of food sourcing. We have experienced pressure to make commitments relating to sustainability matters that affect companies in our industry, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability and the environment. If we are not effective in addressing environmental, sustainability and social matters affecting our industry and meeting evolving stakeholder expectations, our brand image may suffer, which could lead to a loss of sales. Certain investors may choose not to invest in our securities if we do not meet their relevant ESG expectations, which may continue to evolve over time.

Anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. We may also experience increased costs in order to execute upon our ESG strategy or to revise our ESG strategy to meet evolving expectations and the regulatory environment, and our ability to achieve any stated objective is subject to numerous factors and conditions, many of which are outside of our control. Any failure to meet evolving stakeholder expectations, or a perception of our failure to act appropriately with respect to environmental, sustainability, social or governance matters, could adversely affect our business and impact our reputation with investors, guests and other business partners and impact our ability to attract and retain team members. Additionally, this increased focus on ESG has resulted in and may result in new laws, regulations and requirements that could cause us to experience increased reporting or implementation costs or require us to make changes to our operations to comply with those laws, regulations and requirements. These increased costs could have an adverse impact on our business, financial condition and results of operations.

Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by team members, guests, suppliers, licensees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, team member meal-time deductions, overtime eligibility of exempt managers and failure to pay for all hours worked.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for an alleged illness or injury they suffered at or after a visit to one of our Shacks, including actions seeking damages resulting from alleged food-borne illness or accidents in our Shacks. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce guest traffic and Shack sales. Although we maintain what we believe to be adequate levels of insurance to cover any of these liabilities, insurance may not be available at all or in sufficient amounts with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business, financial condition and results of operations.

Our business is subject to risks related to our sale of alcoholic beverages.

We serve beer and wine at most of our Shacks. Alcoholic beverage control regulations generally require our Shacks to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually, or as required, and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our Shacks, including minimum age of patrons and team members, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain licenses could adversely affect our business, financial condition and results of operations.

We are also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and resources away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

GENERAL BUSINESS AND ECONOMIC RISKS

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. We believe that we have built our reputation on the high quality of our food and service, our commitment to our guests, our strong team culture, and the atmosphere and design of our Shacks, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty to our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- food safety concerns, including food tampering or contamination;
- food-borne illness incidents;
- the safety of the food commodities we use, particularly beef;
- guest injury;
- security breaches of confidential guest or team member information;
- third-party service providers, particularly related to delivery services and information technology, and potential guest dissatisfaction from circumstances out of our control relating to third-party service providers;
- concerns over our reported financial results;
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards, or health care and benefit issues; or
- government or industry findings concerning our Shacks, restaurants operated by other food service providers or others across the food industry supply chain.

Additionally, the use of social media platforms and similar devices provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Ultimately, the risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Changes in economic conditions, both domestically and internationally, could materially affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending, and any economic downturn or disruptions in the overall economy, including high inflation rates, high unemployment, financial market volatility and unpredictability, and political unrest and protests, may cause a related reduction in consumer confidence, which negatively affects the restaurant industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, energy and other utility costs, conditions in the residential real estate and mortgage markets, health care costs, access to credit, disposable consumer income and consumer confidence, affect discretionary consumer spending.

In poor economic conditions, guest traffic could be adversely impacted if our guests choose to dine out less frequently or reduce the amount they spend on meals while dining out. Reduced guest traffic could result in lower Shack sales and licensing revenue, as well as a decline in our profitability as we spread fixed costs across a lower level of Shack sales. Prolonged negative trends in sales could cause us and our licensees to, among other things, reduce the number and frequency of new Shack openings, close Shacks, delay remodeling of our existing Shacks or recognize asset impairment charges.

Because many of our Company-operated Shacks are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

Our financial performance is highly dependent on Shacks located along both the East and West Coasts. As a result, adverse economic conditions in any of these markets or regions could have a material adverse effect on our overall results of operations. In addition, given our geographic concentrations, negative publicity regarding any of our Shacks in these areas and other regional occurrences such as local strikes, terrorist attacks, increases in essential living costs, inclement weather or natural or man-made disasters could have a material adverse effect on our business and operations.

In particular, adverse weather conditions, such as regional winter storms, floods, severe thunderstorms and hurricanes, could negatively impact our results of operations. Temporary or prolonged Shack closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Security breaches of either confidential guest information in connection with, among other things, our electronic processing of credit and debit card transactions; kiosk, app, or web ordering; or confidential team member information may adversely affect our business.

Our business requires the collection, transmission, and retention of large volumes of guest and team member data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and team member data is critical to us. Further, our guests and team members have a high expectation that we and our service providers will adequately protect their personal information.

Like many other retail companies, and because of the prominence of our brand, we have experienced, and will likely continue to experience, attempts to compromise our information technology systems. Additionally, the techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may also heighten our cybersecurity risks by making cyber-attacks more difficult to detect, contain, and mitigate. While we continue to make significant investment in physical and technological security measures, team member training, and third-party services designed to anticipate cyber-attacks and prevent breaches, our information technology networks and infrastructure or those of our third-party vendors and other service providers could be vulnerable to damage, disruptions, shutdowns or breaches of confidential information due to criminal conduct, team member error or malfeasance, utility failures, natural disasters or other catastrophic events. Due to these scenarios we cannot provide assurance that we will be successful in preventing such breaches or data loss.

Additionally, the information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and team member expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our information systems and records and that of our service providers. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from guests and team members, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain and update our information technology systems to meet the needs of our business, our business could be adversely impacted.

We rely heavily on information technology systems, including point-of-sale processing in our Shacks, for management of our supply chain, accounting, payment of obligations, collection of cash, credit and debit card transactions, digital ordering and other processes and procedures. As a rapidly growing business, our current information technology infrastructure may not be adequately suited to handle the increasing volume of data and additional information needs of our organization. If we are unable to successfully upgrade our information systems to meet the growing needs of our business or are delayed in doing so, whether through current or future initiatives, our growth and profitability could be adversely affected.

Additionally, as technology systems continue to evolve and as consumers adopt new technologies, such as the use of artificial intelligence, we may need to enhance our systems or modify our strategies in order to remain relevant in our industry and to our guests. If we are unable to successfully identify and implement new and emerging technologies, our business could be adversely affected.

If we experience a material failure or interruption in our systems, our business could be adversely impacted.

Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of our information technology systems. Our operations depend upon our ability to protect our computer equipment, kiosks and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in loss of sales, interruptions to or delays in our business and guest service and reduce efficiency in our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our sales and profits could be reduced and the reputation of our brand and our business could be materially adversely affected. In addition, remediation of such problems could result in significant, unplanned capital investments.

Additionally, as we continue to evolve and innovate our digital platforms and enhance our internal systems, we place increasing reliance on third-party vendors to provide infrastructure and other support services. We may be adversely affected if any of our third-party service providers experience any interruptions in their systems, which could potentially impact the services we receive from them and cause a material failure or interruption in our own systems.

Because a component of our strategy is to continue to grow our licensed business internationally, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

As of December 31, 2025, 239 of our 286 licensed Shacks are located outside the United States and we expect to continue to expand our licensed operations internationally. As a result, we are and will be, on an increasing basis, subject to the risks of doing business outside the United States, including:

- changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which we operate;
- the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax effective manner;
- inability to achieve international tax treaty status with select licensed partners;
- the possibility of business corruption in various international markets;
- the ability to comply with, or impact of complying with, complex and changing laws, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, import and export controls, tariffs, embargoes, intellectual property, licensing requirements and regulations and changes in applicable tax laws;
- the enforceability of contract rights;
- the difficulties involved in managing an organization doing business in many different countries;
- the ability to comply with, or impact of complying with, complex and changing laws, regulations and economic policies of the U.S. government, including U.S. laws and regulations relating to economic sanctions, export controls and anti-boycott requirements;
- increase in an anti-American sentiment and the identification of the licensed brand as an American brand;
- the effect of disruptions caused by severe outbreak of disease, weather, natural disasters or other events that make travel to a particular region, as well as domestic visits, less attractive or more difficult; and
- political, social and economic instability.

Any or all of these factors may adversely affect the performance of and revenues we receive from our licensed Shacks located in international markets or cause delays to the licensees' opening timelines. We may also face a loss of sales, globally, related to negative sentiment towards American brands. Our international licensed Shacks operate in several volatile regions that are subject to geopolitical and sociopolitical factors that pose risk to our business operations. If political, social or business conditions were to change we may need to temporarily suspend or cease operations in a particular region or country entirely, close our existing Shacks and suspend our expansion activities. Also, the economy of any region in which our Shacks are located may be adversely affected to a greater degree than that of other areas of the country or the world by certain developments affecting industries concentrated in that region or country. Additionally, in the past, certain licensees have been negatively impacted by currency devaluation, and we have seen a reduction in licensing revenue from those respective Shacks. While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business. As our international licensed operations increase, these risks will become more pronounced.

Our stock price could be extremely volatile, and, as a result, stockholders may not be able to resell shares at or above their purchase price.

In recent years the stock market in general has been highly volatile. As a result, the market price and trading volume of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease, which could be substantial, in value of their stock, including decreases unrelated to our results of operations or prospects, and could lose part or all of their investment. The price of our Class A common stock has in the past, and in the future could be subject to wide fluctuations in response to a number of factors, including, but not limited to, actual or anticipated variations in our operating results or those of our competitors as compared to analyst expectations, the public's reaction to our press releases or other public announcements, the redemption of LLC interests by our non-controlling interest holders, or changes in the general market and economic conditions.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition in both domestic and international markets using our trademarks, service marks, proprietary products and other intellectual property, including our name and logos and the unique character and atmosphere of our Shacks. We rely on U.S. and foreign trademark, copyright, and trade secret laws, as well as license agreements, non-disclosure agreements, and confidentiality and other contractual provisions to protect our intellectual property. Nevertheless, our competitors may develop similar menu items and concepts, and they may challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trademarks, service marks, trade secrets, and other intellectual property. Additionally, we may be prohibited from entering into certain new markets due to restrictions surrounding competitors' trademarks. The laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States.

If our efforts to maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent our brand from achieving or maintaining market acceptance.

We may also from time to time be required to institute litigation to enforce our trademarks, service marks and other intellectual property. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.

Third parties may assert that we infringe, misappropriate or otherwise violate their intellectual property and may sue us for intellectual property infringement. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and other personnel may be diverted in pursuing these proceedings. If a court finds that we infringe a third party's intellectual property, we may be required to pay damages and/or be subject to an injunction. With respect to any third party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into licensing or other arrangements with the owner of such intellectual property at a reasonable cost or on reasonable terms.

We depend on key members of our executive management team.

We depend on the leadership and experience of key members of our executive management team. The loss of the services of any of our executive management team members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We do not maintain key person life insurance policies on any of our executive officers. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

Our insurance coverage and self-insurance reserves may not provide adequate levels of coverage against claims.

We maintain various insurance policies, including for team member health, workers' compensation, general liability, employment practices, and property damage. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Additionally, we are self-insured for our team member medical plan and partially self-insured for our workers' compensation coverage. We recognize a liability that represents our estimated cost of claims incurred but not reported as of the balance sheet date. Our estimated liability is based on a number of assumptions and factors, including actuarial assumptions and historical trends. Our significant growth rate could affect the accuracy of our estimates. If a greater amount of claims are reported, or if medical costs increase beyond what we expect, our liabilities may not be sufficient and we could recognize additional expense, which could adversely affect our results of operations.

REGULATORY AND LEGAL RISKS

We are subject to many federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, with which compliance is both costly and complex. Failure to comply with, or changes in these laws or requirements, could have an adverse impact on our business.

We are subject to extensive federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, including those related to:

- *Nutritional content labeling and disclosure requirements* - There are various legislative, regulatory and consumer-focused requirements on the food industry including nutritional and advertising practices. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu items, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These labeling laws may change consumer buying habits in a way that adversely impacts our sales. Additionally, an unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.
- *Food safety regulations* - There is a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.
- *Local licensure, building and zoning regulations* - The development and operation of Shacks depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing Shacks and delay or result in our decision to cancel the opening of new Shacks, which would adversely affect our business.
- *Employment regulations* - We are subject to various federal and state laws governing our employment practices, including laws relating to minimum wage requirements, team member classifications as exempt or non-exempt, payroll and unemployment tax laws, requirements to provide meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain team members, citizenship and work authorization requirements, insurance and workers' compensation rules, scheduling notification requirements, and anti-discrimination laws. Compliance with these regulations is costly and requires significant resources. For example, the Fair Workweek legislation implemented in New York City requires fast food employers to provide team members with specified notice in scheduling changes and pay premiums for changes made to team members' schedules, among other requirements. Similar legislation has been and may be enacted in other jurisdictions in which we operate as well, and in turn, could result in increased costs. Additionally, we may suffer losses from or incur significant costs to defend claims alleging non-compliance. Although none of our team members are currently covered under collective bargaining agreements, certain team members of other companies in our industry have recently become unionized, and our team members may elect to be represented by labor unions in the future. If a significant number of our team members were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition and results of operations. In addition, a labor dispute involving some or all of our team members may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build costs for new Shacks in such markets could materially increase.

- *The Affordable Care Act* - We are required to provide affordable coverage to substantially all full-time employees, or otherwise be subject to potential excise tax penalties based on the affordability criteria in the Affordable Care Act. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Increased health care and insurance costs, as well as the potential increase in participation by our employees who previously had not participated in our medical plan coverage, could have a material adverse effect on our business, financial condition and results of operations.
- *The Americans with Disabilities Act ("ADA") and similar state laws* - We are subject to the ADA and similar state laws, which, among other things, prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, our Shacks are required to meet federally mandated requirements for the disabled and we could be required to incur expenses to modify our Shacks to provide service to, or make reasonable accommodations for the employment of, disabled persons. The expenses associated with these modifications, or any damages, legal fees and costs associated with resolving ADA-related complaints could be material.
- *Privacy and cybersecurity* - Our business requires the collection, transmission and retention of large volumes of guest and team member data, including credit and debit card numbers and other personally identifiable information. The collection and use of such information is regulated at the federal and state levels, as well as internationally. Regulatory requirements, both domestic and abroad, have been changing with increasing regulation relating to the privacy, security and protection of data. Such regulatory requirements may become more prevalent in other states and jurisdictions as well. It is our responsibility to ensure we are complying with these laws by taking the appropriate measures as well as monitoring our practices as these laws continue to evolve. As our environment continues to expand in this digital age and reliance upon new technologies becomes more prevalent, it is imperative we secure the private and sensitive information we collect. Failure to do so, whether through fault of our own information systems or those of outsourced third-party providers, could not only cause us to fail to comply with these laws and regulations, but also could cause us to face litigation and penalties that could adversely affect our business, financial condition and results of operations. Our brand's reputation and our image as an employer could also be harmed by these types of security breaches or regulatory violations.
- *Laws and regulations related to our licensed operations* - Our licensed operations are subject to laws enacted by a number of states, rules and regulations promulgated by the U.S. Federal Trade Commission and certain rules and requirements regulating licensing activities in foreign countries. Failure to comply with new or existing licensing laws, rules and regulations in any jurisdiction or to obtain required government approvals could negatively affect our licensing revenue and our relationships with our licensees.
- *U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws* - A significant portion of our licensed operations are located outside the United States. The U.S. Foreign Corrupt Practices Act, and other similar anti-bribery and anti-kickback laws and regulations, in general prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. While our license agreements mandate compliance with applicable laws, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, uncertainty around future changes in laws made by new regulatory administrations or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our Shacks if we fail to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

If we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial information or comply with Section 404 of the Sarbanes-Oxley Act of 2002 could be impaired, which could have a material adverse effect on our business and stock price.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), and the listing standards of the New York Stock Exchange.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. It also requires management to perform an annual assessment of the effectiveness of our internal control over financial reporting and disclosure of any material weaknesses in such controls. We are required to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. Any failure to develop or maintain effective controls, or any difficulties encountered in the implementation or improvement of such controls, could harm our operating results or cause us to fail to meet our reporting obligations on a timely and accurate basis and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we are required to include in our periodic reports that will be filed with the SEC.

If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, or other potential claims or litigation. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

The SEC has adopted rules relating to cybersecurity which have required us to develop, implement, and maintain effective controls with respect to these new obligations. In addition, California has approved climate change rules, including the requirement to provide a climate-related financial risk report, which will require effective internal controls. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which may have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Our ability to use our net operating loss carryforwards may be subject to limitation.

As of December 31, 2025, our federal and state net operating loss ("NOL") carryforwards for income tax purposes were $606.8 million and $370.2 million, respectively. Of the federal NOL carryforwards, $555.0 million can be carried forward indefinitely, while the remaining $51.8 million will begin to expire in 2035. Similarly, of the state NOL carryforwards, $48.5 million can be carried forward indefinitely, while the remaining $321.7 million will begin to expire in 2026. Federal NOLs generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely. The utilization of these losses in taxable years beginning after December 31, 2020 is subject to an annual limitation based on taxable income.

In addition, under Section 382 of the Internal Revenue Code ("IRC") of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," its ability to use its pre-change NOLs to offset its post-change income may be limited. A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We may experience ownership changes in the future, some of which are outside our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent statutory or regulatory changes in respect of the utilization of NOLs for federal or state purposes, such as suspensions on the use of NOLs or limitations on the deductibility of NOLs carried forward, or other unforeseen reasons, may result in our existing NOLs expiring or otherwise being unavailable to offset future income tax liabilities.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state, local and foreign tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowance;
- tax effects of equity-based compensation;
- changes in tax laws, regulations or interpretations thereof; or
- future earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated earnings in jurisdictions where we have higher statutory tax rates.

We may also be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Additionally, SSE Holdings is classified as a partnership for U.S. federal income tax purposes, and the SSE Holdings LLC Agreement restricts transfers of LLC Interests that would cause SSE Holdings to be treated as a "publicly traded partnership" for U.S. federal income tax purposes. If the Internal Revenue Service ("IRS") were to contend successfully that SSE Holdings should be treated as a "publicly traded partnership" for U.S. federal income tax purposes, SSE Holdings would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income, which could have a material adverse effect on our results of operations, financial position and cash flows.

RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE

Shake Shack has non-controlling interest holders, whose interests may differ from those of our public stockholders.

As of December 31, 2025, the non-controlling interest holders control approximately 12.9% of the combined voting power of our common stock through their ownership of both our Class A and Class B common stock. The non-controlling interest holders, for the foreseeable future, have influence over corporate management and affairs, as well as matters requiring stockholder approval. The non-controlling interest holders are able to, subject to applicable law and the voting arrangements, participate in the election of majority of the members of our Board of Directors and actions to be taken by us and our Board of Directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of the non-controlling interest holders may in some circumstances conflict with our interests and the interests of our other stockholders. For example, the non-controlling interest holders may have different tax positions from us, especially in light of the Tax Receivable Agreement we entered into with the non-controlling interest holders that provides for the payment by us to the non-controlling interest holders of 85% of the amount of any tax benefits that we actually realize, or in some cases are deemed to realize. This could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when Shake Shack should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any future challenges by any taxing authorities to our tax reporting positions may take into consideration these non-controlling interest holders' tax or other considerations, which may differ from the considerations of us or our other stockholders.

In addition, certain of the non-controlling interest holders may hold, and may from time to time in the future acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or the business of our suppliers. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the non-controlling interest holders or any director who is not employed by us or his or her affiliates has any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business as us. The non-controlling interest holders may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the non-controlling interest holders that will not benefit Class A common stockholders to the same extent as it will benefit the non-controlling interest holders.

We are a party to the Tax Receivable Agreement with the non-controlling interest holders. Under the Tax Receivable Agreement, we are required to make cash payments to the non-controlling interest holders equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) the increases in the tax basis of the net assets of SSE Holdings resulting from any redemptions or exchanges of LLC Interests from the non-controlling interest holders and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement.

We expect that the amount of the cash payments that we are required to make under the Tax Receivable Agreement will be significant. Any payments made by us to the non-controlling interest holders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on any non-controlling interest holders continued ownership of LLC Interests or our Class A common stock.

The actual amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of LLC Interests, the amount of gain recognized by such holders of LLC Interests, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable.

We will continue to incur relatively outsized costs as a result of being a public company and in the administration of our complex organizational structure.

As a public company, we incur significant legal, accounting, insurance and other expenses that we would not incur as a private company, including costs associated with public company reporting requirements. We have also incurred and will continue to incur costs associated with compliance with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing, and in addition to new climate change rules approved in California, the SEC has adopted rules relating to cybersecurity and may in the future implement additional regulatory requirements. These rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming. These laws and regulations also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Furthermore, if we are unable to continue to satisfy our obligations as a public company, we would be subject to delisting our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our organizational structure, including our Tax Receivable Agreement, is very complex and we require the expertise of various tax, legal, and accounting advisers to ensure compliance with applicable laws and regulations. We have and will continue to incur significant expenses in connection with the administration of our organizational structure. As a result, our expenses for legal, tax, and accounting compliance may be significantly greater than other companies of our size that do not have a similar organizational structure or a tax receivable agreement in place.

Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our stockholders. These provisions include:

- the authority to issue "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;
- our classified Board of Directors providing that not all members of our Board of Directors are elected at one time;
- the removal of directors only for cause;
- prohibiting the use of cumulative voting for the election of directors;
- limiting the ability of stockholders to call special meetings or amend our bylaws;
- requiring all stockholder actions to be taken at a meeting of our stockholders; and
- our advance notice and duration of ownership requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

In addition, the Delaware General Corporation Law (the "DGCL"), to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

We do not currently expect to pay any cash dividends.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not currently expect to pay any cash dividends on shares of our Class A common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. We are a holding company, and substantially all of our operations are carried out by SSE Holdings and its subsidiaries. Under the Revolving Credit Facility, SSE Holdings is currently restricted from paying cash dividends, and we expect these restrictions to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares, realization of a gain on your investment will depend on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.

RISKS RELATED TO OUR TAX RECEIVABLE AGREEMENT

We will continue to incur relatively outsized costs as a result of our complex organizational structure.

Our organizational structure, including our Tax Receivable Agreement, is very complex and we require the expertise of various tax, legal and accounting advisers to ensure compliance with applicable laws and regulations. We have and will continue to incur significant expenses in connection with the administration of our organizational structure. As a result, our expenses for legal, tax and accounting compliance may be significantly greater than other companies of our size that do not have a similar organizational structure or a tax receivable agreement in place.

We are a holding company and our principal asset is our interest in SSE Holdings, and, accordingly, we will depend on distributions from SSE Holdings to pay our taxes and expenses, including payments under the Tax Receivable Agreement. SSE Holdings' ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our ownership interest in SSE Holdings, certain deferred tax assets and our note receivable from SSE Holdings. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the distributions we receive from SSE Holdings. There can be no assurance that SSE Holdings will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

SSE Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to its members, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of SSE Holdings. Under the terms of the SSE Holdings LLC Agreement, SSE Holdings is obligated to make tax distributions to its members, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect will be significant. We intend, as its managing member, to cause SSE Holdings to make cash distributions to its members in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, SSE Holdings' ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which SSE Holdings is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering SSE Holdings insolvent. If we do not have sufficient funds to pay our tax and other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. In addition, if SSE Holdings does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.

In certain cases, payments under the Tax Receivable Agreement to the non-controlling interest holders may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that, upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations, or our successor's obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. Furthermore, any increases in the federal corporate tax rate may result in an increase in our Tax Receivable Agreement liability, including a gross up of our deferred tax balances.

We will not be reimbursed for any payments made to the non-controlling interest holders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient's payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each non-controlling interest holder that directly or indirectly owns at least 10% of the outstanding LLC Interests. We will not be reimbursed for any cash payments previously made to the non-controlling interest holders under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to non-controlling interest holders are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to non-controlling interest holders will be netted against any future cash payments that we might otherwise be required to make to such non-controlling interest holders under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a non-controlling interest holder for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes with respect to non-controlling interest holders that are the subject of the Tax Receivable Agreement.

RISKS RELATED TO OUR CONVERTIBLE NOTES

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay special interest on or to refinance our indebtedness, including the $250.0 million 0% Convertible Senior Notes due in 2028 (the "Notes"), depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Notes is triggered, holders of Notes will be entitled to convert their Notes at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our Class A common stock.

The conversion of some or all of the Notes may dilute the ownership interests of our stockholders. Upon conversion of the Notes, we have the option to pay or deliver, as the case may be, cash, shares of our Class A common stock, or a combination of cash and shares of our Class A common stock. If we elect to settle our conversion obligation in shares of our Class A common stock or a combination of cash and shares of our Class A common stock, any sales in the public market of our Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our Class A common stock could depress the price of our Class A common stock.

Certain provisions in the indenture governing the Notes may delay or prevent an otherwise beneficial takeover attempt of us.

Certain provisions in the indenture governing the Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the Notes will require us, except as described in the offering memorandum, to repurchase the Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its Notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the Notes and/or increase the conversion rate, which could make it costlier for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

Our cybersecurity risk management program is informed by the National Institute of Standards and Technology ('NIST') Cybersecurity Framework ('CSF') and incorporates its principles in assessing, identifying, and managing cybersecurity risks relevant to our business. While we leverage the NIST CSF as a foundational guide, our program is tailored to our specific operational and risk environment.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
- A security team led by our Chief Information and Technology Officer principally responsible for managing our (1) cybersecurity risk assessment processes, (2) security controls, and (3) response to cybersecurity incidents;
- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls and designed to anticipate cyber-attacks and prevent breaches;
- Cybersecurity awareness training of our employees, incident response personnel, and senior management;
- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- A structured third-party risk management program that includes due diligence, contractual security requirements, and continuous monitoring for service providers, suppliers, and vendors to mitigate risks associated with external partnerships.

Cybersecurity risks are actively monitored through continuous security assessments, real-time threat intelligence, and adaptive security controls, which enable proactive adjustments to our security program as threats evolve. As part of our ongoing cybersecurity risk management program, we have from time-to-time identified risks or threats to our digital and corporate systems, including attempts to obtain team member credentials through bot and phishing attacks or through social engineering. While these risks and threats, as well as others we identify, require active and ongoing efforts to mitigate, we have not currently identified any prior cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program, including reviewing risk assessments from management with respect to our information technology systems and procedures, and overseeing our cybersecurity risk management processes.

The Audit Committee receives quarterly reports from management on our cybersecurity risks. In addition, management will update the Audit Committee, as necessary, regarding cybersecurity incidents, that we may experience.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Chief Information and Technology Officer ("CITO"), who has been designated as our Chief Information Security Officer ("CISO"), internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team, including our CITO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our cybersecurity risk management is led by our CITO, who has extensive experience in cybersecurity, information risk management, digital innovation, technology transformation, operations, and regulatory compliance. The CITO is supported by dedicated security professionals and external advisors to ensure a comprehensive and adaptive security strategy.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties.

We have three Shack Support Centers, located in New York City, Hong Kong, and The Battery Atlanta, all of which are leased locations. Our newest Shack Support Center, located in The Battery Atlanta, opened in fiscal 2025. We do not own any real property and lease all of our Company-operated Shacks, and we do not own or lease any property related to our licensed Shacks. The following table sets forth the number of Company-operated and licensed Shacks by geographic location as of December 31, 2025.

	Company-Operated	Licensed	Total
Alabama	1	—	1
Arizona	8	1	9
California	50	—	50
Colorado	9	1	10
Connecticut	9	—	9
Delaware	1	—	1
District of Columbia	6	1	7
Florida	25	2	27
Georgia	8	1	9
Illinois	14	—	14
Indiana	4	1	5
Kansas	2	—	2
Kentucky	1	—	1
Louisiana	3	1	4
Maryland	10	1	11
Massachusetts	16	1	17
Michigan	8	—	8
Minnesota	4	1	5
Missouri	7	3	10
Nevada	6	2	8
New Hampshire	1	—	1
New Jersey	20	8	28
New York	55	12	67
North Carolina	8	2	10
Ohio	10	1	11
Oklahoma	1	—	1
Oregon	4	—	4
Pennsylvania	17	3	20
Rhode Island	3	—	3
Tennessee	5	1	6
Texas	27	2	29
Utah	6	1	7
Virginia	13	1	14
Washington	8	—	8
Wisconsin	3	—	3

DOMESTIC	373	47	420
Bahamas	—	1	1
Bahrain	—	3	3
Canada	—	6	6
England	—	17	17
Mainland China, Hong Kong and Macau	—	51	51
Israel	—	5	5
Japan	—	18	18
Kuwait	—	14	14
Malaysia	—	4	4
Mexico	—	21	21
Philippines	—	11	11
Qatar	—	5	5
Saudi Arabia	—	5	5
Singapore	—	11	11
South Korea	—	34	34
Thailand	—	5	5
Turkey	—	12	12
United Arab Emirates	—	15	15
Wales	—	1	1
INTERNATIONAL	—	239	239
SYSTEM-WIDE	373	286	659

Item 3. Legal Proceedings

We are subject to various legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. As of December 31, 2025, we do not expect the amount of ultimate liability with respect to these matters to be material to the Company's financial condition, results of operations or cash flows.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION

Our Class A common stock is traded on the New York Stock Exchange under the symbol "SHAK."

Our Class B common stock is not listed nor traded on any stock exchange.

HOLDERS OF RECORD

As of February 18, 2026, there were 143 shareholders of record of our Class A common stock. The number of record holders does not include persons who held shares of our Class A common stock in nominee or "street name" accounts through brokers. As of February 18, 2026, there were 15 shareholders of record of our Class B common stock.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our Board of Directors. Any future determination to pay dividends to holders of our Class A common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in SSE Holdings' debt agreements and other factors that our Board of Directors deems relevant. We are a holding company, and substantially all of our operations are carried out by SSE Holdings and its subsidiaries. Additionally, under the revolving credit facility, SSE Holdings is currently restricted from paying cash dividends, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay dividends on our Class A common stock.

STOCK PERFORMANCE GRAPH

The following graph and table illustrate the total return from December 30, 2020 through December 31, 2025 for (i) our Class A common stock, (ii) the Standard and Poor's 500 Index, and (iii) the Standard and Poor's 600 Restaurants Index, assuming an investment of $100 on December 30, 2020 including the reinvestment of dividends, where applicable.

Comparison of 5 Year Cumulative Total Return



	12/30/2020	12/29/2021	12/28/2022	12/27/2023	12/25/2024	12/31/2025
Shake Shack Inc.	$ 100.00	$ 82.62	$ 50.14	$ 89.49	$ 155.59	$ 95.65
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
S&P 600 Restaurants Index	100.00	95.77	76.33	92.66	109.90	93.67

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This section and other parts of this Annual Report on Form 10-K ("Form 10-K") contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different from the statements made herein. All statements other than statements of historical fact are forward-looking statements, including, but not limited to, statements about our growth, including our long-term growth goals, strategic priorities and initiatives, and liquidity. Forward-looking statements discuss our current expectations, targets and projections relating to our financial position, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "future," "intend," "likely," "outlook," "potential," "preliminary," "project," "projection," "plan," "seek," "targets," "may," "could," "would," "will," "should," "can," "can have," the negatives thereof and other similar expressions.

Forward-looking statements reflect our current views with respect to future events and are based on certain assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from trends, plans, or expectations set forth in the forward-looking statement, as set forth in this Form 10-K. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this Form 10-K in the context of the risks and uncertainties disclosed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors," in this Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Item 7A "Quantitative and Qualitative Disclosures About Market Risk."

The forward-looking statements included in this Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

OVERVIEW

Shake Shack serves modern, fun and elevated versions of American classics using only premium ingredients. We are known for our made-to-order 100% Angus beef burgers, crispy chicken, hand-spun milkshakes, house-made lemonades, beer, wine, and more. With our fine-dining roots and a commitment to crafting uplifting experiences, Shake Shack has become a cult-brand and created a new category, fine-casual.

We operate on a 52/53 week fiscal year ending on the last Wednesday of December. Fiscal 2025 included 53 weeks and fiscal 2024 included 52 weeks. The additional operating week of fiscal 2025 is referred to as the "53rd week."

For discussion of our results of operations and changes in financial condition for fiscal 2024 compared to fiscal 2023 refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the fiscal year ended December 25, 2024, filed on February 21, 2025.

The following definitions apply to these terms as used herein:

"Average unit volume" is calculated by dividing total Shack sales by the number of Shacks open during the period. For Shacks that are not open for the entire period, fractional adjustments are made to the number of Shacks in the denominator such that it corresponds to the period of associated sales.

"Average weekly sales" is calculated by dividing total Shack sales by the number of operating weeks for all Shacks in operation during the period. For Shacks that are not open for the entire period, fractional adjustments are made to the number of operating weeks open such that it corresponds to the period of associated sales.

"Same-Shack sales" represents Shack sales for the comparable Shack base, which is defined as the number of Company-operated Shacks open for 24 full fiscal months or longer. For consecutive days that Shacks were temporarily closed, the comparative period was also adjusted.

"System-wide sales" is an operating measure and consists of sales from Company-operated Shacks and licensed Shacks. The Company does not recognize the sales from licensed Shacks as revenue. Of these amounts, revenue is limited to licensing revenue based on a percentage of sales from licensed Shacks, as well as certain up-front fees, such as territory fees, opening fees, and termination fees.

Key Operating Metrics

Same-Shack sales[1] for the fiscal fourth quarter ended December 31, 2025 increased 2.1% compared to the same period last year, driven by a 1.6% increase in price mix and a 0.5% increase in guest traffic. Same-Shack sales[1] for the fiscal year ended December 31, 2025 increased 2.3% compared to the same period last year, driven by a 3.1% increase in price mix, partially offset by a 0.8% decline in guest traffic. For the purpose of calculating same-Shack sales growth for the fiscal fourth quarter and fiscal year ended December 31, 2025, Shack sales for 278 Shacks were included in the comparable Shack base.

Average weekly sales[1] were $77,000 for the fiscal fourth quarter ended December 31, 2025, compared to $79,000 for the same period last year, primarily driven by a decline in guest traffic and menu mix, partially offset by higher menu prices. Average weekly sales[1] were $76,000 for the fiscal year ended December 31, 2025, which was flat compared to the same period last year, primarily driven by a decline in guest traffic, offset by higher menu prices.

System-wide sales increased 23.4% to $618.0 million for the fiscal fourth quarter ended December 31, 2025, versus the same period last year. System-wide sales increased 15.9% to $2,228.8 million for the fiscal year ended December 31, 2025, versus the same period last year. The 53rd week contributed $47.3 million to System-wide sales in fiscal 2025. Average unit volume for Company-operated Shacks was $4.0 million for the fiscal year ended December 31, 2025, which was flat compared to the same period last year.

Digital sales for the fiscal fourth quarter ended December 31, 2025 increased 30.0% to $150.7 million compared to the same period last year. Digital sales for the fiscal year ended December 31, 2025 increased 20.3% to $515.4 million compared to the same period last year. The 53rd week contributed $13.3 million to digital sales in fiscal 2025. Digital sales includes orders placed on the Shake Shack app, website and third-party delivery platforms, which represented 39.1% and 37.0%, respectively, of Shack sales during the fiscal fourth quarter and fiscal year ended December 31, 2025.

(1) *For fiscal fourth quarter and fiscal year ended December 31, 2025, same-Shack sales and average weekly sales were calculated excluding the 53rd week.*

Development Highlights

During fiscal 2025, we opened 45 new Company-operated Shacks and 40 new licensed Shacks. There were four permanent licensed Shack closures and one permanent Company-operated Shack closure in fiscal 2025. Below are Shacks opened during the fourth quarter of 2025.

Location	Type	Opening Date
Istanbul, Turkey — Kozyatagi City Mall	Licensed	9/25/2025
Phoenix, AZ — Avondale	Company-operated	9/30/2025
Siheung, South Korea — Siheung Premium Outlet	Licensed	10/2/2025
Toronto, Canada — Yonge & Eglinton	Licensed	10/3/2025
Pittsburgh, PA — Pittsburgh Airport Dining Concourse	Licensed	10/7/2025
Syracuse, NY — Dewitt	Company-operated	10/14/2025
Zionsville, IN — Zionsville	Company-operated	10/28/2025
Jenkintown, PA — Jenkintown	Company-operated	10/28/2025
Vaughan, Canada — Vaughan Mills	Licensed	10/28/2025
Staten Island, NY — Hylan Blvd	Company-operated	10/30/2025
Tel Aviv, Israel — Kiryat Ono	Licensed	10/30/2025
Hong Kong, China — Elements Mall	Licensed	11/4/2025
Mexico City, Mexico — Pedregal	Licensed	11/6/2025
Tacoma, WA — Tacoma Mall	Company-operated	11/10/2025
Oceanport, NJ — Monmouth Park	Licensed	11/13/2025
Quezon City, Philippines — Robinsons Magnolia	Licensed	11/13/2025
Oklahoma City, OK — Oak OKC	Company-operated	11/18/2025
Perrysburg, OH — Levis Commons	Company-operated	11/18/2025
London, UK — Kings Cross	Licensed	11/18/2025
Selden, NY — Selden	Company-operated	11/19/2025
Manila, Philippines — Capitol Commons	Licensed	11/28/2025
Kuala Lumpur, Malaysia — Pavilion KL	Licensed	11/28/2025
Pikesville, MD — Festival at Woodholme	Company-operated	11/30/2025
Phuket, Thailand — JungCeylon	Licensed	12/1/2025
Pittsburgh, PA — East Liberty	Company-operated	12/3/2025
Cheshire, CT — Shops at Stone Bridge	Company-operated	12/9/2025
Beijing, China — Da Rong Cheng Art Park	Licensed	12/12/2025
Mason, OH — Mason	Company-operated	12/17/2025
Hong Kong, China — Langham Place	Licensed	12/23/2025
Gyeonggi, South Korea — Paju Premium Outlet	Licensed	12/23/2025
Orlando, FL — Colonial Marketplace	Company-operated	12/30/2025
Pittsburgh, PA — Ross Park Mall	Company-operated	12/30/2025

As of December 31, 2025, there were 659 Shacks in operation system wide, of which 373 were Company-operated Shacks and 286 were licensed Shacks.

RESULTS OF OPERATIONS

The following table summarizes our results of operations for fiscal 2025 and fiscal 2024:

(dollar amounts in thousands)	2025[1]			2024	
Shack sales	$	1,391,166	96.3 %	$ 1,207,561	96.4 %
Licensing revenue		54,140	3.7 %	45,047	3.6 %
TOTAL REVENUE		1,445,306	100.0 %	1,252,608	100.0 %
Shack-level operating expenses[2]:					
Food and paper costs		396,714	28.5 %	339,940	28.2 %
Labor and related expenses		360,693	25.9 %	338,750	28.1 %
Other operating expenses		212,677	15.3 %	178,381	14.8 %
Occupancy and related expenses		106,632	7.7 %	93,069	7.7 %
General and administrative expenses		176,233	12.2 %	149,047	11.9 %
Depreciation and amortization expense		106,600	7.4 %	102,468	8.2 %
Pre-opening costs		18,001	1.2 %	15,547	1.2 %
Impairments, loss on disposal of assets, and Shack closures		5,248	0.4 %	32,368	2.6 %
TOTAL EXPENSES		1,382,798	95.7 %	1,249,570	99.8 %
INCOME FROM OPERATIONS		62,508	4.3 %	3,038	0.2 %
Other income, net		12,260	0.8 %	13,251	1.1 %
Interest expense		(2,159)	(0.1)%	(2,045)	(0.2)%
INCOME BEFORE INCOME TAXES		72,609	5.0 %	14,244	1.1 %
Income tax expense		22,903	1.6 %	3,424	0.3 %
NET INCOME		49,706	3.4 %	10,820	0.9 %
Less: Net income attributable to non-controlling interests		3,981	0.3 %	613	— %
NET INCOME ATTRIBUTABLE TO SHAKE SHACK INC.	$	45,725	3.2 %	$ 10,207	0.8 %

(1) We operate on a 52/53 week fiscal year ending on the last Wednesday of December. Fiscal 2025 included 53 weeks and fiscal 2024 included 52 weeks.

(2) As a percentage of Shack sales.

Shack Sales

Shack sales represent the aggregate sales of food, beverages and Shake Shack branded merchandise at our Company-operated Shacks and gift card breakage income. Shack sales in any period are directly influenced by the number of operating weeks in such period and the total number of open Shacks.

(dollar amounts in thousands)	2025	2024
Shack sales	$ 1,391,166	$ 1,207,561
Percentage of Total revenue	96.3 %	96.4 %
Dollar change compared to prior year	$ 183,605	
Percentage change compared to prior year	15.2 %	

Shack sales for the fiscal year ended December 31, 2025 increased 15.2% to $1.4 billion versus the prior year. The increase was primarily due to the opening of 45 new Company-operated Shacks during fiscal 2025, which contributed $218.5 million, partially offset by a decline in guest traffic. Excluding the 53rd week, Shack sales for fiscal year 2025 increased 12.9% versus the prior year.

Licensing Revenue

Licensing revenue is comprised of license fees and opening fees, territory fees, and termination fees for certain licensed Shacks. License fees are calculated as a percentage of sales and territory fees are payments for the exclusive right to develop Shacks in a specific geographic area.

(dollar amounts in thousands)	2025	2024
Licensing revenue	$ 54,140	$ 45,047
Percentage of Total revenue	3.7 %	3.6 %
Dollar change compared to prior year	$ 9,093	
Percentage change compared to prior year	20.2 %	

Licensing revenue for the fiscal year ended December 31, 2025 increased 20.2% to $54.1 million versus the prior year. The increase was primarily due to higher sales at existing licensed Shacks, which contributed $3.5 million, and the opening of 40 new licensed Shacks during fiscal 2025, which contributed approximately $3.2 million, as well as revenue recognized from the contract termination of a licensed partner. Excluding the 53rd week, Licensing revenue for fiscal year 2025 increased 17.5% versus the prior year.

Food and Paper Costs

Food and paper costs include the direct costs associated with food, beverage and packaging of our menu items. The components of Food and paper costs are variable by nature, change with sales volume, and are impacted by menu mix, channel mix and fluctuations in commodity costs, as well as geographic scale and proximity.

(dollar amounts in thousands)	2025	2024
Food and paper costs	$ 396,714	$ 339,940
Percentage of Shack sales	28.5 %	28.2 %
Dollar change compared to prior year	$ 56,774	
Percentage change compared to prior year	16.7 %	

Food and paper costs for the fiscal year ended December 31, 2025 increased 16.7% to $396.7 million versus the prior year. The increase was primarily due to the openings from the fiscal 2024 class of Shacks, which contributed approximately $24.8 million of incremental expense as well as the opening of 45 new Company-operated Shacks during fiscal 2025, which contributed approximately $20.8 million. Excluding the 53rd week, Food and paper costs for fiscal year 2025 increased 14.4% versus the prior year.

As a percentage of Shack sales, the increase in Food and paper costs for fiscal 2025 was primarily due to unfavorable menu mix and increased commodity costs, mainly beef, as well as increased marketing promotions, partially offset by increased menu price.

Labor and Related Expenses

Labor and related expenses include Company-operated Shack-level hourly and management wages, bonuses, payroll taxes, equity-based compensation, workers' compensation expense and medical benefits. As we expect with other variable expense items, labor costs should grow as our Shack sales grow. Factors that influence labor costs include minimum wage and payroll tax legislation, health care costs, size and location of the Shack and the performance of our Company-operated Shacks.

(dollar amounts in thousands)	2025	2024
Labor and related expenses	$ 360,693	$ 338,750
Percentage of Shack sales	*25.9 %*	*28.1 %*
Dollar change compared to prior year	$ 21,943	
Percentage change compared to prior year	6.5 %	

Labor and related expenses for the fiscal year ended December 31, 2025 increased 6.5% to $360.7 million versus the prior year. The increase was primarily due to the opening of 45 new Company-operated Shacks during fiscal 2025, which contributed $19.4 million. Excluding the 53rd week, Labor and related expenses for fiscal year 2025 increased 4.4% versus the prior year.

As a percentage of Shack sales, the decrease in Labor and related expenses for fiscal 2025 was primarily due to labor efficiencies and sales leverage, partially offset by incremental expenses from the opening of 45 new Company-operated Shacks during fiscal 2025.

Other Operating Expenses

Other operating expenses consist of delivery commissions, Shack-level marketing expenses, repairs and maintenance, utilities and other operating expenses incidental to operating our Company-operated Shacks, such as non-perishable supplies, credit card fees and property insurance.

(dollar amounts in thousands)	2025	2024
Other operating expenses	$ 212,677	$ 178,381
Percentage of Shack sales	*15.3 %*	*14.8 %*
Dollar change compared to prior year	$ 34,296	
Percentage change compared to prior year	19.2 %	

Other operating expenses for the fiscal year ended December 31, 2025 increased 19.2% to $212.7 million versus the prior year. The increase was primarily due to increased transaction costs, mainly delivery commissions, associated with higher sales, as well as increased facilities costs and marketing spend. Excluding the 53rd week, Other operating expenses for fiscal year 2025 increased 16.9% versus the prior year.

As a percentage of Shack sales, the increase in Other operating expenses for fiscal 2025 was primarily due to increased delivery commissions associated with the growth in our digital business and increased marketing spend, partially offset by sales leverage.

Occupancy and Related Expenses

Occupancy and related expenses consist of Shack-level occupancy expenses (including rent, common area expenses and certain local taxes), and exclude occupancy expenses associated with unopened Shacks, which are recorded separately in Pre-opening costs.

(dollar amounts in thousands)	2025	2024
Occupancy and related expenses	$ 106,632	$ 93,069
Percentage of Shack sales	*7.7 %*	*7.7 %*
Dollar change compared to prior year	$ 13,563	
Percentage change compared to prior year	14.6 %	

Occupancy and related expenses for the fiscal year ended December 31, 2025 increased 14.6% to $106.6 million versus the prior year. The increase was primarily due to the openings from the fiscal 2024 class of Shacks, which contributed approximately $7.7 million of incremental expense as well as the opening of 45 new Company-operated Shacks during fiscal 2025, which contributed $4.3 million, partially offset by the closure of nine Company-operated Shacks in fiscal 2024. Excluding the 53rd week, Occupancy and related expenses for fiscal year 2025 increased 14.5% versus the prior year.

As a percentage of Shack sales, Occupancy and related expenses was flat for fiscal 2025 compared to the same period last year.

General and Administrative Expenses

General and administrative expenses consist of costs associated with corporate and administrative functions that support Shack development and operations, as well as equity-based compensation expense.

(dollar amounts in thousands)	2025	2024
General and administrative expenses	$ 176,233	$ 149,047
Percentage of Total revenue	*12.2 %*	*11.9 %*
Dollar change compared to prior year	$ 27,186	
Percentage change compared to prior year	18.2 %	

General and administrative expenses for the fiscal year ended December 31, 2025 increased 18.2% to $176.2 million versus the prior year. The increase was primarily due to increased investments in marketing as well as increased wages and other team costs to support our Shack growth, partially offset by a decrease in professional fees related to non-recurring matters and costs associated with the restatement of prior periods included in the fiscal 2023 Form 10-K.

As a percentage of Total revenue, the increase in General and administrative expenses for fiscal 2025 was primarily due to the aforementioned items.

Depreciation and Amortization Expense

Depreciation and amortization expense primarily consists of the depreciation of fixed assets, including leasehold improvements and equipment.

(dollar amounts in thousands)	2025	2024
Depreciation and amortization expense	$ 106,600	$ 102,468
Percentage of Total revenue	*7.4 %*	*8.2 %*
Dollar change compared to prior year	$ 4,132	
Percentage change compared to prior year	4.0 %	

Depreciation and amortization expense for the fiscal year ended December 31, 2025 increased 4.0% to $106.6 million versus the prior year. The increase was primarily due to incremental depreciation of capital expenditures related to the opening of 45 new Company-operated Shacks during fiscal 2025, partially offset by a reduction in depreciation expense due to fully depreciated technology projects and assets compared to the prior year period and the closure of nine Company-operated Shacks in fiscal 2024.

Pre-Opening Costs

Pre-opening costs consist primarily of occupancy, manager and team member wages, cookware, travel and lodging costs for our opening training team and other supporting team members, marketing expenses, legal fees and inventory costs incurred prior to the opening of a Company-operated Shack. All such costs incurred prior to the opening of a Company-operated Shack are expensed in the period in which the expense was incurred. Pre-opening costs can fluctuate significantly from period to period, based on the number and timing of Company-operated Shack openings and the specific pre-opening costs incurred for each Company-operated Shack. Additionally, Company-operated Shack openings in new geographic markets may initially experience higher pre-opening costs than our established geographic markets, such as the New York City metropolitan area, where we have greater economies of scale and incur lower travel and lodging costs for our training team.

(dollar amounts in thousands)	2025	2024
Pre-opening costs	$ 18,001	$ 15,547
Percentage of Total revenue	*1.2 %*	*1.2 %*
Dollar change compared to prior year	$ 2,454	
Percentage change compared to prior year	15.8 %	

Pre-opening costs for the fiscal year ended December 31, 2025 increased 15.8% to $18.0 million versus the prior year. The increase was primarily due to increased legal costs and occupancy expense to support our larger development pipeline as well as increased wages and team costs for our Shack teams related to the timing of Shack openings throughout the year.

Impairments, loss on disposal of assets, and Shack closures

Impairments, loss on disposal of assets, and Shack closures primarily consists of the net book value of assets that have been retired which mainly includes furniture, equipment and fixtures that were replaced in the normal course of business; impairment charges related to our long-lived assets, which includes property and equipment, as well as operating and finance lease assets; and miscellaneous Shack closure expenses, including employee-related costs, cleaning, and sign removal costs.

(dollar amounts in thousands)	2025	2024
Impairments, loss on disposal of assets, and Shack closures	$ 5,248	$ 32,368
Percentage of Total revenue	*0.4 %*	*2.6 %*
Dollar change compared to prior year	$ (27,120)	

Impairments, loss on disposal of assets, and Shack closures for the fiscal year ended December 31, 2025 decreased to $5.2 million versus the prior year. The decrease was primarily due to non-cash impairment charges and miscellaneous Shack closure expense of $29.3 million during fiscal 2024, related to the closure of nine Company-operated Shacks in August 2024, partially offset by the closure of one Company-operated Shack in December 2025.

Other Income, Net

Other income, net consists primarily of interest income, adjustments to liabilities under the Tax Receivable Agreement, dividend income, and net unrealized and realized gains and losses from marketable securities.

(dollar amounts in thousands)		2025		2024
Other income, net	$	12,260	$	13,251
Percentage of Total revenue		0.8 %		1.1 %
Dollar change compared to prior year	$	(991)		
Percentage change compared to prior year		(7.5)%		

Other income, net for the fiscal year ended December 31, 2025 decreased from $13.3 million to $12.3 million. The decrease was primarily due to a change from investments in the prior year to cash equivalents in the current year and lower interest rates on cash equivalents.

Interest Expense

Interest expense generally consists of interest on the current portion of our liabilities under the Tax Receivable Agreement, imputed interest related to our financing equipment leases, amortization of deferred financing costs, interest and fees on our Revolving Credit Facility and amortization of debt issuance costs.

(dollar amounts in thousands)		2025		2024
Interest expense	$	(2,159)	$	(2,045)
Percentage of Total revenue		(0.1)%		(0.2)%
Dollar change compared to prior year	$	(114)		
Percentage change compared to prior year		5.6 %		

Interest expense for the fiscal year ended December 31, 2025 increased 5.6% to $2.2 million versus the prior year. The increase was primarily due to increased finance lease charges from the opening of 45 new Company-operated Shacks during fiscal 2025, partially offset by a decrease in various sales tax audit assessment charges compared to prior year.

Income Tax Expense

We are the sole managing member of SSE Holdings, and as a result, consolidate the financial results of SSE Holdings. For U.S. federal and certain state and local tax purposes, SSE Holdings is classified as a partnership. Consequently, any taxable income or loss generated by SSE Holdings is passed through to and included in the taxable income or loss of its members, including us, on a pro rata basis. As a result, the Company is subject to U.S. federal income taxes, along with applicable state and local taxes on its allocable share of any taxable income or loss of SSE Holdings. Additionally, the Company is taxed on any standalone income or loss generated by Shake Shack, Inc. The Company is also subject to withholding taxes in certain foreign jurisdictions.

(dollar amounts in thousands)		2025		2024
Income tax expense	$	22,903	$	3,424
Percentage of Total revenue		1.6 %		0.3 %
Dollar change compared to prior year	$	19,479		
Percentage change compared to prior year		568.9 %		

Our effective income tax rate for the fiscal year ended December 31, 2025 increased to 31.5% from 24.0% in the prior year. The increase in our effective income tax rate was primarily driven by foreign tax credits that are not expected to be realized and the remeasurement of deferred tax assets following the filing of the Company's 2024 tax returns.

Net Income Attributable to Non-controlling Interests

We are the sole managing member of SSE Holdings and have the sole voting power in, and control the management of, SSE Holdings. Accordingly, we consolidate the financial results of SSE Holdings and report a non-controlling interest on our Consolidated Statements of Income, representing the portion of net income attributable to the other members of SSE Holdings.

The Third Amended and Restated Limited Liability Company Agreement of SSE Holdings provides that holders of LLC Interests may, from time to time, require SSE Holdings to redeem all or a portion of their LLC Interests for newly-issued shares of Class A common stock on a one-for-one basis. In connection with any redemption or exchange, we will receive a corresponding number of LLC Interests, increasing our total ownership interest in SSE Holdings. The weighted average ownership percentages for the applicable reporting periods are used to attribute net income and other comprehensive income to Shake Shack Inc. and the non-controlling interest holders.

(dollar amounts in thousands)		2025		2024
Net income attributable to non-controlling interests	$	3,981	$	613
Percentage of Total revenue		*0.3 %*		*— %*

Net income attributable to non-controlling interests for the fiscal year ended December 31, 2025 increased from $0.6 million to $4.0 million. The increase was primarily due to increased net results compared to the same period last year, partially offset by a decrease in the non-controlling interest holders' weighted average ownership, which was 5.7% and 6.2%, respectively for fiscal 2025 and fiscal 2024.

NON-GAAP FINANCIAL MEASURES

To supplement the Consolidated Financial Statements, which are prepared and presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we use the following non-GAAP financial measures: Restaurant-level profit, Restaurant-level profit margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted pro forma net income, and adjusted pro forma earnings per fully exchanged and diluted share (collectively the "non-GAAP financial measures").

Restaurant-Level Profit

Restaurant-level profit is defined as Shack sales less Shack-level operating expenses which include Food and paper costs, Labor and related expenses, Other operating expenses and Occupancy and related expenses.

How This Measure Is Useful

When used in conjunction with GAAP financial measures, Restaurant-level profit and Restaurant-level profit margin are supplemental measures of operating performance that we believe are useful measures to evaluate the performance and profitability of our Shacks. Additionally, Restaurant-level profit and Restaurant-level profit margin are key metrics used internally by our management to develop internal budgets and forecasts, as well as assess the performance of our Shacks relative to budget and against prior periods. It is also used to evaluate team member compensation as it serves as a metric in certain of our performance-based team member bonus arrangements. We believe the presentation of Restaurant-level profit and Restaurant-level profit margin provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our Shacks, as these measures depict the operating results that are directly impacted by our Shacks and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of our Shacks. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provides greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making.

Limitations of the Usefulness of this Measure

Restaurant-level profit and Restaurant-level profit margin may differ from similarly titled measures used by other companies due to different methods of calculation. Presentation of Restaurant-level profit and Restaurant-level profit margin is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Restaurant-level profit excludes certain costs, such as General and administrative expenses and Pre-opening costs, which are considered normal, recurring cash operating expenses and are essential to support the operation and development of our Shacks. Therefore, this measure may not provide a complete understanding of the operating results of our Company as a whole and Restaurant-level profit and Restaurant-level profit margin should be reviewed in conjunction with our GAAP financial results. Reconciliations of Restaurant-level profit to Income from operations, the most directly comparable GAAP financial measure, were as follows.

(dollar amounts in thousands)	2025[1]		2024		2023
Income from operations	$	62,508	$ 3,038	$	5,921
Less:					
Licensing revenue		54,140	45,047		40,714
Add:					
General and administrative expenses		176,233	149,047		129,542
Depreciation and amortization expense		106,600	102,468		91,242
Pre-opening costs		18,001	15,547		19,231
Impairments, loss on disposal of assets, and Shack closures		5,248	32,368		3,007
Adjustment:					
Employee benefit charges[2]		—	453		—
Restaurant-level profit	$	314,450	$ 257,874	$	208,229
Total revenue	$	1,445,306	$ 1,252,608	$	1,087,533
Less: Licensing revenue		54,140	45,047		40,714
Shack sales	$	1,391,166	$ 1,207,561	$	1,046,819
Restaurant-level profit margin[3]		22.6%	21.4%		19.9%

(1) The Company operates on a 52/53 week fiscal year. Fiscal year 2025 had 53 weeks with the extra operating week occurring in fiscal fourth quarter 2025.
(2) Expenses related to California healthcare charges for fiscal 2020 through 2023 which do not represent fiscal 2024 Labor and related expenses.
(3) As a percentage of Shack sales.

EBITDA and Adjusted EBITDA

EBITDA is defined as Net income before Interest expense (net of interest income), Income tax expense (benefit) and Depreciation and amortization expense. Adjusted EBITDA is defined as EBITDA excluding equity-based compensation expense, Impairments, loss on disposal of assets, and Shack closures, amortization of cloud-based software implementation costs, as well as certain non-recurring items that we do not believe directly reflect our core operations and may not be indicative of our recurring business operations.

How These Measures Are Useful

When used in conjunction with GAAP financial measures, EBITDA and adjusted EBITDA are supplemental measures of operating performance that we believe are useful measures to facilitate comparisons to historical performance and competitors' operating results. Adjusted EBITDA is a key metric used internally by our management to develop internal budgets and forecasts and also serves as a metric in our performance-based equity incentive programs and certain of our bonus arrangements. We believe presentation of EBITDA and adjusted EBITDA provides investors with a supplemental view of our operating performance that facilitates analysis and comparisons of our ongoing business operations because they exclude items that may not be indicative of our ongoing operating performance.

Limitations of the Usefulness of These Measures

EBITDA and adjusted EBITDA may differ from similarly titled measures used by other companies due to different methods of calculation. Presentation of EBITDA and adjusted EBITDA is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. EBITDA and adjusted EBITDA exclude certain normal recurring expenses. Therefore, these measures may not provide a complete understanding of our performance and should be reviewed in conjunction with our GAAP financial measures. Reconciliations of EBITDA and adjusted EBITDA to Net income, the most directly comparable GAAP measure, were as follows.

(dollar amounts in thousands)		2025[1]		2024		2023
Net income	$	49,706	$	10,820	$	20,990
Depreciation and amortization expense		106,600		102,468		91,242
Interest (income) expense, net		1,994		1,284		(726)
Income tax expense (benefit)		22,903		3,424		(4,010)
EBITDA		181,203		117,996		107,496
Equity-based compensation		19,503		15,915		15,093
Amortization of cloud-based software implementation costs		2,188		2,138		1,798
Impairments, loss on disposal of assets, and Shack closures		5,248		32,368		3,007
Restatement costs[2]		354		2,378		—
CEO transition costs		35		679		206
Employee benefit charges[3]		—		453		—
Legal settlements[4]		983		—		619
Severance		379		—		211
Other[5]		3		3,652		3,386
Adjusted EBITDA	$	209,896	$	175,579	$	131,816
Adjusted EBITDA margin[6]		14.5%		14.0%		12.1%

(1) The Company operates on a 52/53 week fiscal year. Fiscal year 2025 had 53 weeks with the extra operating week occurring in fiscal fourth quarter 2025.
(2) Expenses incurred related to the restatement of prior periods in the 2023 Form 10-K.
(3) Expenses related to California healthcare charges for fiscal 2020 through 2023 which do not represent fiscal 2024 Labor and related expenses.
(4) Refer to Note 17, Commitments and Contingencies, in the accompanying Consolidated Financial Statements, for additional information.
(5) Expenses incurred for professional fees related to non-recurring matters.
(6) Calculated as a percentage of Total revenue, which was $1,445.3 million, $1,252.6 million and $1,087.5 million, respectively, for fiscal 2025, 2024 and 2023.

Adjusted Pro Forma Net Income and Adjusted Pro Forma Earnings Per Fully Exchanged and Diluted Share

Adjusted pro forma net income represents Net income attributable to Shake Shack Inc. assuming the full exchange of all outstanding SSE Holdings, LLC membership interests ("LLC Interests") for shares of Class A common stock, adjusted for certain non-recurring items that we do not believe are directly related to our core operations and may not be indicative of our recurring business operations. Adjusted pro forma earnings per fully exchanged and diluted share is calculated by dividing adjusted pro forma net income by the weighted average shares of Class A common stock outstanding, assuming the full exchange of all outstanding LLC Interests, after giving effect to the dilutive effect of outstanding equity-based awards.

How These Measures Are Useful

When used in conjunction with GAAP financial measures, adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share are supplemental measures of operating performance that we believe are useful measures to evaluate our performance period over period and relative to our competitors. By assuming the full exchange of all outstanding LLC Interests, we believe these measures facilitate comparisons with other companies that have different organizational and tax structures, as well as comparisons period over period because it eliminates the effect of any changes in Net income attributable to Shake Shack Inc. driven by increases in our ownership of SSE Holdings, which are unrelated to our operating performance, and excludes items that are non-recurring or may not be indicative of our ongoing operating performance.

Limitations of the Usefulness of These Measures

Adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share may differ from similarly titled measures used by other companies due to different methods of calculation. Presentation of adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share should not be considered alternatives to Net income and earnings (loss) per share, as determined under GAAP. While these measures are useful in evaluating our performance, they do not account for the earnings attributable to the non-controlling interest holders and therefore do not provide a complete understanding of the Net income attributable to Shake Shack Inc. Adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share should be evaluated in conjunction with our GAAP financial results. A reconciliation of adjusted pro forma net income to Net income attributable to Shake Shack Inc., the most directly comparable GAAP measure, and the computation of adjusted pro forma earnings per fully exchanged and diluted share are set forth below.

(in thousands, except per share amounts)		2025[1]		2024		2023
Numerator:						
Net income attributable to Shake Shack Inc.	$	45,725	$	10,207	$	20,264
Adjustments:						
Reallocation of Net income attributable to non-controlling interests from the assumed exchange of LLC Interests[2]		3,981		613		726
Restatement costs[3]		354		2,378		—
CEO transition costs		35		679		206
Employee benefit charges[4]		—		453		—
Impairment charges and Shack closures[5]		2,949		29,348		—
Legal settlements[6]		983		—		619
Severance		379		—		211
Other[7]		3		3,652		3,386
Tax impact of above adjustments [8]		3,906		(6,785)		(9,254)
Adjusted pro forma net income	$	58,315	$	40,545	$	16,158
Denominator:						
Weighted average shares of Class A common stock outstanding—diluted		41,847		44,203		43,899
Adjustments:						
Assumed exchange of LLC Interests for shares of Class A common stock[2]		2,441		—		—
Adjusted pro forma fully exchanged weighted average shares of Class A common stock outstanding—diluted		44,288		44,203		43,899
Adjusted pro forma earnings per fully exchanged share—diluted	$	1.32	$	0.92	$	0.37

		2025		2024		2023
Earnings per share of Class A common stock—diluted	$	1.09	$	0.24	$	0.48
Assumed exchange of LLC Interests for shares of Class A common stock[2]		0.03		—		—
Non-GAAP adjustments[9]		0.20		0.68		(0.11)
Adjusted pro forma earnings per fully exchanged share—diluted	$	1.32	$	0.92	$	0.37

(1) *The Company operates on a 52/53 week fiscal year. Fiscal year 2025 had 53 weeks with the extra operating week occurring in fiscal fourth quarter 2025.*

(2) *Assumes the exchange of all outstanding LLC Interests for shares of Class A common stock, resulting in the elimination of the non-controlling interest and recognition of the net income attributable to non-controlling interests. For fiscal 2024 and 2023, this exchange is included in weighted-average shares of Class A common stock outstanding-diluted and therefore no additional share and per share adjustments are required.*

(3) *Expenses incurred related to the restatement of prior periods in the 2023 Form 10-K.*

(4) *Expenses related to California healthcare charges for fiscal 2020 through 2023 which do not represent fiscal 2024 Labor and related expenses.*

(5) *Expenses incurred related to Shack closures and impairment charges during fiscal 2024 and fiscal 2025.*

(6) *Expenses incurred to establish accruals related to the settlements of legal matters. Refer to Note 17, Commitments and Contingencies, in the accompanying Consolidated Financial Statements, for additional information.*

(7) *Expenses incurred for professional fees related to non-recurring matters.*

(8) *For fiscal 2025, 2024 and 2023, amounts represent the tax effect of the aforementioned adjustments and pro forma adjustments to reflect corporate income taxes at assumed effective tax rates of 24.6%, 20.1% and 24.5%, respectively, which include provisions for U.S. federal income taxes, certain LLC entity-level taxes and foreign withholding taxes, assuming the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.*

(9) *Represents the per share impact of non-GAAP adjustments for each period. Refer to the reconciliation of Adjusted pro forma net income above, for additional information.*

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our primary sources of liquidity are cash from operations, cash and cash equivalents on hand, and availability under our Revolving Credit Facility. As of December 31, 2025, we maintained a Cash and cash equivalents balance of $360.1 million. In March 2021, we issued 0% Convertible Senior Notes ("Convertible Notes"), and received $243.8 million of proceeds, net of discounts. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements, for additional information.

On June 6, 2024, we filed a Registration Statement on Form S-3 with the SEC which permits us to issue a combination of securities described in the prospectus in one or more offerings from time to time. To date, we have not experienced difficulty accessing the capital markets; however, future volatility in the capital markets may affect our ability to access those markets or increase the costs associated with issuing debt or equity instruments.

Our primary requirements for liquidity are to fund our working capital needs, operating and finance lease obligations, capital expenditures and general corporate needs. Our requirements for working capital are generally not significant because our guests pay for their food and beverage purchases in cash or on debit or credit cards at the time of the sale and we are able to sell many of our inventory items before payment is due to the supplier of such items. Our ongoing capital expenditures are principally related to opening new Shacks, existing Shack capital investments (both for remodels and maintenance), as well as investments in our corporate technology infrastructure to support our Shack Support Centers, Shake Shack locations, and digital strategy.

In addition, we are obligated to make payments to certain members of SSE Holdings under the Tax Receivable Agreement. As of December 31, 2025, such obligations totaled $246.8 million. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, (i) generation of future taxable income over the term of the Tax Receivable Agreement and (ii) future changes in tax laws. If we do not generate sufficient taxable income in the aggregate over the term of the Tax Receivable Agreement to utilize the tax benefits, then we would not be required to make the related payments under the Tax Receivable Agreement. Although the amount of any payments that must be made under the Tax Receivable Agreement may be significant, the timing of these payments will vary and will generally be limited to one payment per member per year. The amount of such payments is also limited to the extent we utilize the related deferred tax assets. The payments that we are required to make will generally reduce the amount of overall cash flow that might have otherwise been available to us or to SSE Holdings, but we expect the cash tax savings we will realize from the utilization of the related deferred tax assets to fund the required payments.

We believe our existing cash and cash equivalents balances and cash from operations will be sufficient to fund our operating and finance lease obligations, capital expenditures, Tax Receivable Agreement obligations and working capital needs for at least the next 12 months.

Summary of Cash Flows

The following table presents a summary of our cash flows from operating, investing and financing activities.

(in thousands)		2025		2024
Net cash provided by operating activities	$	222,355	$	171,155
Net cash used in investing activities		(165,849)		(66,079)
Net cash used in financing activities		(17,097)		(9,017)
Effect of exchange rate changes on cash and cash equivalents		—		2
Net Increase in cash and cash equivalents		39,409		96,061
Cash and cash equivalents at beginning of period		320,714		224,653
Cash and cash equivalents at end of period	$	360,123	$	320,714

Operating Activities

For fiscal 2025, net cash provided by operating activities was $222.4 million compared to $171.2 million for fiscal 2024, an increase of $51.2 million. This increase was primarily due to a $49.2 million improvement in net results after excluding non-cash charges, partially offset by changes in working capital of $2.0 million. The changes in working capital primarily included an increase in promotional campaigns not yet invoiced and an increase in accrued expenses related to our larger development pipeline, partially offset by an increase in foreign withholding tax receivable related to our licensed Shack partners, an increase in payments on lease liabilities due to the opening of 45 new Company-operated Shacks in fiscal 2025, and a decrease in payables related to general business operations.

Investing Activities

For fiscal 2025, net cash used in investing activities was $165.8 million compared to $66.1 million for fiscal 2024, an increase of $99.7 million. This increase was primarily driven by the absence of $69.4 million of proceeds from maturities of held-to-maturity marketable securities in the current period as well as an increase of $30.3 million in capital expenditures related to our larger development pipeline, as compared to the prior year.

Financing Activities

For fiscal 2025, net cash used in financing activities was $17.1 million compared to $9.0 million for fiscal 2024, an increase of $8.1 million. This increase was primarily due to an increase in withholding taxes related to the vesting of equity awards and an increase in payments of financing leases due to the opening of 45 new Company-operated Shacks during fiscal 2025.

Convertible Notes

In March 2021, we issued $250.0 million aggregate principal amount of 0% Convertible Senior Notes due 2028 in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The Convertible Notes will mature on March 1, 2028, unless earlier converted, redeemed or repurchased in certain circumstances. Upon conversion, we pay or deliver, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at our election. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements included in Part II, Item 8, for additional information.

Revolving Credit Facility

In August 2019, we entered into a Revolving Credit Facility, which permits borrowings up to $50.0 million, with the ability to increase available borrowings up to an additional $100.0 million, subject to satisfaction of certain conditions. The Revolving Credit Facility also permits the issuance of letters of credit upon our request of up to $15.0 million.

In July 2025, the Company entered into the sixth amendment to the Revolving Credit Facility ("Sixth Amendment"), which, among other things, extends the maturity date until the earlier of (a) February 28, 2028, or (b) the date that is 91 days prior to the scheduled maturity date of any Convertible Notes outstanding at any time.

Outstanding borrowings under the Revolving Credit Facility bear interest at either: (i) the base rate plus applicable margin ranging from 0.0% to 1.5% or (ii) the Secured Overnight Financing Rate ("SOFR") plus applicable margin ranging from 1.0% to 2.5%, in each case depending on the net lease adjusted leverage ratio. As of December 31, 2025 and December 25, 2024, no amounts were outstanding under the Revolving Credit Facility.

The obligations under the Revolving Credit Facility are secured by a first-priority security interest in substantially all of the assets of SSE Holdings and the guarantors. The obligations under the Revolving Credit Facility are guaranteed by each of SSE Holdings' direct and indirect subsidiaries, with certain exceptions.

The Revolving Credit Facility requires us to comply with maximum net lease adjusted leverage and minimum fixed charge coverage ratios, as well as other customary affirmative and negative covenants. As of December 31, 2025, we were in compliance with all covenants.

Contractual Obligations

Material contractual obligations arising in the normal course of business primarily consist of operating and finance lease obligations, long-term debt, liabilities under the Tax Receivable Agreement and purchase obligations. The timing and nature of these commitments are expected to have an impact on our liquidity and capital requirements in future periods. Refer to Note 8, Debt and Note 9, Leases, in the accompanying Consolidated Financial Statements included in Part II, Item 8 for additional information relating to our long-term debt and operating and financing leases.

Liabilities under the Tax Receivable Agreement include amounts to be paid to the non-controlling interest holders, assuming we will have sufficient taxable income over the term of the Tax Receivable Agreement to utilize the related tax benefits. Refer to Note 14, Income Taxes, and Note 17, Commitments and Contingencies, in the accompanying Consolidated Financial Statements included in Part II, Item 8, for additional information relating to our Tax Receivable Agreement and related liabilities.

Purchase obligations include all legally binding contracts, including commitments for the purchase, construction or remodeling of real estate and facilities, firm minimum commitments for inventory purchases, equipment purchases, marketing-related contracts, software acquisition/license commitments and service contracts. The majority of our purchase obligations are due within the next 12 months. The Company also enters into long-term, exclusive contracts with certain vendors to supply food, beverages and paper goods, obligating the Company to purchase specified quantities.

OFF-BALANCE SHEET ARRANGEMENTS

Except for operating leases entered into in the normal course of business where we have not yet taken physical possession of the leased property, certain letters of credit entered into and the unrecorded contractual obligations set forth above, we did not have any other off-balance sheet arrangements as of December 31, 2025.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and disclose contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

The critical accounting estimates described below are those that materially affect or have the greatest potential impact on our Consolidated Financial Statements, and involve difficult, subjective, or complex judgments made by management. Due to the uncertainty inherent in these matters, actual results may differ from those estimates we use in applying our critical accounting estimates. The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Valuation of Long-Lived Assets

We assess potential impairments to our long-lived assets, which includes property and equipment and operating and finance lease assets, at least annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability evaluation is first performed at the market service area level ("MSA"). If the carrying value of the MSA exceeds its estimated undiscounted future cash flows, a secondary recoverability test is performed for all individual Shacks within the identified MSA. An impairment charge is recognized when the carrying amount of the asset exceeds the fair value of the asset, considering external market participant assumptions, and is allocated across all assets of the impaired Shack. Significant judgment is involved in determining the assumptions used in estimating future cash flows, including projected sales growth, operating margins, economic conditions and changes in the operating environment. Changes in these assumptions could have a significant impact on the recoverability of the asset and may result in additional impairment charges.

During fiscal 2025, the Company closed one Shack due to a change in ownership of the property and subsequent termination of the lease by the landlord, which resulted in a non-cash impairment charge of $1,179. Additionally, the Company recognized a non-cash impairment charge of $170 related to the nine Shack closures in fiscal 2024.

During fiscal 2024, the Company recognized a non-cash impairment charge of $27,633 related to the closure of nine underperforming Company-operated Shacks in California, Ohio and Texas. No impairment charges were recognized during fiscal 2023. Refer to Note 4, Fair Value Measurements, for additional information.

Leases

We currently lease all of our Company-operated Shacks, the Shack Support Centers, and certain equipment under various lease agreements. Determining the probable term for each lease requires judgment by management and can impact the classification and accounting for a lease as financing or operating, as well as the period for straight-lined rent expense and the depreciation period for lease hold improvements.

We calculate operating lease right-of-use assets and lease liabilities as the present value of fixed lease payments over the reasonably certain lease term beginning at the commencement date. We use an incremental borrowing rate ("IBR") in determining the present value of future lease payments as there are no explicit rates provided in the leases. The IBR is an estimate based on several factors, including financial market conditions, comparable company and credit analysis as well as management judgment. If the IBR was changed, our operating lease right-of-use assets and lease liabilities could differ materially.

Income Taxes

We compute income taxes using the asset and liability method for accounting for income taxes, as prescribed by GAAP on income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events included in the Consolidated Financial Statements. These tax amounts are determined by the differences between the financial statement and tax bases of assets and liabilities and are measured using the tax rates that are enacted and applicable for the year when the differences are expected to reverse. Any impact from changes in tax rates or laws on deferred tax assets and liabilities is reflected in income in the period during which the change in tax law is enacted.

We account for uncertain tax positions based on management's judgment regarding the likelihood of a tax benefit being upheld if examined by tax authorities. Management evaluates whether a tax position is more likely than not to be sustained by tax authorities, considering any related appeals or litigation, based on the technical merits of the position. Since determining the likelihood of a tax benefit's sustainability involves significant assumptions, actual outcomes may vary from our estimates, depending on different assumptions or conditions. Any interest and penalties associated with uncertain tax positions are included in Income tax expense (benefit) in the accompanying Consolidated Statements of Income.

A valuation allowance is established for deferred tax assets if it is more likely than not that they will not be realized. In evaluating whether a valuation allowance is needed, we consider all relevant evidence, including past performance, recent cumulative losses, projections of future taxable income, and the viability of tax planning strategies.

Liabilities Under Tax Receivable Agreement

As detailed in Note 14 of the Consolidated Financial Statements included in Item 8, we are party to a Tax Receivable Agreement ("TRA") under which we are obliged to pay non-controlling interest holders 85% of any tax benefits we realize, or are deemed to realize, as a result of specific transactions. Amounts payable under the TRA are contingent upon, among other things, (i) generation of future taxable income over the term of the TRA and (ii) future changes in tax laws. If we do not generate sufficient taxable income in the aggregate over the term of the TRA to utilize the tax benefits, then we are not required to make the related TRA payments. Therefore, we would only recognize a liability for TRA payments if we determine it is probable that we will generate sufficient future taxable income over the term of the TRA to utilize the related tax benefits.

As of December 31, 2025 and December 25, 2024, respectively, we recognized $246.8 million and $247.7 million of liabilities relating to our obligations under the TRA, after concluding that it was probable that we would have sufficient future taxable income to utilize the related tax benefits. There were no transactions subject to the TRA for which we did not recognize the related liability, as we concluded that we would have sufficient future taxable income to utilize all of the related tax benefits generated by all transactions that occurred in fiscal 2025. If we determine in the future that we will not be able to fully utilize all or part of the related tax benefits, we would derecognize the portion of the liability related the benefits not expected to be utilized.

Additionally, we estimate the TRA payments expected within the next 12 months and classify this portion as current on our Consolidated Balance Sheets. This classification is based on our estimate of taxable income for the upcoming fiscal year. If our estimate differs from actual results, we may need to reclassify portions of the TRA liability between current and non-current.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

COMMODITY PRICE RISKS

We are exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials, are commodities or are affected by the price of other commodities. Factors that affect the price of commodities are generally outside of our control and include foreign and domestic supply and demand, inflation, weather, seasonality, and foreign currency exchange rates. For the majority of our major ingredients we enter into supply contracts, obligating us to purchase specified quantities. However, the prices associated with these supply contracts are generally not fixed and are typically pegged to a commodity market price and, therefore, fluctuate with the market. Significant increases in the price of commodities could have a material impact on our operating results to the extent that such increases cannot be offset by menu price increases or other operating efficiencies.

FOREIGN CURRENCY EXCHANGE RISK

We are exposed to foreign exchange risk in the sales at our international licensed Shacks that are denominated in their local currencies and the amount of Licensing revenue we earn is directly affected by fluctuations in currency exchange rates. Our international office in Hong Kong incurs a small portion of our operational expenses in its local currency, which are subject to foreign currency translation risk.

Income from operations would have decreased or increased by approximately $3.8 million and $3.3 million in fiscal 2025 and fiscal 2024, respectively, if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar, holding other variables constant, including sales volume. The effect of a uniform movement of all currencies by 10% is provided to illustrate a hypothetical scenario and related effect on operating income. Actual results will differ as foreign currencies may move in uniform or different directions, magnitudes, and timing.

INTEREST RATE RISK

We are exposed to interest rate risk through fluctuations in interest rates on certain debt obligations. Our Revolving Credit Facility carries interest at a floating rate. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of December 31, 2025, we had no outstanding borrowings under the Revolving Credit Facility.

We are also exposed to interest rate risk through fluctuations of interest rates on our cash and cash equivalent balances. Our cash and cash equivalents consist primarily of money market funds and short-term, highly liquid investments that have original maturities of three months or less. Changes in interest rates affect the interest income we earn, and therefore impact our cash flows and results of operations.

INFLATION

Inflation has an impact on food, paper, construction, utility, labor, rent, and other costs which materially impact operations. Severe increases in inflation could have an adverse impact on our business, financial condition, and results of operations. If several of the various costs in our business experience inflation at the same time, we may not be able to adjust prices to sufficiently offset the effect of the various cost increases without negatively impacting consumer demand.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Management's Annual Report on the Consolidated Financial Statements

Management is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements and related financial information. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and necessarily include certain amounts that are based on estimates and informed judgments. Our management also prepared the related financial information included in this Annual Report on Form 10-K and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

Ernst & Young LLP, our independent registered public accounting firm, has audited the Consolidated Financial Statements as of December 31, 2025, as stated in their report herein.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Prior to filing, management, including our Chief Executive Officer and Principal Financial Officer and Corporate Controller, assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on the results of our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report included in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect such controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Shake Shack Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shake Shack Inc. (the Company) as of December 31, 2025 and December 25, 2024, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and December 25, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of the valuation allowance against deferred tax assets

Description of the Matter

As discussed in Notes 2 and 14 of the consolidated financial statements, a valuation allowance is recognized if the Company determines it is more likely than not that all or a portion of a deferred tax asset will not be recognized. In making such determination, the Company considers all available evidence, including scheduled reversals of deferred tax liabilities, tax planning strategies and recent and forecasted results of operations. As of December 31, 2025, the Company is looking to its forecasted future U.S. taxable income to conclude that it is more likely than not that these deferred tax assets, except for certain local unincorporated business tax credits and state loss carryforwards, will be fully realized prior to their expiration. As of December 31, 2025, the Company had a net deferred tax asset balance for U.S. income taxes of $322.4 million, for which a valuation allowance of $1.0 million was provided.

Auditing management's analysis of the realizability of these U.S. deferred tax assets is highly judgmental because it requires the evaluation of positive and negative evidence to support the position that the Company will generate sufficient future U.S. taxable income to realize the deferred tax assets as tax deductions on future income tax returns. The Company's forecasted financial information, which is inherently subjective, is a significant component of management's analysis.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's evaluation of deferred tax asset realizability. In addition, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's financial forecasting process. Such controls include management's review of forecasted pretax income, including significant assumptions such as projected Shack openings, operating margins, and operating costs, among others.

In our testing of management's assessment of deferred tax asset realizability as described above, we performed audit procedures that included, among others, evaluating the conclusions reached by the Company regarding the realizability of deferred tax assets, which involved performing procedures over (i) the scheduled reversal of deferred taxes and (ii) forecasted financial information. In order to test management's financial forecasts, we assessed the historical accuracy of management's forecasts and compared the significant assumptions used to current industry and economic trends and changes to the Company's operations. In addition, we performed sensitivity analyses to evaluate the impact of changes in assumptions to future taxable income and ultimately, realizability of deferred tax assets.

Measurement of the Tax Receivable Agreement liability

Description of the Matter

As discussed in Note 14 of the consolidated financial statements, the Company has a Tax Receivable Agreement ("TRA") with certain current and historical holders of LLC interests, which is a contractual commitment to distribute 85% of any tax benefits ("TRA Payment"), realized or deemed to be realized by the Company to the parties to the TRA. The TRA payments are contingent upon, among other things, the generation of future taxable income over the term of the TRA. As of December 31, 2025, the Company's liability due to the holders of LLC interests under the TRA ("TRA liability"), was $246.8 million.

Auditing management's accounting for the TRA liability is highly judgmental because it requires the evaluation of the Company's future qualified taxable income, which is inherently subjective, over the term of the TRA as a basis to determine if the related tax benefits are expected to be realized.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's financial forecasting process. Such controls include management's review of forecasted pretax income, including significant assumptions such as projected Shack openings, operating margins, and operating costs, among others.

To test the Company's position that there is sufficient future taxable income to realize the tax benefits payable under the TRA, we evaluated the assumptions used by management to develop the projections of future taxable income. We assessed the historical accuracy of management's forecasts and compared the significant assumptions used to current industry and economic trends and changes to the Company's operations. In addition, we performed sensitivity analyses to evaluate the impact of changes in assumptions to future taxable income.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2014.

New York, New York
February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Shake Shack Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Shake Shack Inc.'s (the Company's) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and December 25, 2024, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements") and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York
February 26, 2026

SHAKE SHACK INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31 2025	December 25 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 360,123	$ 320,714
Accounts receivable, net	32,962	19,687
Inventories	7,182	6,014
Prepaid expenses and other current assets	30,080	21,801
Total current assets	430,347	368,216
Property and equipment, net of accumulated depreciation of $551,004 and $457,186, respectively.	625,851	551,600
Operating lease assets	507,253	424,611
Deferred income taxes, net	322,385	341,586
Other assets	10,373	10,958
TOTAL ASSETS	$ 1,896,209	$ 1,696,971
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 24,747	$ 23,609
Accrued expenses	103,354	63,005
Accrued wages and related liabilities	25,481	25,422
Operating lease liabilities, current	63,553	55,739
Other current liabilities	27,783	19,538
Total current liabilities	244,918	187,313
Long-term debt	247,731	246,683
Long-term operating lease liabilities	575,138	494,499
Liabilities under tax receivable agreement, net of current portion	244,463	247,017
Other long-term liabilities	30,210	27,833
Total liabilities	1,342,460	1,203,345
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, no par value—10,000,000 shares authorized; none issued and outstanding as of December 31, 2025 and December 25, 2024.	—	—
Class A common stock, $0.001 par value—200,000,000 shares authorized; 40,254,281 and 40,068,068 shares issued and outstanding as of December 31, 2025 and December 25, 2024, respectively.	40	40
Class B common stock, $0.001 par value—35,000,000 shares authorized; 2,434,789 and 2,455,713 shares issued and outstanding as of December 31, 2025 and December 25, 2024, respectively.	2	2
Additional paid-in capital	452,577	442,993
Retained earnings	72,709	26,984
Accumulated other comprehensive loss	(1)	(1)
Total stockholders' equity attributable to Shake Shack Inc.	525,327	470,018
Non-controlling interests	28,422	23,608
Total equity	553,749	493,626
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,896,209	$ 1,696,971

See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

		Fiscal Year Ended	
	December 31 2025	December 25 2024	December 27 2023
Shack sales	$ 1,391,166	$ 1,207,561	$ 1,046,819
Licensing revenue	54,140	45,047	40,714
TOTAL REVENUE	1,445,306	1,252,608	1,087,533
Shack-level operating expenses:			
Food and paper costs	396,714	339,940	305,041
Labor and related expenses	360,693	338,750	304,254
Other operating expenses	212,677	178,381	149,449
Occupancy and related expenses	106,632	93,069	79,846
General and administrative expenses	176,233	149,047	129,542
Depreciation and amortization expense	106,600	102,468	91,242
Pre-opening costs	18,001	15,547	19,231
Impairments, loss on disposal of assets, and Shack closures	5,248	32,368	3,007
TOTAL EXPENSES	1,382,798	1,249,570	1,081,612
INCOME FROM OPERATIONS	62,508	3,038	5,921
Other income, net	12,260	13,251	12,776
Interest expense	(2,159)	(2,045)	(1,717)
INCOME BEFORE INCOME TAXES	72,609	14,244	16,980
Income tax expense (benefit)	22,903	3,424	(4,010)
NET INCOME	49,706	10,820	20,990
Less: Net income attributable to non-controlling interests	3,981	613	726
NET INCOME ATTRIBUTABLE TO SHAKE SHACK INC.	$ 45,725	$ 10,207	$ 20,264
Earnings per share of Class A common stock:			
Basic	$ 1.14	$ 0.26	$ 0.51
Diluted	$ 1.09	$ 0.24	$ 0.48
Weighted average shares of Class A common stock outstanding:			
Basic	40,212	39,830	39,419
Diluted	41,847	44,203	43,899

See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

		Fiscal Year Ended	
	December 31 2025	December 25 2024	December 27 2023
Net income	$ 49,706	$ 10,820	$ 20,990
Other comprehensive income (loss), net of tax[1]:			
Change in foreign currency translation adjustment	—	2	(3)
OTHER COMPREHENSIVE INCOME (LOSS)	—	2	(3)
COMPREHENSIVE INCOME	49,706	10,822	20,987
Less: Comprehensive income attributable to non-controlling interests	3,981	613	726
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAKE SHACK INC.	$ 45,725	$ 10,209	$ 20,261

(1) Net of tax benefit of $0 for fiscal years ended December 31, 2025, December 25, 2024 and December 27, 2023.

See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount					
BALANCE DECEMBER 28, 2022	39,284,998	$ 39	2,869,513	$ 3	$ 415,649	$ (3,487)	$ —	$ 24,632	$ 436,836
Net income	—	—	—	—	—	20,264	—	726	20,990
Other comprehensive loss:									
Net change in foreign currency translation adjustment	—	—	—	—	—	—	(3)	—	(3)
Equity-based compensation	—	—	—	—	15,174	—	—	—	15,174
Activity under stock compensation plan	154,317	—	—	—	(3,271)	—	—	1,022	(2,249)
Redemption of LLC interests	35,000	—	(35,000)	—	265	—	—	(265)	—
Establishment of liabilities under tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	(1,216)	—	—	—	(1,216)
Distributions paid to non-controlling interest holders	—	—	—	—	—	—	—	(162)	(162)
BALANCE DECEMBER 27, 2023	39,474,315	39	2,834,513	3	426,601	16,777	(3)	25,953	469,370
Net income	—	—	—	—	—	10,207	—	613	10,820
Other comprehensive income:									
Net change in foreign currency translation adjustment	—	—	—	—	—	—	2	—	2
Equity-based compensation	—	—	—	—	16,286	—	—	—	16,286
Activity under stock compensation plan	214,953	1	—	—	(5,614)	—	—	1,040	(4,573)
Redemption of LLC interests	378,800	—	(378,800)	(1)	3,517	—	—	(3,516)	—
Establishment of liabilities under tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	2,203	—	—	—	2,203
Distributions paid to non-controlling interest holders	—	—	—	—	—	—	—	(482)	(482)
BALANCE DECEMBER 25, 2024	40,068,068	40	2,455,713	2	442,993	26,984	(1)	23,608	493,626
Net income	—	—	—	—	—	45,725	—	3,981	49,706
Equity-based compensation	—	—	—	—	19,953	—	—	—	19,953
Activity under stock compensation plan	165,289	—	—	—	(12,101)	—	—	2,404	(9,697)
Redemption of LLC interests	20,924	—	(20,924)	—	(271)	—	—	271	—
Establishment of liabilities under tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	2,003	—	—	—	2,003
Distributions paid to non-controlling interest holders	—	—	—	—	—	—	—	(1,842)	(1,842)
BALANCE DECEMBER 31, 2025	40,254,281	40	2,434,789	2	$ 452,577	$ 72,709	(1)	$ 28,422	$ 553,749

See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Fiscal Year Ended	
	December 31 2025	December 25 2024	December 27 2023
OPERATING ACTIVITIES			
Net income (including amounts attributable to non-controlling interests)	$ 49,706	$ 10,820	$ 20,990
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	106,600	102,468	91,242
Amortization of debt issuance costs	1,048	1,047	1,047
Amortization of cloud computing assets	2,188	2,138	1,798
Non-cash operating lease cost	88,849	77,432	67,781
Equity-based compensation	19,503	15,915	14,888
Deferred income taxes	16,616	(1,054)	(9,074)
Non-cash interest	45	(102)	116
Gain on sale of equity securities	—	—	(81)
Net amortization of discount on held-to-maturity securities	—	(440)	(1,620)
Impairments, loss on disposal of assets, and Shack closures	5,248	32,368	3,007
Changes in operating assets and liabilities:			
Accounts receivable	(9,546)	(2,839)	(2,970)
Inventories	(1,168)	(610)	(1,220)
Prepaid expenses and other current assets	(3,115)	(2,629)	(2,253)
Other assets	(5,959)	(2,896)	(6,307)
Accounts payable	(1,527)	3,356	687
Accrued expenses	29,902	6,644	9,513
Accrued wages and related liabilities	59	4,477	3,328
Other current liabilities	3,436	(712)	(2,809)
Operating lease liabilities	(82,683)	(77,167)	(58,216)
Other long-term liabilities	3,153	2,939	2,292
NET CASH PROVIDED BY OPERATING ACTIVITIES	**222,355**	**171,155**	**132,139**
INVESTING ACTIVITIES			
Purchases of property and equipment	(165,849)	(135,499)	(146,167)
Purchases of held-to-maturity securities	—	—	(94,019)
Maturities of held-to-maturity marketable securities	—	69,420	27,078
Purchases of equity securities	—	—	(690)
Sales of equity securities	—	—	81,478
NET CASH USED IN INVESTING ACTIVITIES	**(165,849)**	**(66,079)**	**(132,320)**
FINANCING ACTIVITIES			
Payments on principal of finance leases	(5,511)	(3,964)	(3,272)
Deferred financing costs	(10)	—	—
Distributions paid to non-controlling interest holders	(1,842)	(482)	(162)
Payments under tax receivable agreement	(37)	—	—
Net proceeds from stock option exercises	123	1,627	744
Employee withholding taxes related to net settled equity awards	(9,820)	(6,198)	(2,994)
NET CASH USED IN FINANCING ACTIVITIES	**(17,097)**	**(9,017)**	**(5,684)**
Effect of exchange rate changes on cash and cash equivalents	—	2	(3)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**39,409**	**96,061**	**(5,868)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**320,714**	**224,653**	**230,521**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 360,123**	**$ 320,714**	**$ 224,653**

See accompanying Notes to Consolidated Financial Statements.

		Page
Note 1	Nature of Operations	78
Note 2	Summary of Significant Accounting Policies	78
Note 3	Revenue	83
Note 4	Fair Value Measurements	84
Note 5	Accounts Receivable	85
Note 6	Property and Equipment	85
Note 7	Supplemental Balance Sheet Information	86
Note 8	Debt	86
Note 9	Leases	88
Note 10	Employee Benefit Plans	90
Note 11	Stockholders' Equity	90
Note 12	Non-Controlling Interests	90
Note 13	Equity-Based Compensation	92
Note 14	Income Taxes	94
Note 15	Earnings Per Share	99
Note 16	Supplemental Cash Flow Information	100
Note 17	Commitments and Contingencies	100
Note 18	Related Party Transactions	101
Note 19	Segment Reporting	102
Note 20	Geographic Information	103

NOTE 1: NATURE OF OPERATIONS

Shake Shack Inc. was formed on September 23, 2014 as a Delaware corporation for the purpose of facilitating an initial public offering and other related transactions in order to carry on the business of SSE Holdings, LLC and its subsidiaries ("SSE Holdings"). Shake Shack Inc. is the sole managing member of SSE Holdings and, as sole managing member, the Company operates and controls all of the business and affairs of SSE Holdings. As a result, the Company consolidates the financial results of SSE Holdings and reports a non-controlling interest representing the economic interest in SSE Holdings held by the other members of SSE Holdings. As of December 31, 2025 the Company owned 94.3% of SSE Holdings. Unless the context otherwise requires, "we," "us," "our," "Shake Shack," the "Company" and other similar references, refer to Shake Shack Inc. and, unless otherwise stated, all of its subsidiaries, including SSE Holdings.

The Company operates and licenses Shake Shack restaurants ("Shacks"), which serve burgers, chicken, hot dogs, crinkle cut fries, shakes, frozen custard, beer, wine and more. As of December 31, 2025, there were 659 Shacks in operation, system wide, of which 373 were Company-operated Shacks and 286 were licensed Shacks.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Shake Shack Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

SSE Holdings is considered a variable interest entity. Shake Shack Inc. is the primary beneficiary as the Company has the majority economic interest in SSE Holdings and, as the sole managing member, has decision making authority that significantly affects the economic performance of the entity, while the limited partners have no substantive kick-out or participating rights. As a result, the Company consolidates SSE Holdings. The assets and liabilities of SSE Holdings represent substantially all of the Company's consolidated assets and liabilities with the exception of certain deferred taxes and liabilities under the Tax Receivable Agreement. As of December 31, 2025 and December 25, 2024, the net assets of SSE Holdings were $500,732 and $413,793, respectively. The assets of SSE Holdings are subject to certain restrictions in SSE Holdings' revolving credit agreement. Refer to Note 8, Debt, and Note 14, Income Taxes, for additional information.

Fiscal Year

The Company operates on a 52/53 week fiscal year ending on the last Wednesday of December. Fiscal 2025 contained 53 weeks and ended on December 31, 2025 ("fiscal 2025"). Fiscal 2024 contained 52 weeks and ended on December 25, 2024 ("fiscal 2024"). Fiscal 2023 contained 52 weeks and ended on December 27, 2023 ("fiscal 2023"). Unless otherwise stated, references to years in this report relate to fiscal years.

Use of Estimates

The preparation of these Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Assets and liabilities are categorized based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy as set forth below.

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

- Level 3 — Inputs that are both unobservable and significant to the overall fair value measurements reflecting an entity's estimates of assumptions that market participants would use in pricing the asset or liability.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on hand, deposits with banks, money market funds and short-term, highly liquid investments that have original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value.

Marketable Securities

In fiscal 2023 and 2024, the Company had marketable securities classified as held-to-maturity securities, which consisted of U.S. Treasuries for which the Company had the ability and intent to hold to maturity and were reported at amortized cost, net of a valuation allowance for credit losses. As of December 31, 2025 and December 25, 2024, the Company did not have any investments in marketable securities. Interest income and the amortization of discounts and premiums are recorded in Other income, net on the Consolidated Statements of Income.

Accounts Receivable, Net

Accounts receivable, net consist primarily of receivables from our licensees for licensing revenue and related reimbursements, credit card receivables and vendor rebates. The collectability of accounts receivable is evaluated based on a variety of factors, including historical experience, current economic conditions and other factors.

Inventories

Inventories, which primarily consist of food, paper goods, beverages, and retail merchandise, are valued at the lower of weighted average cost or net realizable value. No adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and high utilization of inventory.

Property and Equipment, Net

Property and equipment, net is stated at historical cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which generally range from five to seven years for equipment, furniture and fixtures, and two to five years for computer equipment and software. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease terms.

Costs incurred when constructing Shacks are capitalized. The cost of repairs and maintenance are expensed when incurred. Costs for refurbishments and improvements that significantly increase the productive capacity or extend the useful life of the assets are capitalized. When assets are disposed, the resulting gain or loss is recognized in Impairments, loss on disposal of assets, and Shack closures on the Consolidated Statements of Income.

Valuation of Long-lived Assets

The Company assesses potential impairments to its long-lived assets, which include property and equipment and operating and finance lease right-of-use assets, whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability evaluation is first performed at the market service area level ("MSA"). If the carrying value of the MSA exceeds its estimated undiscounted future cash flows, a secondary recoverability test is performed for all individual Shacks within the identified MSA. An impairment charge is recognized when the carrying amount of the asset exceeds the fair value of the asset, considering external market participant assumptions, and is allocated across all assets of the impaired Shack. Since the determination of future cash flows is an estimate of future performance, there may be future impairments in the event that future cash flows do not meet expectations. Refer to Note 4, Fair Value Measurements, for additional information.

Deferred Financing Costs

Deferred financing costs incurred in connection with the issuance of long-term debt and establishing credit facilities are capitalized and amortized in Interest expense on the Consolidated Statements of Income based on the related debt agreements. Deferred financing costs are included in Other assets on the Consolidated Balance Sheets.

Other Assets

Other assets consist primarily of capitalized implementation costs from cloud computing arrangements, certain custom pre-ordered furniture, fixtures and equipment for future and existing Shacks, transferable liquor licenses, and security deposits.

Implementation costs associated with cloud computing arrangements hosted by third-party vendors are capitalized when incurred during the application development phase. Amortization is calculated on a straight-line basis over the contractual term of the cloud computing arrangement and is recorded within General and administrative expenses on the Consolidated Statements of Income. As of December 31, 2025 and December 25, 2024, capitalized implementation costs from cloud computing arrangements totaled $2,376 and $4,051, respectively, net of accumulated amortization.

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets. Annual liquor license renewal fees, for both types of licenses, are expensed over the renewal term. As of December 31, 2025 and December 25, 2024, indefinite-lived intangible assets relating to transferable liquor licenses totaled $2,038. Indefinite-lived intangible assets are evaluated for impairment at least annually during the fourth quarter, and whenever events or circumstances indicate that an impairment may exist. When evaluating intangible assets for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that an intangible asset group is impaired. If determined that it is more likely than not that the carrying value of the intangible asset group exceeds its fair value, the Company performs a quantitative assessment to derive the fair value of the intangible asset group. If the carrying value of the intangible asset group exceeds the estimated fair value, an impairment charge is recorded to reduce the carrying value to the estimated fair value. In addition, the Company continuously monitors and may revise the useful lives of intangible assets when facts and circumstances change.

Revenue Recognition

Shack Sales

Revenue from Shack sales is recognized when payment is tendered at the point of sale, net of discounts, as the performance obligation has been satisfied at that time. Sales tax collected from guests is excluded from Shack sales and the obligation is included in Other current liabilities on the Consolidated Balance Sheets until the taxes are remitted to the appropriate taxing authorities.

Delivery services are fulfilled by third-party delivery partners whether ordered through the Shack app, website (collectively, "Company-owned platforms") or through third-party delivery platforms. Revenue from orders through Company-owned platforms includes delivery fees and is recognized when the delivery partner transfers the order to the guest as the Company controls the delivery. For these sales, the Company receives payment directly from the guest at the time of sale. Revenue from orders through third-party delivery platforms is recognized when the order is transferred to the third-party delivery partner and excludes delivery fees collected by the delivery partner as the Company does not control the delivery. The Company receives payment from the delivery partner subsequent to the transfer of the order and the payment terms are short-term in nature. For all delivery sales, the Company is considered the principal and recognizes revenue on a gross basis.

The Company sells gift cards which do not have expiration dates. Revenue from gift cards is recognized when gift cards are redeemed by the guest or, in the event a gift card is not expected to be redeemed, in proportion to actual redemptions of gift cards ("gift card breakage"). The gift card breakage rate is determined from historical gift card redemption patterns. Gift card breakage income for fiscal 2025, 2024, and 2023 was $525, $413 and $327, respectively. Gift card breakage income is included in Shack sales on the Consolidated Statements of Income.

Licensing Revenue

Licensing revenue includes initial territory fees, Shack opening fees, termination fees and ongoing sales-based royalty fees from licensed Shacks. Generally, the licenses granted to develop, open and operate each Shack in a specified territory are the predominant good or service transferred to the licensee and represent distinct performance obligations. Ancillary promised services, such as training and assistance during the initial opening of a Shack, are typically combined with the license and considered one performance obligation per Shack.

The Company determines the transaction price for each contract, which requires judgment as the transaction price is comprised of the initial territory fee and an estimate of the total Shack opening fees based on the estimated number of Shacks the Company expects the licensee to open. The transaction price is then allocated equally to each Shack expected to open. The performance obligation is satisfied over time, starting when a Shack opens through the end of the license term for the related Shack, therefore revenue is recognized on a straight-line basis over the license term.

Generally, payment for the initial territory fee is received upon execution of the license agreement and payment for the Shack opening fees is received either in advance of or upon opening the related Shack. These payments are initially deferred and recognized in revenue as the performance obligations are satisfied. Revenue from sales-based royalties is recognized as the related sales occur.

Equity-based Compensation

Equity-based compensation expense is measured based on the grant-date fair value of the awards. For awards with graded-vesting features and a combination of service and performance conditions, compensation expense is recognized using a graded-vesting attribution method over the vesting period. For awards with cliff vesting features and a combination of service and performance conditions, compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award based on the most probable outcome of the performance conditions. For awards that contain a market condition, a Monte Carlo simulation valuation model is used to calculate the grant-date fair value. The assumptions used in the valuation include expected term, volatility, risk-free interest rate, and closing price as of the valuation date. Compensation expense for awards containing a market condition is recognized ratably over the performance period regardless of whether the market condition and requisite service period are met. Actual distributed shares are calculated upon conclusion of the service and performance periods. Forfeitures are recognized as they occur for all equity awards. Equity-based compensation expense is included in General and administrative expenses and Labor and related expenses on the Consolidated Statements of Income.

Advertising

Most advertising costs are expensed as incurred, with the exception of advertising production costs, which are expensed at the time the advertising first takes place. Advertising costs totaled $34,138, $22,169 and $12,437 in fiscal 2025, fiscal 2024 and fiscal 2023, respectively, and are included in General and administrative expense and Other operating expenses on the Consolidated Statements of Income.

Leases

Shake Shack currently leases all of its Company-operated Shacks, Shack Support Centers and certain equipment under various non-cancelable lease agreements that expire on various dates through 2045. The Company evaluates contracts entered into to determine whether the contract involves the use of property or equipment, which is either explicitly or implicitly identified in the contract. The Company evaluates whether it controls the use of the asset, which is determined by assessing whether substantially all economic benefit from the use of the asset is obtained, and whether the Company has the right to direct the use of the asset. If these criteria are met, the Company has identified a lease, within the contract, and therefore a right-of-use asset and lease liability are recorded on the Consolidated Balance Sheets. Upon possession of a leased asset, the Company determines whether the lease is an operating or finance lease. All of the Company's real estate leases are classified as operating leases and most equipment leases are classified as finance leases.

Generally, real estate leases have initial terms ranging from ten to fifteen years and typically include two five-year renewal options. Renewal options are generally not recognized as part of the right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that the Company would exercise the renewal options. Real estate leases typically contain fixed minimum rent payments and/or contingent rent payments which are based upon sales in excess of specified thresholds. When the achievement of such sales thresholds are deemed to be probable, contingent rent is accrued in proportion to the sales recognized during the period.

For operating leases, fixed lease payments are recognized as operating lease costs on a straight-line basis over the lease term and are included in specific line items on the Consolidated Statements of Income. Lease expense incurred before a Shack opens is recorded in Pre-opening costs. Once a Company-operated Shack opens, the straight-line lease expense and contingent rent, if applicable, are included in Occupancy and related expenses. Many of these leases also require the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in Occupancy and related expenses. Finance leases are recognized in depreciation expense on a straight-line basis over the remaining lease term, along with recognition of interest expense associated with accretion of the lease liabilities.

For both operating and finance leases that contain lease and non-lease components, the components are combined and accounted for as a single lease component. Variable lease costs for both operating and finance leases, if any, are recognized as incurred. Leases with a term of 12 months or less are deemed short-term and are not recognized on the Consolidated Balance Sheets. Fixed lease payments for short-term leases are recognized on a straight-line basis over the lease term on the Consolidated Statements of Income.

The Company calculates operating lease right-of-use assets and lease liabilities as the present value of fixed lease payments over the reasonably certain lease term beginning at the commencement date. The Company uses its incremental borrowing rate ("IBR") in determining the present value of future lease payments as there are no explicit rates provided in the leases. The IBR used to measure the lease liability is derived from the average of the yield curves obtained from using the notching method and the recovery rate method. The most significant assumption in calculating the IBR is the Company's credit rating and is subject to judgment. The credit rating used to develop the IBR is determined by utilizing the credit ratings of other public companies with similar financial information as SSE Holdings.

The Company expends cash for leasehold improvements to build out and equip leased properties. Generally, a portion of the leasehold improvements and building costs are reimbursed by the landlords through landlord incentives pursuant to agreed-upon terms in the lease agreements. Landlord incentives usually take the form of cash, full or partial credits against future minimum or contingent rents otherwise payable by the Company, or a combination thereof. In most cases, landlord incentives are received after the Company takes possession of the property and as milestones are met during the construction of the property. The Company includes these amounts in the measurement of the initial operating lease liability and right-of-use asset.

Pre-opening Costs

Pre-opening costs are expensed as incurred and consist primarily of occupancy, manager and team member wages, cookware, travel and lodging costs for the opening training team and other supporting team members, marketing expenses, legal fees, and inventory costs incurred prior to the opening of a Company-operated Shack.

Income Taxes

Income taxes are accounted for pursuant to the asset and liability method which requires the recognition of deferred income tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying values and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in Income tax expense on the Consolidated Statements of Income in the period of enactment. A valuation allowance is recognized if the Company determines it is more likely than not that all or a portion of a deferred tax asset will not be recognized. In making such determination, the Company considers all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent and expected future results of operations.

Recently Adopted Accounting Pronouncements

The Company adopted the Accounting Standards Update ("ASU") summarized below in fiscal 2025.

ASU	Description	Date Adopted
Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09)	This ASU requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures.	December 31, 2025

Recently Issued Accounting Pronouncements

ASUs applicable to the Company that were recently issued are summarized below.

ASU	Description	Effective Date
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03)	This ASU requires that an entity disaggregate relevant expense captions presented on the face of the income statement into natural expense categories within the footnotes of the financial statements. In addition, a separate disclosure of selling expenses is required to be presented. The ASU is intended to allow stakeholders to better understand the components of an entity's expenses. Early adoption is permitted. The Company is evaluating the impact this standard will have on its Consolidated Financial Statements and related disclosures.	Fiscal years beginning after December 15, 2026

All other ASUs issued but not yet effective are not applicable or not expected to have a material impact on the Company's future Consolidated Financial Statements.

NOTE 3: REVENUE

Revenue Recognition

Revenue disaggregated by type was as follows:

	2025	2024	2023
Shack sales	$ 1,391,166	$ 1,207,561	$ 1,046,819
Licensing revenue:			
Sales-based royalties	51,532	43,487	39,853
Initial territory, opening, and termination fees	2,608	1,560	861
Total revenue	$ 1,445,306	$ 1,252,608	$ 1,087,533

The aggregate amount of the transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2025 was $27,308. The Company expects to recognize this amount as revenue over a long-term period, as the majority of license terms for each Shack range from ten to twenty years. This amount excludes any variable consideration related to sales-based royalties.

Contract Balances

Contract liabilities and receivables from contracts with customers were as follows:

	December 31 2025		December 25 2024
Shack sales receivables	$ 13,397	$	10,699
Licensing receivables, net of allowance for doubtful accounts	7,507		5,735
Gift card liability	3,711		2,584
Deferred revenue, current	1,928		1,666
Deferred revenue, long-term	19,154		17,060

Revenue recognized that was included in the respective liability balances at the beginning of the period was as follows:

	2025		2024
Gift card liability	$ 869	$	776
Deferred revenue	2,123		1,461

NOTE 4: FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The carrying values of the Company's Cash and cash equivalents, Accounts receivable, net, Accounts payable and Accrued expenses approximate fair value due to the short-term nature of these financial instruments. Refer to Note 8, Debt, for additional information relating to the fair value of the Company's outstanding debt instruments.

A summary of other income from marketable securities was as follows:

	2025		2024		2023
Income from marketable securities	$ —	$	640	$	2,885
Realized gain on sale of equity securities	—		—		81
Total	$ —	$	640	$	2,966

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis include long-lived assets, operating lease right-of-use assets and indefinite-lived intangible assets. The Company performs its impairment analysis at least annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.

During fiscal 2025, the Company closed one Shack due to a change in ownership of the property and subsequent termination of the lease by the landlord, which resulted in a non-cash impairment charge of $1,179 related to right-of-use assets, and property, plant and equipment. The Company also recorded a gain on lease termination partially offset by miscellaneous Shack closure expense which totaled $(87). Additionally in fiscal 2025, the Company recognized miscellaneous Shack closure expense of $1,687 and a non-cash impairment charge of $170 related to the nine Shack closures in fiscal 2024.

During fiscal 2024, the Company recognized a non-cash impairment charge of $27,633 and miscellaneous Shack closure expense of $1,715 related to the closure of nine underperforming Company-operated Shacks in California, Ohio and Texas. No impairment charges were recognized during fiscal 2023.

The fair values of assets were determined using an income-based approach and are classified as Level 3 within the fair value hierarchy. Significant inputs include projections of future cash flows, Shack sales, profitability, discount rates, and sublease income. These impairment charges were included in Impairments, loss on disposal of assets, and Shack closures on the Consolidated Statements of Income.

NOTE 5: ACCOUNTS RECEIVABLE, NET

The components of Accounts receivable, net were as follows:

	December 31 2025		December 25 2024	
Licensing receivables, net of allowance for doubtful accounts	$	7,507	$	5,735
Credit card receivables		7,143		5,856
Delivery receivables		5,187		4,225
Vendor rebates		5,175		796
Other receivables		7,950		3,075
Accounts receivable, net	$	32,962	$	19,687

NOTE 6: PROPERTY AND EQUIPMENT, NET

The components of Property and equipment, net were as follows:

	December 31 2025		December 25 2024	
Leasehold improvements	$	757,035	$	676,098
Equipment		136,900		116,561
Furniture and fixtures		38,233		34,057
Computer equipment and software		137,933		122,406
Financing equipment lease right-of-use assets		25,373		19,630
Construction in progress		81,381		40,034
Property and equipment, gross		1,176,855		1,008,786
Less: accumulated depreciation		(551,004)		(457,186)
Property and equipment, net	$	625,851	$	551,600

Depreciation expense was $106,574, $102,442 and $91,216 for fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

NOTE 7: SUPPLEMENTAL BALANCE SHEET INFORMATION

The components of Prepaid expenses and other current assets were as follows:

	December 31 2025		December 25 2024
Prepaid expenses	$ 11,162	$	8,196
Tenant allowance receivables	17,924		12,761
Other	994		844
Prepaid expenses and other current assets	$ 30,080	$	21,801

The components of Other current liabilities were as follows:

	December 31 2025		December 25 2024
Sales tax payable	$ 10,080	$	6,999
Current portion of financing equipment lease liabilities	5,959		4,086
Gift card liability	3,711		2,584
Other	8,033		5,869
Other current liabilities	$ 27,783	$	19,538

NOTE 8: DEBT

Convertible Notes

The Company's $250,000 aggregate principal amount of 0% Convertible Senior Notes due 2028 ("Convertible Notes") will mature on March 1, 2028, unless earlier converted, redeemed or repurchased in certain circumstances. Upon conversion, the Company pays or delivers, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election.

The Convertible Notes are convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding December 1, 2027, only under the following circumstances: (1) during any fiscal quarter commencing after the fiscal quarter ending on June 30, 2021 (and only during such fiscal quarter), if the last reported sale price of the Company's Class A common stock, par value $0.001 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price for the Convertible Notes on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price (as defined in the Indenture) per one thousand dollar principal amount of the Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate for the Convertible Notes on each such trading day; (3) if the Company calls such Convertible Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Convertible Notes called (or deemed called) for redemption; and (4) upon the occurrence of specified corporate events as set forth in the Indenture. On or after December 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Convertible Notes may convert all or any portion of their Convertible Notes at any time, regardless of the foregoing circumstances.

The Convertible Notes had an initial conversion rate of 5.8679 shares of Class A common stock per one thousand dollar principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $170.42 per share of Class A common stock. The fair value of the Convertible Notes was approximately $236,875 and $256,900, respectively, as of December 31, 2025 and December 25, 2024, based on external pricing data, including available quoted market prices of these instruments, and consideration of comparable debt instruments with similar interest rates and trading frequency, among other factors, and is classified as a Level 2 measurement within the fair value hierarchy.

On or after March 6, 2025, the Company may redeem for cash all or any portion of the Convertible Notes, at the Company's option, if the last reported sale price of Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. The Convertible Notes were not redeemable by the Company prior to March 6, 2025.

In addition, if Shake Shack undergoes a fundamental change (as defined in the indenture governing the Convertible Notes), subject to certain conditions, holders may require it to repurchase for cash all or any portion of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or if the Company delivers a notice of redemption in respect of some or all of the Convertible Notes, the Company will, in certain circumstances, increase the conversion rate of the Convertible Notes for a holder who elects to convert the Convertible Notes in connection with such a corporate event or convert the Convertible Notes called (or deemed called) for redemption during the related redemption period, as the case may be.

Contemporaneously with the issuance of the Convertible Notes, Shake Shack Inc. entered into an intercompany note with SSE Holdings ("Intercompany Note"). SSE Holdings promises to pay Shake Shack Inc., for value received, the principal amount with interest of the Intercompany Note in March 2028. Shake Shack Inc. will exercise its right to convert the Intercompany Note to maintain at all times a one-to-one ratio between the number of common units, directly or indirectly, held by Shake Shack Inc. and the aggregate number of outstanding shares of common stock.

	Classification		2025		2024		2023
Amortization expense on Convertible Notes	Interest expense	$	1,048	$	1,047	$	1,047

		December 31 2025		December 25 2024
Convertible Notes	$	250,000	$	250,000
Discount and debt issuance costs, net of amortization		(2,269)		(3,317)
Long-term debt	$	247,731	$	246,683

Revolving Credit Facility

The Company maintains a revolving credit facility agreement ("Revolving Credit Facility") which permits borrowings up to $50,000 with the ability to increase available borrowings up to an additional $100,000, subject to satisfaction of certain conditions.

In July 2025, the Company entered into the sixth amendment to the Revolving Credit Facility ("Sixth Amendment"), which, among other things, extends the maturity date until the earlier of (a) February 28, 2028, or (b) the date that is 91 days prior to the scheduled maturity date of any Convertible Notes outstanding at any time.

Outstanding borrowings under the Revolving Credit Facility bear interest at either: (i) the base rate plus applicable margin ranging from 0.0% to 1.5% or (ii) the Secured Overnight Financing Rate ("SOFR") plus applicable margin ranging from 1.0% to 2.5%, in each case dependent upon the net lease adjusted leverage ratio. As of December 31, 2025 and December 25, 2024, no amounts were outstanding under the Revolving Credit Facility.

The obligations under the Revolving Credit Facility are secured by a first-priority security interest in substantially all of the assets of SSE Holdings and the guarantors. The obligations under the Revolving Credit Facility are guaranteed by each of SSE Holdings' direct and indirect subsidiaries, with certain exceptions. The Revolving Credit Facility requires the Company to comply with maximum net lease adjusted leverage and minimum fixed charge coverage ratios, as well as other customary affirmative and negative covenants. As of December 31, 2025, the Company was in compliance with all covenants.

The Revolving Credit Facility also permits the issuance of letters of credit upon our request of up to $15,000. As of December 31, 2025 and December 25, 2024, the Company had outstanding letters of credit of $4,839 and $3,894, respectively, in connection with the Revolving Credit Facility.

	Classification	2025	2024	2023
Interest expense on Revolving Credit Facility	Interest expense	$ 61	$ 67	$ 74

	Classification	December 31 2025	December 25 2024
Unamortized deferred financing costs on Revolving Credit Facility	Other assets	$ 19	$ 23

NOTE 9: LEASES

A summary of operating and finance right-of-use assets and lease liabilities were as follows:

	Classification	December 31 2025	December 25 2024
Operating leases	Operating lease assets	$ 507,253	$ 424,611
Finance leases	Property and equipment, net	15,056	12,225
Total right-of-use assets		$ 522,309	$ 436,836
Operating leases:			
	Operating lease liabilities, current	$ 63,553	$ 55,739
	Long-term operating lease liabilities	575,138	494,499
Finance leases:			
	Other current liabilities	5,959	4,086
	Other long-term liabilities	9,745	8,616
Total lease liabilities		$ 654,395	$ 562,940

The components of lease expense were as follows:

	Classification	2025	2024	2023
Operating lease cost	Occupancy and related expenses Pre-opening costs General and administrative expenses	$ 88,849	$ 77,432	$ 67,781
Finance lease cost:				
Amortization of right-of-use assets	Depreciation and amortization expense	5,721	4,181	3,324
Interest on lease liabilities	Interest expense	920	770	476
Variable lease cost	Occupancy and related expenses Pre-opening costs General and administrative expenses	25,128	21,694	18,305
Short-term lease cost	Occupancy and related expenses	665	840	938
Total lease cost		$ 121,283	$ 104,917	$ 90,824

As of December 31, 2025, future minimum lease payments for operating and finance leases consisted of the following:

	Operating Leases	Finance Leases
2026[1]	$ 82,229	$ 6,674
2027	106,097	6,086
2028	103,001	3,308
2029	95,959	500
2030	83,522	284
Thereafter	349,842	96
Total minimum payments	820,650	16,948
Less: imputed interest	199,883	1,245
Total lease liabilities	$ 620,767	$ 15,703

(1) Operating leases are net of certain tenant allowance receivables that were reclassified to Other current assets as of December 31, 2025.

As of December 31, 2025, the Company had additional operating lease commitments of $222,129 for non-cancelable leases without a possession date, which commence in 2026 or later. The terms of these lease commitments are materially consistent with leases recognized on the Consolidated Balance Sheets.

A summary of lease terms and discount rates for operating and finance leases were as follows:

	December 31 2025	December 25 2024
Weighted average remaining lease term (years):		
Operating leases	8.6	8.7
Finance leases	2.8	3.3
Weighted average discount rate:		
Operating leases	6.3 %	6.2 %
Finance leases	5.8 %	6.1 %

Supplemental cash flow information related to leases was as follows:

		2025		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	100,328	$	91,783	$	72,128
Operating cash flows from finance leases		920		770		476
Financing cash flows from finance leases		5,511		3,964		3,272
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases		136,882		84,887		72,403
Finance leases		9,553		4,792		8,972

NOTE 10: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

Team members who have completed 90 days of continuous employment and are 21 years or older are eligible to participate in a defined contribution savings plan maintained by Shake Shack. The plan is funded by participant and employer contributions. Employer contributions, made at the Company's discretion, are paid directly to the third-party trustee and match a portion of certain participants' contributions. The Company matches 100% of certain participants' contributions for the first 3% of eligible compensation contributed and 50% of contributions made in excess of 3% of eligible compensation up to 5% of eligible compensation. Employer contributions totaled $2,497, $2,319 and $1,888, respectively, for fiscal 2025, fiscal 2024 and fiscal 2023.

NOTE 11: STOCKHOLDERS' EQUITY

LLC Interests

The SSE Holdings LLC Agreement provides that holders of LLC Interests may, from time to time, require SSE Holdings to redeem all or a portion of their LLC Interests for newly-issued shares of Class A common stock on a one-for-one basis. In connection with any redemption or exchange, the Company receives a corresponding number of LLC Interests, increasing its total ownership interest in SSE Holdings. Simultaneously, and in connection with a redemption, the corresponding number of shares of Class B common stock are surrendered and cancelled. Refer to Note 12, Non-Controlling Interests, for additional information related to LLC Interests activity.

Dividend Restrictions

Shake Shack Inc. is a holding company with no direct operations. As a result, its ability to pay cash dividends on its common stock, if any, is dependent upon cash dividends, distributions or other transfers from SSE Holdings. The amounts available to pay cash dividends are subject to certain covenants and restrictions set forth in the Revolving Credit Facility. As of December 31, 2025, essentially all of the net assets of SSE Holdings were restricted.

NOTE 12: NON-CONTROLLING INTERESTS

Shake Shack is the primary beneficiary and sole managing member of SSE Holdings and, as a result, consolidates the financial results of SSE Holdings. The Company reports a non-controlling interest representing the economic interest held by the other members of SSE Holdings. The Third Amended and Restated Limited Liability Company Agreement, as further amended, (the

"LLC Agreement") of SSE Holdings provides that holders of SSE Holdings, LLC membership interests ("LLC Interests") may, from time to time, require SSE Holdings to redeem all or a portion of their LLC Interests for newly-issued shares of Class A common stock on a one-for-one basis. In connection with any redemption or exchange, the Company will receive a corresponding number of LLC Interests, increasing the total ownership interest in SSE Holdings. Changes in the ownership interest in SSE Holdings while the Company retains its controlling interest in SSE Holdings will be accounted for as equity transactions. As such, future redemptions or direct exchanges of LLC Interests in SSE Holdings by the other members of SSE Holdings will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase additional paid-in capital.

The following table summarizes the ownership interest in SSE Holdings:

	2025		2024	
	LLC Interests	Ownership %	LLC Interests	Ownership %
Number of LLC Interests held by Shake Shack Inc.	40,254,281	94.3 %	40,068,068	94.2 %
Number of LLC Interests held by non-controlling interest holders	2,434,789	5.7 %	2,455,713	5.8 %
Total LLC Interests outstanding	42,689,070	100.0 %	42,523,781	100.0 %

The weighted average ownership percentages for the applicable reporting periods are used to attribute Net income and Other comprehensive income to the non-controlling interest holders and were as follows:

	2025	2024	2023
Non-controlling interest holders' weighted average ownership percentages	5.7 %	6.2 %	6.7 %

The following table summarizes the effects of changes in ownership of SSE Holdings on the Company's equity:

	2025	2024	2023
Net income attributable to Shake Shack Inc.	$ 45,725	$ 10,207	$ 20,264
Other comprehensive income (loss):			
Unrealized holding income (loss) on foreign currency translation adjustment	—	2	(3)
Transfers (to) from non-controlling interests:			
Increase (decrease) in additional paid-in capital as a result of the redemption of LLC Interests	(271)	3,517	265
Decrease in additional paid-in capital as a result of activity under the stock-based compensation plan	(12,101)	(5,614)	(3,271)
Total effect of changes in ownership interest on equity attributable to Shake Shack Inc.	$ 33,353	$ 8,112	$ 17,255

The following table summarizes the LLC Interests activity:

	2025	2024	2023
LLC Interests activity under the Company's stock-based compensation plan			
Number of LLC Interests received by Shake Shack Inc.	165,289	214,953	154,317
Redemption and acquisition of LLC Interests			
Number of LLC Interests redeemed by non-controlling interest holders	20,924	378,800	35,000
Number of LLC Interests received by Shake Shack Inc.	20,924	378,800	35,000
Issuance of Class A common stock			
Shares of Class A common stock issued in connection with redemptions of LLC Interests	20,924	378,800	35,000
Cancellation of Class B common stock			
Shares of Class B common stock surrendered and canceled	20,924	378,800	35,000

NOTE 13: EQUITY-BASED COMPENSATION

A summary of equity-based compensation expense by award type was as follows:

	2025	2024	2023
Performance stock units	$ 4,520	$ 2,611	$ 3,149
Restricted stock units	14,983	13,304	11,739
Equity-based compensation expense	$ 19,503	$ 15,915	$ 14,888
Total income tax benefit recognized related to equity-based compensation	$ 496	$ 396	$ 391

Equity-based compensation expense recognized was as follows:

	2025	2024	2023
General and administrative expenses	$ 17,514	$ 14,339	$ 13,587
Labor and related expenses	1,989	1,576	1,301
Equity-based compensation expense	$ 19,503	$ 15,915	$ 14,888

The Company capitalized $450, $371 and $286 of equity-based compensation expense associated with the construction cost of our Shacks and certain digital and technology projects, during fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Restricted Stock Units

The Company is authorized to grant up to 6,707,843 restricted stock units and other equity-based awards to team members, directors and officers under the 2025 Incentive Award Plan (the "2025 Plan"). The restricted stock units granted generally vest equally over periods ranging from one to five years. The fair value of restricted stock units is determined based on the closing market price of our Class A common stock on the date of grant. Compensation expense related to the restricted stock units is recognized using a straight-line attribution method over the vesting period.

A summary of restricted stock unit activity was as follows:

	Restricted Stock Units		Weighted Average Grant Date Fair Value
Outstanding and unvested as of December 28, 2022	395,853	$	76.82
Granted	326,692		58.26
Vested	(147,163)		70.29
Forfeited	(63,838)		68.94
Outstanding and unvested as of December 27, 2023	511,544		67.82
Granted	199,345		102.77
Vested	(185,649)		70.31
Forfeited	(82,436)		73.41
Outstanding and unvested as of December 25, 2024	442,804		81.47
Granted	201,723		109.32
Vested	(162,408)		81.80
Forfeited	(86,337)		86.81
Outstanding and unvested as of December 31, 2025	395,782	$	94.37

The total fair value of shares vested during fiscal 2025, fiscal 2024 and fiscal 2023 was $13,285, $13,021 and $10,382, respectively. As of December 31, 2025, total unrecognized compensation expense related to unvested restricted stock units was $25,071, which is expected to be recognized over a weighted average period of 2.0 years.

Performance Stock Units

Under the 2025 Plan, the Company may grant performance stock units and other types of performance-based equity awards that vest based on the outcome of certain performance criteria that are established and approved by the Compensation Committee of the Board of Directors. The actual number of equity awards earned is based on the level of performance achieved over a predetermined performance period, relative to established financial goals.

Performance stock units granted during fiscal 2025 are subject to a requisite service period and the awards cliff vest over three years. The amount of awards that can be earned ranges from 0% to 200% of the number of performance stock units granted, based on the achievement of approved financial goals over a three-year performance period. Performance stock units granted during fiscal 2024 are subject to a requisite service period and the awards vest ratably over four years or cliff vest over three years. The amount of awards that can be earned ranges from 0% to 200% of the number of performance stock units granted, based on the achievement of approved financial goals over a one-year or three-year performance period. No performance stock units were granted during fiscal 2023.

Performance stock units containing market conditions are based on a Monte Carlo simulation, and related compensation expense is recognized using a graded attribution method over the vesting period and does not change regardless of the amount of shares received by the recipient based on achievement of the awards. The fair value of performance stock units not containing a market condition is determined based on the closing market price of the Company's Class A common stock on the date of grant. Compensation expense related to the performance stock units not containing a market condition is recognized using either a graded-vesting attribution method or straight-line over the vesting period based on the most probable outcome of the performance conditions.

A summary of performance stock unit activity was as follows:

	Performance Stock Units		Weighted Average Grant Date Fair Value
Outstanding and unvested as of December 28, 2022	159,822	$	92.22
Vested	(25,494)		91.36
Forfeited	(12,903)		88.70
Outstanding and unvested as of December 27, 2023	121,425		92.77
Granted	95,624		103.98
Vested	(10,646)		129.68
Forfeited	(33,957)		91.73
Outstanding and unvested as of December 25, 2024	172,446		96.82
Granted	73,057		106.87
Performance achievement[1]	3,093		107.25
Vested	(85,408)		89.85
Forfeited	(9,225)		107.84
Outstanding and unvested as of December 31, 2025	153,963	$	105.00

(1) *Represents the incremental awards earned and/or awards forfeited based on the achievement of performance conditions.*

The total fair value of awards that vested during fiscal 2025, fiscal 2024 and fiscal 2023 was $9,136, $1,104 and $1,441, respectively. The weighted average grant date fair value of performance stock units granted during fiscal 2023 was nil. As of December 31, 2025, total unrecognized compensation expense related to unvested performance stock units was $8,471, which is expected to be recognized over a weighted average period of 2.0 years.

NOTE 14: INCOME TAXES

Shake Shack is the sole managing member of SSE Holdings, which is classified as a partnership for U.S federal and most applicable state and local income tax purposes. As the managing member, the Company consolidates SSE Holdings financial results. As a partnership, SSE Holdings is not subject to U.S. federal and certain state and local income taxes. Instead, any taxable income or loss generated by SSE Holdings is allocated to its members, including the Company, on a pro rata basis. The Company is subject to U.S. federal, state and local income taxes with respect to its allocable share of taxable income or loss from SSE Holdings, as well as any stand-alone income or loss generated by Shake Shack Inc. The Company is also subject to withholding taxes in foreign jurisdictions.

Income Tax Expense

The components of Income before income taxes were as follows:

	2025		2024		2023
Domestic	$ 18,469	$	(18,247)	$	(13,427)
Foreign	54,140		32,491		30,407
Income before income taxes	$ 72,609	$	14,244	$	16,980

The components of Income tax expense (benefit) were as follows:

		2025		2024		2023
Current income taxes:						
State and local	$	3,155	$	554	$	1,271
Foreign		3,132		3,924		3,793
Total current income taxes		6,287		4,478		5,064
Deferred income taxes:						
Federal		10,237		(2,731)		(12,427)
State and local		6,379		1,677		3,353
Total deferred income taxes		16,616		(1,054)		(9,074)
Income tax expense (benefit)	$	22,903	$	3,424	$	(4,010)

A reconciliation of Income tax expense (benefit) computed at the U.S. federal statutory income tax rate to the recognized Income tax expense (benefit) and the U.S. statutory income tax rate to our effective tax rate after the adoption of ASU 2023-09 was as follows:

		2025	
Expected U.S. federal income taxes at statutory rate	$	15,248	21.0 %
State and local income taxes, net of federal benefit [1]		8,216	11.3 %
Foreign Tax Effects:			
Foreign withholding taxes		3,052	4.2 %
Tax credits:			
Federal employer tip credit		(2,613)	(3.6)%
Other credits		(1,490)	(2.1)%
Non-taxable or non-deductible items:			
Non-deductible compensation		926	1.3 %
Equity-based compensation		(1,461)	(2.0)%
Other		1,341	1.8 %
Changes in unrecognized tax benefits		14	— %
Other		(330)	(0.4)%
Income tax expense (benefit)	$	22,903	31.5 %

(1) For fiscal 2025, the states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include New York State and City.

Reconciliations of Income tax expense (benefit) computed at the U.S. federal statutory income tax rate to the recognized Income tax expense (benefit) and the U.S. statutory income tax rate to our effective tax rates before the adoption of ASU 2023-09 were as follows:

		2024			2023
Expected U.S. federal income taxes at statutory rate	$	2,991	21.0 %	$ 3,565	21.0 %
State and local income taxes, net of federal benefit		2,166	15.2 %	2,090	12.3 %
Foreign withholding taxes		3,924	27.6 %	3,792	22.3 %
Tax credits		(7,033)	(49.4)%	(7,060)	(41.6)%
Non-controlling interest		(166)	(1.2)%	(196)	(1.2)%
Non-deductible expenses		2,240	15.7 %	1,169	6.9 %
Reserve for uncertain tax positions		—	— %	154	0.9 %
Remeasurement of deferred tax assets in connection with other tax rate changes		392	2.8 %	1,547	9.1 %
Return to provision adjustment		(650)	(4.6)%	(519)	(3.0)%
Change in valuation allowance		(97)	(0.7)%	(9,195)	(54.1)%
Other		(343)	(2.4)%	643	3.8 %
Income tax expense (benefit)	$	3,424	24.0 %	$ (4,010)	(23.6)%

Shake Shack's effective income tax rates for fiscal 2025, fiscal 2024 and fiscal 2023 were 31.5%, 24.0% and (23.6)%, respectively. The increase in the effective income tax rate from fiscal 2024 to fiscal 2025 was primarily driven by foreign tax credits that are not expected to be realized and the remeasurement of deferred tax assets following the filing of the Company's 2024 tax returns.

The following table sets forth the total income taxes paid, net of refunds after the adoption of ASU 2023-09:

		2025
U.S. state and local:		
New York	$	609
Tennessee		282
Other		237
Total U.S. state and local		1,128
Foreign:		
China		511
Mexico		327
Philippines		220
Singapore		220
South Korea		737
Other		1,117
Total foreign		3,132
Total	$	4,260

Before to the adoption of ASU 2023-09, income taxes paid, net of refunds for fiscal 2024 and fiscal 2023 were $6,531 and $4,056, respectively.

Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows:

	December 31 2025	December 25 2024
Deferred tax assets:		
Investment in partnership	$ 74,094	$ 89,397
Tax Receivable Agreement	66,053	67,192
Operating lease liability	6,281	5,264
Financing lease liability	159	124
Deferred revenue	251	209
Equity-based compensation	423	357
Net operating loss carryforwards	146,137	148,700
Tax credits	34,731	33,643
Other assets	1,117	1,772
Total gross deferred tax assets	329,246	346,658
Valuation allowance	(980)	(260)
Total deferred tax assets, net of valuation allowance	328,266	346,398
Deferred tax liabilities:		
Property and equipment	(652)	(537)
Operating lease right-of-use asset	(5,064)	(4,147)
Financing lease right-of-use asset	(152)	(119)
Other liabilities	(13)	(9)
Total gross deferred tax liabilities	(5,881)	(4,812)
Net deferred tax assets	$ 322,385	$ 341,586

As of December 31, 2025, the Company's federal and state net operating loss carryforwards for income tax purposes were $606,837 and $370,203, respectively. Of the federal net operating loss carryforwards, $554,970 can be carried forward indefinitely, while the remaining $51,867 will begin to expire in 2035. Similarly, of the state net operating loss carryforwards, $48,536 can be carried forward indefinitely, while the remaining $321,667 will begin to expire in 2026. As of December 31, 2025, the Company had federal tax credit carryforwards, including a capital loss carryforward of $33,871, which will begin to expire in 2026 and gross state tax credit carryforwards of $1,175, which will begin to expire in 2030.

As described in Note 12, Non-controlling Interests, the Company acquired a total of 186,213 LLC Interests during fiscal 2025 through LLC Interest redemptions and stock-based compensation plan activity. Upon acquiring these LLC Interests, the Company recognized a deferred tax asset of $1,279 related to the basis difference in its investment in SSE Holdings. As of December 31, 2025, the total deferred tax asset associated with the basis difference was $74,094.

The Company evaluates the realizability of its deferred tax assets on a quarterly basis and establishes valuation allowances when it is more likely than not that all or a portion of a deferred tax asset may not be realized. As of December 31, 2025, the Company concluded, based on the valuation of all available positive and negative evidence, that all of its deferred tax assets are more likely than not to be realized, except certain state credits and state net operating losses that are not expected to be utilized before expiration. Accordingly, the Company maintained a valuation allowance of $980. The net change in valuation allowance for fiscal 2025 was an increase of $720.

New Tax Legislation

On July 4, 2025, bill H.R. 1, commonly referred to as the "One Big Beautiful Bill Act" or "OBBBA," was signed into law, with certain provisions effective in 2025 and others in 2026. The Act provides for changes to U.S. federal tax law, including the expensing of U.S. research expenditures and certain eligible capital expenditures, among other provisions. We have recognized the effects of the OBBBA provisions in our financial results to the extent they are applicable to the 2025 tax year.

Uncertain Tax Positions

Pursuant to ASC 740, the Company provides for uncertain tax positions based upon our assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. In 2025, no new uncertain tax positions were identified. Reconciliations of the beginning to the ending accounts of gross unrecognized tax benefits for fiscal 2025, fiscal 2024, and fiscal 2023 were as follows:

	2025	2024	2023
Beginning balance	$ 147	$ 147	$ —
Additions for tax positions of prior years	—	—	263
Settlements	—	—	(116)
Ending balance	$ 147	$ 147	$ 147

The Company files U.S. federal, state and local, and foreign tax returns. Generally, the Company's state and local income tax returns from 2018 to 2024 remain open to examination. The Company's foreign income tax returns generally remain open to examination for the 2019 through 2024 tax years. Statutes of limitation in the United States and various state and foreign jurisdictions are generally three to six years from the date of filing but may be extended in certain circumstances, including when tax attributes such as net operating losses and tax credit carryforwards are involved. Tax authorities may also review returns for years otherwise closed by statute to adjust related tax attributes arising in prior years.

Tax Receivable Agreement

Pursuant to the Company's election under Section 754 of the Internal Revenue Code (the "Code"), the Company expects to obtain an increase in its share of the tax basis in the net assets of SSE Holdings when LLC Interests are redeemed or exchanged by the other members of SSE Holdings. The Company plans to make an election under Section 754 of the Code for each taxable year in which a redemption or exchange of LLC Interest occurs. The Company intends to treat any redemptions and exchanges of LLC Interests as direct purchases of LLC Interests for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that would otherwise be paid in the future to various tax authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

On February 4, 2015, the Company entered into a tax receivable agreement with certain then-existing non-controlling members of SSE Holdings (the "Tax Receivable Agreement"). This agreement obligates the Company to pay the non-controlling interest holders 85% of any tax benefits that the Company may actually realize, or deemed to realize, from (i) increases in the Company's share of the tax basis of SSE Holdings due to redemptions or exchanges of LLC Interests, (ii) tax basis increases resulting from payments made under the Tax Receivable Agreement, and (iii) deductions from imputed interest under the agreement (the "TRA Payments"). The Company expects to benefit from the remaining 15% of any realized tax benefits. The TRA Payments are not conditioned upon any continued ownership interest in SSE Holdings or us. Additionally, the rights of each non-controlling interest holder under the Tax Receivable Agreement, are assignable to transferees of its LLC Interests.

During fiscal 2025, the Company acquired a total of 20,924 LLC Interests in connection with the redemption of LLC Interests, which led to an increase in the tax basis of its investment in SSE Holdings subject to the provisions of the Tax Receivable Agreement. The Company recognized an additional asset of $1,279 for the TRA Payments due to the redeeming members, representing 85% of the aggregate tax benefits the Company expects to realize from the tax basis increases related to the redemption of LLC Interests. This estimate was based on our conclusion that it was probable that such TRA Payments would be made, considering our projections of future taxable income. During fiscal 2025 payments of $37, inclusive of interest, were made to the members of SSE Holdings pursuant to the Tax Receivable Agreement. No payments were made to the members of SSE Holdings pursuant to the Tax Receivable Agreement in fiscal 2024. As of December 31, 2025, the total amount of TRA Payments due under the Tax Receivable Agreement was $246,835, of which $2,372 amount was included in Other current liabilities on the Consolidated Balance Sheets.

NOTE 15: EARNINGS PER SHARE

Basic earnings per share of Class A common stock is computed by dividing Net income attributable to Shake Shack Inc. by the weighted average number of shares of Class A common stock outstanding during the period. Diluted earnings per share of Class A common stock is computed by dividing Net income attributable to Shake Shack Inc. by the weighted average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock (in thousands, except per share amounts):

		2025		2024		2023
Numerator:						
Net income attributable to Shake Shack Inc.—basic	$	45,725	$	10,207	$	20,264
Reallocation of net income attributable to non-controlling interests from the assumed conversion of Class B shares		—		613		726
Net income attributable to Shake Shack Inc.—diluted	$	45,725	$	10,820	$	20,990
Denominator:						
Weighted average shares of Class A common stock outstanding—basic		40,212		39,830		39,419
Effect of dilutive securities:						
Stock options		2		52		75
Performance stock units		35		69		11
Restricted stock units		131		173		85
Convertible Notes		1,467		1,467		1,467
Shares of Class B common stock		—		2,612		2,842
Weighted average shares of Class A common stock outstanding—diluted		41,847		44,203		43,899
Earnings per share of Class A common stock—basic	$	1.14	$	0.26	$	0.51
Earnings per share of Class A common stock—diluted	$	1.09	$	0.24	$	0.48

The effect of potential share settlement of the Convertible Notes outstanding for the period is included as potentially dilutive shares of Class A common stock under application of the if-converted method in the computation of diluted earnings per share, except when the effect would be anti-dilutive. Refer to Note 8, Debt, for additional information.

Shares of Class B common stock do not share in the earnings or losses of Shake Shack and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented. However, shares of Class B common stock outstanding for the period are considered potentially dilutive shares of Class A common stock under application of the if-converted method and are included in the computation of diluted earnings per share, except when the effect would be anti-dilutive.

The following table presents potentially dilutive securities excluded from the computations of diluted earnings per share of Class A common stock:

	2025		2024		2023	
Performance stock units	120,706	(1)	50,556	(1)	99,718	(1)
Shares of Class B common stock	2,434,789	(2)	—		—	

(1) *Number of securities outstanding at the end of the period that were excluded from the computation of diluted earnings per share of Class A common stock because the performance conditions associated with these awards were not met assuming the end of the reporting period was the end of the performance period.*

(2) *Number of securities outstanding at the end of the period that were excluded from the computation of diluted earnings per share of Class A common stock because the effect would have been anti-dilutive.*

NOTE 16: SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	2025		2024		2023
Cash paid for:					
Income taxes, net of refunds	$	4,260	$ 6,531	$	4,056
Interest, net of amounts capitalized		820	882		537
Non-cash investing activities:					
Accrued purchases of property and equipment		34,727	19,226		24,999
Capitalized equity-based compensation		208	217		181
Non-cash financing activities:					
Establishment of liabilities under Tax Receivable Agreement		861	12,121		720

NOTE 17: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various operating leases for Shacks and Shack Support Centers, expiring in various years through 2045. Under certain of these leases, the Company is liable for contingent rent based on a percentage of sales in excess of specified thresholds and typically responsible for its proportionate share of real estate taxes, common area maintenance costs and other occupancy costs. Refer to Note 9, Leases, for additional information.

Certain leases require the Company to obtain letters of credit. As of December 31, 2025, the Company held three letters of credit totaling $695.

Purchase Commitments

Purchase obligations include legally binding contracts, including commitments for the purchase, construction or remodeling of real estate and facilities, firm minimum commitments for inventory purchases, equipment purchases, marketing-related contracts, software acquisition/license commitments and service contracts. These obligations are generally short-term in nature and are recorded as liabilities when the related goods are received or services rendered. The Company also enters into long-term, exclusive contracts with certain vendors to supply food, beverages and paper goods, obligating the Company to purchase specified quantities.

Legal Contingencies

The Company is subject to various legal proceedings, claims and liabilities, involving employees and guests alike, which arise in the ordinary course of business and are generally covered by insurance. As of December 31, 2025, the amount of the ultimate liability with respect to these matters was not material.

Liabilities under Tax Receivable Agreement

The Company is a party to the Tax Receivable Agreement under which it is contractually committed to pay certain of the members of SSE Holdings 85% of the amount of any tax benefits that are actually realized, or in some cases are deemed to realize, as a result of certain transactions. The Company is not obligated to make any payments under the Tax Receivable Agreement until the tax benefits associated with the transactions that gave rise to the payments are realized. Refer to Note 14, Income Taxes, for additional information relating to the Tax Receivable Agreement.

NOTE 18: RELATED PARTY TRANSACTIONS

Madison Square Park Conservancy

The Chairman of the Board of Directors serves as a director of the Madison Square Park Conservancy ("MSP Conservancy"), with which Shake Shack has a license agreement and pays license fees to operate the Madison Square Park Shack. No amounts were due to MSP Conservancy as of December 31, 2025 and December 25, 2024.

	Classification	2025	2024	2023
Amounts paid to MSP Conservancy	Occupancy and related expenses	$ 945	$ 937	$ 898

Olo, Inc.

The Chairman of the Board of Directors served as a director of Olo, Inc., a platform the Company uses in connection with its mobile ordering application through September 2025.

	Classification	2025	2024	2023
Amounts paid to Olo, Inc.	Other operating expenses	$ 1,142	$ 838	$ 595

	Classification	December 31 2025	December 25 2024
Amounts due to Olo, Inc.	Accounts payable Accrued expenses	$ 334	$ 227

Tax Receivable Agreement

The Company entered into a Tax Receivable Agreement that provides for the payment by the Company of 85% of the amount of any tax benefits that are actually realized, or in some cases are deemed to realize, as a result of certain transactions. Refer to Note 14, Income Taxes, for additional information.

	Classification	2025	2024	2023
Amounts paid under the Tax Receivable Agreement	Other current liabilities	$ 37	$ —	$ —

	Classification	December 31 2025	December 25 2024
Amounts due under the Tax Receivable Agreement	Other current liabilities Liabilities under Tax Receivable Agreement, net of current portion	$ 246,835	$ 247,734

Distributions to Members of SSE Holdings

Under the terms of the SSE Holdings LLC Agreement, SSE Holdings is obligated to make tax distributions to its members. No tax distributions were payable to non-controlling interest holders as of December 31, 2025 and December 25, 2024, respectively.

	Classification	2025	2024	2023
Amounts paid to non-controlling interest holders	Non-controlling interests	$ 1,842	$ 482	$ 162

NOTE 19: SEGMENT REPORTING

Shake Shack operates and licenses Shake Shack restaurants, which serve burgers, chicken, hot dogs, crinkle cut fries, shakes, frozen custard, beer, wine and more. The Company operates Shacks in the United States and has both domestic and international licensed Shacks.

The chief operating decision maker (the "CODM") is the Chief Executive Officer. The Company determined it has one operating segment and one reportable segment, as the CODM regularly reviews Shack operations and financial performance at a consolidated level. The CODM also allocates resources at a consolidated level.

The CODM uses net income to allocate resources (including labor, technology, and capital resources) for the single segment to make decisions regarding annual budget, new Shack openings, entering new geographic markets, landlord and vendor negotiations, marketing decisions, pursuing new business ventures, and driving the Company's mission.

		2025		2024		2023
Segment revenue[1]	$	1,445,306	$	1,252,608	$	1,087,533
Less:						
Food and paper costs		396,714		339,940		305,041
Labor and related expenses		360,693		338,750		304,254
Other operating expenses[2]		212,677		178,381		149,449
Occupancy and related expenses		106,632		93,069		79,846
General and administrative expenses		176,233		149,047		129,542
Depreciation and amortization expense		106,600		102,468		91,242
Pre-opening costs		18,001		15,547		19,231
Impairments, loss on disposal of assets, and Shack closures		5,248		32,368		3,007
Interest expense		2,159		2,045		1,717
Income tax expense (benefit)		22,903		3,424		(4,010)
Other (income) loss, net[3]		(12,260)		(13,251)		(12,776)
Segment income (loss)		49,706		10,820		20,990
Reconciliation of profit or loss:						
Adjustments and reconciling items		—		—		—
Consolidated net income (loss)	$	49,706	$	10,820	$	20,990

		December 31 2025		December 25 2024
Total Assets	$	1,896,209	$	1,696,971

(1) Refer to Note 20, for geographic information and breakdown of revenue and long-lived assets by geographic area.

(2) Other operating expenses consist of delivery commissions, Shack-level marketing expenses, repairs and maintenance, utilities, and other operating expenses incidental to operating our Company-operated Shacks, such as non-perishable supplies, credit card fees, and property insurance.

(3) Other (income) loss, net primarily includes interest and dividend income, adjustments to liabilities under the Tax Receivable Agreement, and net unrealized and realized gains and losses from marketable securities. Interest income was $165, $761 and $2,443, respectively in fiscal 2025, 2024 and 2023.

NOTE 20: GEOGRAPHIC INFORMATION

Revenues by geographic area were as follows:

		2025		2024		2023
United States	$	1,407,094	$	1,219,356	$	1,056,753
Other countries		38,212		33,252		30,780
Total revenue	$	1,445,306	$	1,252,608	$	1,087,533

Revenues are shown based on the geographic location of the Company's customers and licensees. The Company's long-lived assets are primarily located in the United States.

Schedule I: Condensed Financial Information of Registrant

SHAKE SHACK INC.
CONDENSED BALANCE SHEETS
(PARENT COMPANY ONLY)
(in thousands, except share and per share amounts)

	December 31 2025	December 25 2024
ASSETS		
Current assets:		
Cash	$ 8,553	$ 9,271
Accounts receivable	3,728	—
Prepaid expenses	954	1,405
Total current assets	13,235	10,676
Deferred income taxes, net	322,788	336,588
Investment in SSE Holdings	472,310	390,184
Note receivable from SSE Holdings	232,812	224,879
Note receivable - conversion option	7,000	33,500
Due from SSE Holdings	9,927	9,695
TOTAL ASSETS	$ 1,058,072	$ 1,005,522
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	2	—
Accrued expenses	1,371	87
Due to SSE Holdings	42,611	32,482
Other current liabilities	2,372	717
Total current liabilities	46,356	33,286
Long-term debt	247,731	246,683
Liabilities under tax receivable agreement, net of current portion	244,463	247,017
Total liabilities	538,550	526,986
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value—10,000,000 shares authorized; none issued and outstanding as of December 31, 2025 and December 25, 2024.	—	—
Class A common stock, $0.001 par value—200,000,000 shares authorized; 40,254,281 and 40,068,068 shares issued and outstanding as of December 31, 2025 and December 25, 2024, respectively.	40	40
Class B common stock, $0.001 par value—35,000,000 shares authorized; 2,434,789 and 2,455,713 shares issued and outstanding as of December 31, 2025 and December 25, 2024, respectively.	2	2
Additional paid-in capital	452,577	442,993
Retained earnings	66,904	35,502
Accumulated other comprehensive loss	(1)	(1)
Total stockholders' equity	519,522	478,536
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,058,072	$ 1,005,522

See accompanying Notes to Condensed Financial Statements.

Schedule I: Condensed Financial Information of Registrant (continued)

SHAKE SHACK INC.
CONDENSED STATEMENTS OF INCOME
(PARENT COMPANY ONLY)
(in thousands)

	Fiscal Year Ended		
	December 31 2025	December 25 2024	December 27 2023
Intercompany revenue	$ 3,674	$ 6,476	$ 7,971
TOTAL REVENUE	3,674	6,476	7,971
General and administrative expenses	2,832	5,647	6,663
Intercompany expenses	3,192	45	54
TOTAL EXPENSES	6,024	5,692	6,717
INCOME (LOSS) FROM OPERATIONS	(2,350)	784	1,254
Equity in net income from SSE Holdings	65,672	8,558	10,091
Other income (expense), net	(18,557)	28,533	14,533
Interest expense	(1,048)	(1,047)	(1,047)
INCOME BEFORE INCOME TAXES	43,717	36,828	24,831
Income tax expense (benefit)	12,315	6,603	(5,203)
NET INCOME	$ 31,402	$ 30,225	$ 30,034

See accompanying Notes to Condensed Financial Statements.

Schedule I: Condensed Financial Information of Registrant (continued)

SHAKE SHACK INC.
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(PARENT COMPANY ONLY)
(in thousands)

	Fiscal Year Ended		
	December 31 2025	**December 25 2024**	**December 27 2023**
Net income	$ 31,402	$ 30,225	$ 30,034
Other comprehensive income (loss), net of tax[1]:			
Change in foreign currency translation adjustment	—	2	(3)
OTHER COMPREHENSIVE INCOME (LOSS)	—	2	(3)
COMPREHENSIVE INCOME	$ 31,402	$ 30,227	$ 30,031

(1) *Net of tax benefit of $0 for fiscal years ended December 31, 2025, December 25, 2024 and December 27, 2023.*

See accompanying Notes to Condensed Financial Statements.

Schedule I: Condensed Financial Information of Registrant (continued)

SHAKE SHACK INC.
CONDENSED STATEMENTS OF CASH FLOWS
(PARENT COMPANY ONLY)
(in thousands)

	Fiscal Year Ended		
	December 31 2025	December 25 2024	December 27 2023
OPERATING ACTIVITIES			
Net income	$ 31,402	$ 30,225	$ 30,034
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in net income from SSE Holdings	(65,672)	(8,558)	(10,091)
Amortization of debt issuance costs	1,048	1,047	1,047
Equity-based compensation	1,152	920	894
Deferred income taxes	11,170	6,606	(5,249)
(Gain) loss on note receivable - conversion option	26,500	(20,600)	(6,600)
Other non-cash income	(7,933)	(7,933)	(7,933)
Changes in operating assets and liabilities:			
Prepaid expenses and other current assets	312	(1,342)	(1)
Due (to) from SSE Holdings	(179)	1,153	(3,944)
Accounts payable	2	(146)	107
Accrued expenses	1,328	(395)	515
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(870)	977	(1,221)
INVESTING ACTIVITIES			
Purchases of LLC Interests from SSE Holdings	(28,040)	(27,618)	(11,731)
NET CASH USED IN INVESTING ACTIVITIES	(28,040)	(27,618)	(11,731)
FINANCING ACTIVITIES			
Proceeds from issuance of Class A common stock to SSE Holdings upon settlement of equity awards	28,040	27,618	11,731
Proceeds from stock option exercises	189	1,620	744
Payments under tax receivable agreement	(37)	—	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	28,192	29,238	12,475
Effect of exchange rate changes on cash and cash equivalents	—	2	(3)
INCREASE (DECREASE) IN CASH	(718)	2,599	(480)
CASH AT BEGINNING OF PERIOD	9,271	6,672	7,152
CASH AT END OF PERIOD	$ 8,553	$ 9,271	$ 6,672

See accompanying Notes to Condensed Financial Statements.

Schedule I: Condensed Financial Information of Registrant (continued)

SHAKE SHACK INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(PARENT COMPANY ONLY)
(in thousands, except share and per share amounts)

NOTE 1: ORGANIZATION

Shake Shack Inc. (the "Parent Company") was formed on September 23, 2014 as a Delaware corporation and is a holding company with no direct operations. The Parent Company's assets consist primarily of its equity interest in SSE Holdings, LLC ("SSE Holdings"), certain deferred tax assets and its note receivable from SSE Holdings.

The Parent Company's cash inflows are primarily from cash dividends or distributions and other transfers from SSE Holdings. The amounts available to the Parent Company to fulfill cash commitments and pay cash dividends on its common stock are subject to certain restrictions in SSE Holdings' Revolving Credit Facility. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements, for additional information.

NOTE 2: BASIS OF PRESENTATION

These Condensed Parent Company financial statements should be read in conjunction with the Consolidated Financial Statements of Shake Shack Inc. and the accompanying notes thereto, included in Part II, Item 8. For purposes of these condensed financial statements, the Parent Company's interest in SSE Holdings is recorded based upon its proportionate share of SSE Holdings' net assets (similar to presenting them on the equity method).

The Parent Company is the sole managing member of SSE Holdings, and pursuant to the Third Amended and Restated LLC Agreement of SSE Holdings (the "SSE Holdings LLC Agreement"), receives compensation in the form of reimbursements for all costs associated with being a public company and maintaining its existence. Intercompany revenue consists of these reimbursement payments and is recognized when the corresponding expense to which it relates is recognized. Certain intercompany balances presented in these Condensed Parent Company financial statements are eliminated in the Company's Consolidated Financial Statements.

The following table presents amounts in the Parent Company's Condensed Balance Sheets that were eliminated in consolidation:

	December 31 2025	December 25 2024
Assets		
Due from SSE Holdings	$ 9,927	$ 9,695
Deferred income taxes, net	2,114	(3,177)
Note receivable from SSE Holdings	232,812	224,879
Note receivable - conversion option	7,000	33,500
Liabilities		
Due to SSE Holdings	42,611	32,482

Related party amounts that were not eliminated in the Company's Consolidated Financial Statements include the Parent Company's liabilities under the tax receivable agreement, which totaled $246,835 and $247,734, respectively as of December 31, 2025 and December 25, 2024.

The following table presents amounts in the Parent Company's Condensed Statements of Income that were eliminated in consolidation:

	2025	2024	2023
Intercompany revenue	$ 3,674	$ 6,476	$ 7,971
Intercompany expenses	3,192	45	54
Equity in net income from SSE Holdings	65,672	8,558	10,091
Other income (expense), net	18,566	28,533	14,533
Income tax expense (benefit)	(5,291)	7,466	3,715

NOTE 3: NOTE RECEIVABLE FROM SSE HOLDINGS

In March 2021, contemporaneously with the issuance of the Convertible Notes described in Note 4, Debt, below, the Parent Company entered into a $250,000 intercompany note with SSE Holdings (the "Intercompany Note"). The Intercompany Note will mature in March 2028 unless the Parent Company exercises its right to convert the Intercompany Note to maintain at all times a one-to-one ratio between the number of common units, directly or indirectly, held by the Parent Company and the aggregate number of outstanding shares of Class A common stock. As of December 31, 2025 and December 25, 2024, the balance of the Note receivable from SSE Holdings was $232,812 and $224,879, respectively, net of accretion.

The Parent Company's right to convert the Intercompany Note into common units of SSE Holdings (the "Conversion Option") is required to be bifurcated from the Intercompany Note and shown separately on the Parent Company's Condensed Balance Sheets. The Conversion Option is to be recorded at fair value and remeasured at each subsequent reporting date. As of December 31, 2025 and December 25, 2024, the fair value of the Conversion Option was $7,000 and $33,500, respectively.

The following table presents amounts in the Parent Company's Condensed Statements of Income related to the change in value and accretion on the Conversion Option:

	Classification	2025	2024	2023
Unrealized gain (loss)	Other income (expense), net	$ (26,500)	$ 20,600	$ 6,600
Interest income	Other income (expense), net	$ 7,933	$ 7,933	$ 7,933

NOTE 4: DEBT

In March 2021, the Parent Company issued $250,000 aggregate principal amount of 0% Convertible Senior Notes ("Convertible Notes") which will mature on March 1, 2028, unless earlier converted, redeemed or repurchased in certain circumstances. Upon conversion, the Parent Company pays or delivers, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements, for additional information.

NOTE 5: COMMITMENTS AND CONTINGENCIES

On February 4, 2015, the Parent Company entered into a tax receivable agreement with the non-controlling interest holders that provides for payments to the non-controlling interest holders of 85% of the amount of any tax benefits that the Parent Company actually realizes, or in some cases is deemed to realize, as a result of certain transactions. Refer to Note 14, Income Taxes, in the accompanying Consolidated Financial Statements, for additional information relating to the Parent Company's Tax Receivable Agreement. As described in Note 14, Income Taxes, in the accompanying Consolidated Financial Statements, the Company is obligated to pay the non-controlling interest holders 85% of any tax benefits that the Company may actually realize, or deemed to realize, from (i) increases in the Company's share of the tax basis of SSE Holdings due to redemptions or exchanges of LLC Interests, (ii) tax basis increases resulting from payments made under the Tax Receivable Agreement, and (iii) deductions from imputed interest under the agreement (the "TRA Payments"). As of December 31, 2025 and December 25, 2024, liabilities under the Tax Receivable Agreement totaled $246,835 and $247,734, respectively.

NOTE 6: SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	2025	2024	2023
Cash paid for:			
Income taxes	$ 163	$ 832	$ 9
Non-cash investing activities:			
Accrued contribution related to stock option exercises	189	1,625	744
Class A common stock issued in connection with the acquisition of LLC Interests upon redemption by the non-controlling interest holders	(271)	3,517	265
Non-cash contribution made in connection with equity awards granted to employees of SSE Holdings	27,041	20,406	10,305
Non-cash financing activities:			
Establishment of liabilities under tax receivable agreement	861	12,121	720

The following table sets forth the total income taxes paid, net of refunds received after the adoption of ASU 2023-09:

	2025
U.S. state and local:	
New York	$ 97
Florida	45
Other	21
Total U.S. state and local	$ 163

Schedule II: Valuation and Qualifying Accounts

(in thousands)	Balance at beginning of period		Additions Charged to costs and expenses[1]		Additions Charged to other accounts		Balance at end of period
Deferred tax asset valuation allowance:							
Fiscal year ended December 27, 2023	$	9,560	$	(9,203)	$	—	$	357
Fiscal year ended December 25, 2024	$	357	$	(97)	$	—	$	260
Fiscal year ended December 31, 2025	$	260	$	720	$	—	$	980

(1) Amount relates to a valuation allowance established on deferred tax assets related to our investment in SSE Holdings.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Principal Financial Officer and Corporate Controller, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and our Principal Financial Officer and Corporate Controller concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Principal Financial Officer and Corporate Controller, to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

For Management's Report on Internal Control over Financial Reporting, see Item 8, Financial Statements and Supplementary Data.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Trading Plans

Pursuant to Item 408(a) of Regulation S-K, our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, terminated, or modified a "Rule 10b5-1 trading arrangement" in the fiscal quarter ended December 31, 2025 as follows:

Name	Position	Action	Adoption Date	Expiration Date	Aggregate Numbers of Class A Common Stock to be Purchased/Sold
Daniel Meyer	Chairman of the Board of Directors	Adoption	11/6/2025	8/31/2026	100,000 shares to be sold

Other than as disclosed above, during the fiscal quarter, no other officer or director adopted, terminated, or modified a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item with respect to our directors is incorporated by reference to the sections entitled "Nominees for Election as Class II Directors" and "Continuing Directors" in our Proxy Statement to be filed in connection with our 2026 Annual Meeting of Shareholders (the "Proxy Statement"). The information required by this item with respect to our Code of Business Conduct and Audit Committee (including our "audit committee financial expert") is incorporated by reference to the sections entitled "Code of Ethics" and "Audit Committee Report" in our Proxy Statement. The information required by this item with respect to our Insider Trading Policy is incorporated by reference to the section entitled "Insider Trading Policy" in our Proxy Statement.

The information required by this item with respect to our executive officers is set forth under the section entitled "Information About Our Executive Officers" in Part I, Item 1 of this Annual Report on Form 10-K.

The information required by this item with respect to Section 16(a) of the Exchange Act is incorporated by reference to the section of the Proxy Statement entitled "Delinquent 16(a) Reports."

Item 11. Executive Compensation.

The information required by this item with respect to director and executive officer compensation is incorporated by reference to the section entitled "Compensation Discussion and Analysis" and "Fiscal 2025 Compensation Tables" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

The following table provides information about our compensation plans under which our Class A common stock is authorized for issuance, as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuances under equity compensation plans[2]
Equity compensation plans approved by security holders[1]	3,111	$ 35.26	3,002,096

(1) Includes awards granted and available to be granted under our 2025 Incentive Award Plan.
(2) This amount represents shares of common stock available for issuance under the 2025 Incentive Award Plan, which include stock options, performance stock units and restricted stock units.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item with respect to transactions with related persons and director independence is incorporated by reference to the sections entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance -- Composition of our Board of Directors" in our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item with respect to principal accountant's fees and services is incorporated by reference to the sections entitled "Audit and Related Fees" and "Audit Committee Report" in our Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

   (1) *Financial Statements*

	Page
Management's Report	66
Report of Independent Registered Public Accounting Firm	67
Consolidated Balance Sheets	72
Consolidated Statements of Income (Loss)	73
Consolidated Statements of Comprehensive Income (Loss)	74
Consolidated Statements of Stockholders' Equity	75
Consolidated Statements of Cash Flows	76
Notes to Consolidated Financial Statements	77

   (2) *Financial Statement Schedules*

	Page
Schedule I: Condensed Financial Information of Registrant	104
Schedule II: Valuation and Qualifying Accounts	111

   All other financial statement schedules are omitted since they are not required or are not applicable, or the required information is included in the Consolidated Financial Statements or notes thereto.

   (3) *Exhibits*

   The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report and such Exhibit Index is incorporated herein by reference.

Item 16. Form 10-K Summary

None.

EXHIBIT INDEX

Exhibit Number		Exhibit Description	Incorporated by Reference			Filed Herewith
			Form	Exhibit	Filing Date	
3.1		Amended and Restated Certificate of Incorporation of Shake Shack Inc., effective February 4, 2015	8-K	3.1	2/10/2015	
3.2		Second Amended and Restated Bylaws of Shake Shack Inc., dated October 1, 2019	8-K	3.1	10/4/2019	
4.1		Form of Class A Common Stock Certificate	S-1/A	4.1	1/28/2015	
4.2		Description of Securities				#
10.1		Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated February 4, 2015 by and among SSE Holdings, LLC and its Members	8-K	10.3	2/10/2015	
10.1.1		Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated March 7, 2016, but effective as of February 4, 2015	POSAM	10.1.1	3/10/2016	
10.1.2		Amendment No. 2 to Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated February 6, 2017	10-K	10.1.2	3/13/2017	
10.1.3		Amendment No. 3 to Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated March 31, 2020	10-Q	10.1	7/31/2020	
10.2		Amended and Restated Management Services Agreement, effective as of January 15, 2015, by and between SSE Holdings, LLC and USHG, LLC	S-1	10.13	12/29/2014	
10.3		Tax Receivable Agreement, dated February 4, 2015, by and among Shake Shack Inc., SSE Holdings, LLC and each of the Members from time to time party thereto	8-K	10.1	2/10/2015	
10.4		Registration Rights Agreement, dated February 4, 2015, by and among Shake Shack Inc. and each other person identified on the schedule of investors attached thereto	8-K	10.2	2/10/2015	
10.4.1		Amendment No. 1 to Registration Rights Agreement, dated and effective as of October 8, 2015, by and among Shake Shack Inc., the Continuing SSE Equity Owners and affiliates of the Former SSE Equity Owners	10-Q	10.2	11/6/2015	
10.5		Stockholders Agreement, dated February 4, 2015, by and among Shake Shack Inc., SSE Holdings, LLC, and the persons and entities listed on the schedules attached thereto	8-K	10.4	2/10/2015	
10.5.1		Amendment No. 1 to Stockholders Agreement, dated and effective as of October 8, 2015, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LGP Stockholders and the SEG Stockholders	10-Q	10.1	11/6/2015	
10.5.2		Amendment No. 2 to Stockholders Agreement, dated and effective as of May 11, 2017, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LGP Stockholders and the SEG Stockholders	10-Q	10.2	8/4/2017	
10.5.3		Amendment No. 3 to Stockholders Agreement, dated and effective as of October 16, 2018, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LPG Stockholders and the SEG Stockholders	10-K	10.5.3	2/25/2019	
10.5.4		Amendment No. 4 to Stockholders Agreement, dated and effective as of May 15, 2023, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders and the LGP Stockholders.	8-K	10.2	5/16/2023	
10.5.5		Amendment No. 5 to Stockholders Agreement, dated and effective as of May 15, 2023, by and among Shake Shack Inc., SSE Holdings, LLC and the Meyer Stockholders.	8-K	10.3	5/16/2023	
10.6		Form of Indemnification Agreement entered into between Shake Shack Inc. and each of its directors and officers, effective February 4, 2015	S-1/A	10.21	1/20/2015	
10.7	†	Shake Shack Inc. 2015 Incentive Award Plan	S-8	4.4	1/30/2015	
10.7.1	†	Amendment No. 1 to the Shake Shack Inc. 2015 Incentive Award Plan, dated April 26, 2016	10-Q	10.1	5/16/2016	

Exhibit Number		Exhibit Description	Incorporated by Reference			Filed Herewith
			Form	Exhibit	Filing Date	
10.7.2	†	Amendment No. 2 to the Shake Shack Inc. 2015 Incentive Award Plan, dated February 5, 2019	10-Q	10.1	5/6/2019	
10.7.3	†	Shake Shack Inc. Amended and Restated 2025 Incentive Award Plan	8-K	10.10	6/13/2024	
10.7.4	†	Form of Employee Option Agreement under the Shake Shack Inc. 2015 Incentive Award Plan, as amended	S-1/A	10.19	1/20/2015	
10.7.5	†	Form of Director Option Agreement under the Shake Shack Inc. 2015 Incentive Award Plan, as amended	S-1/A	10.20	1/20/2015	
10.7.6	†	Form of Performance Stock Unit Award Agreement under the Shake Shack Inc., 2015 Incentive Award Plan, as amended	10-Q	10.2	5/16/2016	
10.7.7	†	Form of Supplement to Performance Stock Unit Award Agreement under the Shake Shack Inc. 2015 Incentive Award Plan, as amended	10-Q	10.3	5/16/2016	
10.7.8	†	Form of Employee Restricted Stock Unit Award Agreement under the Shake Shack Inc. 2015 Incentive Award Plan as amended	10-K	10.9.6	2/25/2019	
10.7.9	†	Form of Employee Restricted Stock Unit Award Supplement under the Shake Shack Inc. 2015 Incentive Award Plan as amended	10-K	10.9.7	2/25/2019	
10.7.10	†	Form of Director Restricted Stock Unit Award Agreement under the Shake Shack Inc. 2015 Incentive Award Plan as amended	10-K	10.9.8	2/25/2019	
10.8	†	Form of Non-Employee Director Restricted Stock Unit Award Agreement pursuant to the Shake Shack Inc. 2025 Incentive Award Plan				*
10.9	†	Form of Performance Stock Unit Award Agreement pursuant to the Shake Shack Inc. 2025 Incentive Award Plan				*
10.10	†	Form of Employee Restricted Stock Unit Award Agreement pursuant to the Shake Shack Inc. 2025 Incentive Award Plan				*
10.11	†	2015 Senior Executive Bonus Plan	S-1	10.12	12/29/2014	
10.12.1		Employment Agreement, effective as of June 14, 2021, by and among Katherine Fogertey, Shake Shack Inc., SSE Holdings, LLC and Shake Shack Enterprises, LLC	8-K	10.1	6/9/2021	
10.12.2		Transition and Advisory Agreement, dated November 20, 2025, by and among Katherine Fogertey, Shake Shack Inc., Shack Shake Enterprises, LLC, and SSE Holdings, LLC	8-K	10.1	11/25/2025	
10.12.3		Employment Agreement, dated March 18, 2024, effective May 20, 2024, by and among Robert Lynch, Shake Shack Inc., SSE Holdings, LLC, and Shake Shack Enterprises, LLC	8-K	10.1	3/21/2024	
10.12.4		Amendment No. 1, made August 2, 2024, to the Employment Agreement, dated March 18, 2024, effective May 20, 2024, by and among Robert Lynch, Shake Shack Inc., SSE Holdings, LLC, and Shake Shack Enterprises, LLC	10-Q	10.20	8/2/2024	
10.12.5		Employment Agreement, dated June 20, 2024, effective July 1, 2024, by and among Stephanie Sentell, Shake Shack Inc., SSE Holdings, LLC, and Shake Shack Enterprises, LLC	8-K	10.10	6/21/2024	
10.12.6		Amendment No. 1, made August 2, 2024, to the Employment Agreement, dated June 20, 2024, effective July 1, 2024, by and among Stephanie Sentell, Shake Shack Inc., SSE Holdings, LLC, and Shake Shack Enterprises, LLC	10-Q	10.40	8/2/2024	
10.13	†	Non-Employee Director Compensation Policy	10-K	10.19	2/26/2018	
10.13.1	†	Amended & Restated Non-Employee Director Compensation Policy, dated May 19, 2016	10-K	10.19.1	2/26/2018	
10.13.2	†	Second Amended & Restated Non-Employee Director Compensation Policy, dated March 17, 2017	10-K	10.19.2	2/26/2018	
10.13.3	†	Third Amended & Restated Non-Employee Director Compensation Policy, dated April 28, 2022	10-K	10.11	2/21/2025	
10.13.4	†	Fourth Amended & Restated Non-Employee Director Compensation Policy, dated October 10, 2024	10-K	10.12	2/21/2025	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit	Filing Date	
10.14	Credit Agreement, dated as of August 2, 2019, by and among SSE Holdings, LLC, the Guarantors party thereto, the Lenders referred to therein and Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender	8-K	10.1	8/5/2019	
10.14.1	First Amendment to Credit Agreement, dated as of May 4, 2020, by and among SSE Holdings, LLC, the Guarantors party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	10-Q	10.3	5/4/2020	
10.14.2	Second Amendment to Credit Agreement, dated as of March 1, 2021, by and among SSE Holdings, LLC, the Guarantors party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	10-Q	10.1	5/7/2021	
10.14.3	Third Amendment to Credit Agreement, dated as of March 5, 2021, by and among SSE Holdings, LLC, the Guarantors party thereto, the Lenders party thereto, and JPMorgan Chase Bank, National Association, as Administrative Agent	10-Q	10.2	5/7/2021	
10.14.4	Fourth Amendment to Credit Agreement, dated as of June 29, 2023, by and among SSE Holdings, LLC, the Guarantors party hereto, the Lenders party hereto, and JPMorgan Chase Bank, National Association, as Administrative Agent	10-Q	10.7	8/4/2023	
10.14.5	Fifth Amendment and Waiver to Credit Agreement, dated as of March 19, 2025, by and among SSE Holdings, LLC, the Guarantors party hereto, the Lenders party hereto, and JPMorgan Chase Bank, National Association, as Administrative Agent	10-Q	10.1	7/31/2025	
10.14.6	Sixth Amendment to Credit Agreement, dated as of July 9, 2025, by and among SSE Holdings, LLC, the Guarantors party hereto, the Lenders party hereto, and JPMorgan Chase Bank, National Association, as Administrative Agent	10-Q	10.2	7/31/2025	
10.15	Security and Pledge Agreement, dated as of August 2, 2019, by and among SSE Holdings, LLC, the other Obligors party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	10-Q	10.2	11/4/2019	
10.16	Distribution Agreement, dated April 17, 2020, by and between Shake Shack Inc., J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities LLC	8-K	1.1	4/17/2020	
10.17	Underwriting Agreement, dated April 17, 2020, by and between the Company and J.P. Morgan Securities LLC	8-K	1.1	4/21/2020	
19	Insider Trading Compliance Policy	10-K	19	2/21/2025	
21	Subsidiaries of Shake Shack Inc.				*
23	Consent of Independent Registered Public Accounting Firm				*
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				*
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				*
32	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				#
97	Dodd-Frank Clawback Policy	10-K	97	2/29/2024	
101.INS	XBRL Instance Document				*
101.SCH	XBRL Taxonomy Extension Schema Document				*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				*

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit	Filing Date	
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				*

†   *Indicates a management contract or compensatory plan or arrangement.*

\#   *Furnished herewith.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shake Shack Inc.

(Registrant)

By: /s/ Peter Herpich

Peter Herpich

Date: February 26, 2026

(Principal Financial Officer and Corporate Controller)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert Lynch Robert Lynch	Chief Executive Officer and Director *(Principal Executive Officer)*	February 26, 2026
/s/ Peter Herpich Peter Herpich	Corporate Controller *(Principal Financial Officer and Corporate Controller)*	February 26, 2026
/s/ Daniel Meyer Daniel Meyer	Chairman of the Board of Directors	February 26, 2026
/s/ Sumaiya Balbale Sumaiya Balbale	Director	February 26, 2026
/s/ Charles J. Chapman III Charles J. Chapman III	Director	February 26, 2026
/s/ Jeff Flug Jeff Flug	Director	February 26, 2026
/s/ Lori George Lori George	Director	February 26, 2026
/s/ Jeffrey D. Lawrence Jeffrey D. Lawrence	Director	February 26, 2026
/s/ Joshua Silverman Joshua Silverman	Director	February 26, 2026
/s/ Tristan Walker Tristan Walker	Director	February 26, 2026

CORPORATE INFORMATION

Board of Directors

Daniel Meyer (Chairman)
Union Square Hospitality Group, LLC, executive chairman

Sumaiya Balbale
Sequoia Capital, former chief operating officer

Charles Chapman III
Panera Bread, former chief operating officer

Lori George
The Coca-Cola Company, former global chief diversity, equity and inclusion officer

Anna Fieler
(resignation effective immediately prior to 2025 Annual Meeting)
Madison Park Ventures, founder and partner

Jeff Flug
Union Square Hospitality Group, LLC, former president

Jeffrey Lawrence
General Atlantic, senior advisor

Rob Lynch
Shake Shack Inc., chief executive officer

Joshua Silverman
(resignation effective May 1, 2026)
Etsy, Inc., executive chairman,
former chief executive officer

Tristan Walker
Heirloom Management Co., founder
Walker & Company Brands, founder and former chief executive officer

Senior Leadership Team

Rob Lynch
chief executive officer and director

Stephanie Sentell
chief operations officer

Stock Exchange Listing

Trading Symbol: SHAK
New York Stock Exchange

Annual Meeting of Stockholders

June 10, 2026, 9:00 a.m. ET
www.virtualshareholdermeeting.com/SHAK2026

Independent Registered Public Accounting Firm

Ernst & Young LLP

Transfer Agent & Registrar

EQ Shareowner Services
Attn: OnBase
P.O. Box 500
Newark, NJ 07101
1 800-937-5449
Non US holders 1-718-921-8124
Email address: helpAST@equiniti.com
Website for shareholders to login (shareholder central):
https://equiniti.com/us/ast-access/individuals/

Stockholder Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, statements of changes in beneficial ownership and amendments to those reports are available for free on our investor relations website at investor.shakeshack.com. To obtain copies of these reports, you may email, call or write to us:

Attn: Investor Relations
Shake Shack Inc.
225 Varick Street, Suite 301
New York, NY 10014
Phone: 844-SHACK-04
Email: investor@shakeshack.com

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases as part of our investor relations website. Investors and other interested parties can receive notifications of new information posted on our investor relations website in real time by subscribing to email alerts. We also make certain corporate governance documents available on our investor relations website, including our corporate governance guidelines, board committee charters, codes of conduct and ethics, as well as certain company policies.

Cautionary Note On Forward Looking Information:

This Annual Report contains forward-looking statements, including the statements about our Strategic Priorities, which are based on current assumptions that are subject to risks and uncertainties that may cause actual results to different materially from the forward-looking statements, including the risks and certainties discussed on pages 13 - 38 of this Annual Report. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



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